Exhibit 10.48

Execution Version

ASSET PURCHASE AGREEMENT

BY AND AMONG

ACORDA THERAPEUTICS, INC.,

CIVITAS THERAPEUTICS, INC.,

MERZ PHARMACEUTICALS, LLC

and

Merz Pharma GmbH & Co. KGaA
(solely for the purposes set forth herein)

Dated as of March 31, 2024

TABLE OF CONTENTS

-i-

-ii-

-iii-

-iv-

SCHEDULES AND EXHIBITS

Schedule 1.1(d)	Assigned Contracts
Schedule 1.1(e)	Acquired Inventory
Schedule 1.1(f)	Seller Intellectual Property
Schedule 1.1(j)	Acquired Regulatory Authorizations
Schedule 1.1(n)	Acquired Fixed Assets
Schedule 1.1(t)	Other Acquired Assets
Schedule 1.2(a)	Excluded Compounds
Schedule 1.2(f)	Excluded Fixed Assets
Schedule 1.2(n)	Certain Excluded IP Assets
Schedule 1.2(p)	Other Excluded Assets
Schedule 1.5(a)	Cure Cost
Schedule 1.6(d)(i)	Sample NWC Calculation
Schedule 3.6(a)	Permitted Pre-Closing Encumbrances
Schedule 5.1(a)	Conduct of Business Pending the Closing
Schedule 5.1(b)	Seller Interim Operating Covenants
Schedule 6.1	Required Regulatory Approvals
Exhibit A	Form of Bill of Sale & Assignment and Assumption Agreement
Exhibit B	Forms of Intellectual Property Assignment Agreements
Exhibit C	Form of Bidding Procedures Order
Exhibit D	Form of Sale Order
Exhibit E	Form of Purchaser FDA Transfer Letter
Exhibit F	Form of Seller FDA Transfer Letter
Exhibit G	Stock Transfer Form

-v-

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of March 31, 2024 (this “Agreement”), is made by and among Acorda Therapeutics, Inc., a Delaware corporation (“Seller Parent”), Civitas Therapeutics, Inc., a Delaware corporation (together with Seller Parent, “Sellers” and each of them, individually, a “Seller”), Merz Pharmaceuticals, LLC, a North Carolina limited liability company (“Purchaser”), and, solely with respect to Section 4.3, Section 8.19 and Article VIII (solely as such Article relates to Section 8.19), Merz Pharma GmbH & Co. KGaA, a German partnership limited by shares, with its general partner being a German limited liability company, and registered with the commercial register of the local court of Frankfurt am Main under number HRB 54072 and with its business address at Eckenheimer Landstraße 100, 60318 Frankfurt am Main, Germany (“Purchaser Parent”). Each Seller and Purchaser, and for purposes of Article VIII, Purchaser Parent, are referred to individually herein as a “party” and collectively as the “parties”. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in Article IX.

WHEREAS, Sellers are engaged in the Business;

WHEREAS, each Seller intends to file a voluntary petition for relief commencing a case (collectively, the “Chapter 11 Cases”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”);

WHEREAS, Purchaser desires to purchase and accept, and Sellers desire to sell, convey, assign, transfer and deliver, or cause to be sold, conveyed, assigned, transferred and delivered, to Purchaser, all of the Acquired Assets, and Purchaser is willing to assume, and Sellers desire to assign and delegate to Purchaser, all of the Assumed Liabilities, all in the manner and subject to the terms and conditions set forth herein and in accordance with sections 105, 363 and 365 of the Bankruptcy Code, subject to Purchaser’s right to assign its rights and obligations hereunder to one or more of its Affiliates (such sale and purchase of the Acquired Assets and such assignment and assumption of the Assumed Liabilities, the “Acquisition”);

WHEREAS, the parties acknowledge and agree that the purchase by Purchaser of the Acquired Assets and the assumption by Purchaser of the Assumed Liabilities are being made at arm’s length and in good faith and without intent to hinder, delay or defraud creditors of Sellers or their Affiliates; and

WHEREAS, the execution and delivery of this Agreement and Sellers’ ability to consummate the Transactions are subject to, among other things, the entry of the Sale Order under, inter alia, sections 363 and 365 of the Bankruptcy Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Article I

THE ACQUISITION

Section 1.1 Acquired Assets. On the terms and subject to the conditions set forth in this Agreement and, subject to approval of the Bankruptcy Court, pursuant to sections 105, 363 and 365 of the Bankruptcy Code, at the Closing, Sellers shall, and shall cause each other applicable member of the Seller Group to, sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to Purchaser, and Purchaser shall purchase and accept from Sellers and the applicable members of the Seller Group, free and clear of all Encumbrances of any and every kind, nature and description, other than Permitted Post‑Closing Encumbrances, all right, title and interest of Seller Parent and its Subsidiaries (the “Seller Group”) in, to or under all of the assets, properties and rights of every kind and nature, in each case, as of the Closing, whether real, personal or mixed, tangible or intangible (including goodwill), wherever located and whether now existing or hereafter acquired (other than the Excluded Assets), in each case which are Primarily Related to any Product as Exploited by or on behalf of, or the Business as operated by or on behalf of, the Seller Group, including the following (collectively, other than, in each case, to the extent an Excluded Asset, the “Acquired Assets”):

(a) the Products;

(b) all Accounts Receivable and the Biogen Royalty Receivable;

(c) the Specified Pre-Paid Expenses;

(d) to the extent assignable pursuant to sections 363 and 365 of the Bankruptcy Code and subject to Section 1.5, the Contracts listed on Schedule 1.1(d) (as such schedule may be amended from time to time pursuant to Section 1.5(h), the “Assigned Contracts Schedule”, and such Contracts listed on the Assigned Contracts Schedule, the “Assigned Contracts”) and all rights thereunder;

(e) all Inventory, including as set forth on Schedule 1.1(e) to the extent still owned by a member of the Seller Group as of Closing, (the “Acquired Inventory”);

(f) all Seller Intellectual Property, including the Seller Registered Intellectual Property listed or identified on Schedule 1.1(f), and all of the rights of each member of the Seller Group therein, including all rights to sue for and recover and retain damages for present and past infringement thereof and, in the case of Trademarks that are Seller Intellectual Property, all goodwill appurtenant thereto;

(g) except for those rights relating to an Excluded Asset set forth in Schedule 1.2(o), all rights under each Seller Confidentiality Agreement, and each other non-disclosure or confidentiality agreements and invention and Intellectual Property assignment agreements, including any such agreements executed for the benefit of any member of the Seller Group or their respective predecessors with current or former employees, consultants or contractors of each member of the Seller Group or their respective predecessors;

(h) all Books and Records other than Retained Books and Records (the “Acquired Books and Records”);

(i) all Regulatory Materials;

(j) all Regulatory Authorizations held by any member of the Seller Group for each Product or that are otherwise Primarily Related to the Business, including the Regulatory Authorizations listed on Schedule 1.1(j) (the “Acquired Regulatory Authorizations”);

(k) all sales literature, promotional literature, and other selling and advertising material, including Internet website pages, creative materials, advertising, studies, reports, and other printed or written materials, in each case whether in hard copy or electronic format and whether draft or final form, used, or created or developed for use by any member of the Seller Group (the “Acquired Promotional Materials”);

(l) all Permits (including pending applications therefor), to the extent transferrable (the “Acquired Permits”);

(m) all goodwill associated with the Business, any Product, and the Acquired Assets;

(n) the tangible assets, including equipment, devices, machinery, tools or supplies, listed on Schedule 1.1(n);

(o) any and all insurance proceeds, condemnation awards or other compensation in respect of loss or damage to any of the tangible Acquired Assets to the extent occurring on or after the date hereof, and all rights and claims of any member of the Seller Group to any such insurance proceeds, condemnation awards or other compensation not paid by the Closing, net in each case of any associated deductible paid or otherwise borne by a member of the Seller Group and any reasonable costs and expenses incurred by any member of the Seller Group in connection with obtaining such proceeds, condemnation awards or other compensation; provided that nothing in this Section 1.1 shall obligate any member of the Seller Group to obtain any such proceeds, condemnation awards or other compensation on Purchaser’s or any of its Affiliates’ behalf;

(p) all assets acquired by any member of the Seller Group pursuant to the Civitas APLA and still owned as of the Closing by a member of the Seller Group, to the extent not otherwise included in this Section 1.1;

(q) all proceeds from chargebacks, Rebates, cash discounts and fees for services payable to Sellers from wholesalers, distributors, hospital customers, and payors including Medicaid Drug Rebate Program rebates pursuant to 42 U.S.C § 1396r-8, to the extent arising from the sale of any Product after the Closing;

(r) all NDC numbers (including the Seller Group’s corresponding five (5)-digit labeler codes) and any other product-specific identifiers other than as not otherwise included in the Seller Intellectual Property for any Product;

(s) all of the issued share capital, partnership interests, membership interests or other equity interests, of Seller Parent in Acorda Therapeutics Ireland Limited (the “Shares”), a private company limited by shares incorporated in Ireland (“Acorda Ireland”), and all warrants and options for, and other securities exchange for or convertible or exercisable into, any of the foregoing; and

(t) the assets and rights set forth in Schedule 1.1(t).

Section 1.2 Excluded Assets. Notwithstanding anything contained in this Agreement to the contrary, the Acquired Assets shall not include any right, title or interest of any member of the Seller Group in, to or under any of the assets, properties or rights set forth below (collectively, the “Excluded Assets”):

(a) (i) those compounds set forth in Schedule 1.2(a), (ii) any product or product candidate that is comprised of or contains any such compound and (iii) any precursors, intermediates, improvements, modifications, derivatives or formulations of or delivery systems for any of the foregoing, provided that none of the items in clauses (ii) or (iii) comprise or contain any Compound;

(b) other than as set forth in Section 1.1(c) or Section 1.1(q), all Cash, including all restricted cash, and any security and utility deposits, escrow deposits, cash collateral (including cash collateral given to obtain or maintain letters of credit and cash drawn or paid on letters of credit), credits, allowance or other similar assets, or charges, setoffs, prepaid expenses and other prepaid items;

(c) other than as set forth in Section 1.1(o), all insurance policies of Sellers (including all current and prior director and officer or similar fiduciary or errors and omissions insurance policies and all rights thereunder and all proceeds and refunds thereof or other insurance policies as set forth on Section 3.23 of the Sellers Disclosure Schedule), including any Rights thereunder;

(d) other than as set forth in Section 1.1(s), all shares of capital stock, partnership interests, membership interests or other equity interests of Sellers or any of their Subsidiaries, and all warrants and options for, and other securities exchange for or convertible or exercisable into, any of the foregoing;

(e) all Leases, including those for the Pearl River Facility and the Waltham Facility;

(f) other than as set forth in Section 1.1(e), Section 1.1(h), Section 1.1(i), Section 1.1(k) and Section 1.1(n), all tangible personal property or assets, including furniture, fixtures, equipment, devices, machinery, tools or supplies, including those set forth in Schedule 1.2(f);

(g) the Retained Books and Records;

(h) all avoidance claims or causes of action available to Sellers or any other members of the Seller Group under Chapter 5 of the Bankruptcy Code (including sections 544, 545, 547, 548, 549, 550 and 553) or any similar actions under any other applicable Law;

(i) all Rights of Sellers arising under this Agreement or the Ancillary Documents, including (subject to Section 8.18) Deal Communications;

(j) all Seller Benefit Plans, all assets of such Seller Benefit Plans and all trust agreements, administrative service contracts, insurance policies and other Contracts related thereto and all rights of Sellers with respect to any of the foregoing;

(k) all Contracts that are not Assigned Contracts, including those disclosed or required to be disclosed pursuant to Section 3.8;

(l) all Rights to or arising from the Alkermes Dispute;

(m) any Right to any refund or credit with respect to Taxes relating to any Pre-Closing Tax Period;

(n) all Rights, including Rights as to any Intellectual Property, in those assets set forth in Schedule 1.2(n);

(o) other than as set forth in Section 1.1(b), all proceeds from chargebacks, Rebates, cash discounts and fees for services payable to Sellers from wholesalers, distributors, hospital customers, and payors including Medicaid Drug Rebate Program rebates pursuant to 42 U.S.C § 1396r-8, to the extent arising from the sale of any Product prior to or at the Closing; and

(p) the other assets and Rights set forth in Schedule 1.2(p) (the “Excluded Assets Schedule”).

Section 1.3 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, in consideration for the sale, assignment, conveyance, transfer and delivery of the Acquired Assets to Purchaser, Purchaser shall assume from Sellers and agree to pay, perform and discharge, when due, in accordance with their respective terms and subject to the respective conditions thereof, and Purchaser and its Affiliates shall be solely and exclusively liable with respect to, the Liabilities described in this Section 1.3 (collectively, the “Assumed Liabilities”). The Transactions shall in no way expand the rights or remedies of any third party against Purchaser or any Seller or any of their respective Affiliates as compared to the rights and remedies that such third party would have had against Sellers absent the Chapter 11 Cases had Purchaser not assumed such Assumed Liabilities. The Assumed Liabilities shall consist of the following Liabilities of Sellers or any of their Affiliates:

(a) all Liabilities in respect of (i) any CMO Payables, (ii) any GTN Liabilities and (iii) the Alkermes Royalty Payable, in each case solely to the extent included in the calculation of Final Net Working Capital or arising from the facts, actions, omissions, circumstances or conditions giving rise to the amounts included in such calculations;

(b) all Liabilities arising under any Assigned Contract solely to the extent such Liabilities arise after the Closing based on facts, actions, omissions, circumstances or conditions occurring or accruing after the Closing, including any such Liabilities related to any breach, default under, failure to perform, torts related to the performance of, violations of Law, infringements or indemnities under, guaranties pursuant to and overcharges, underpayments or penalties in respect of, any Assigned Contract after the Closing;

(c) all Liabilities arising from or related to the ownership and operation of the Business and Acquired Assets and Exploitation of Products, solely to the extent such Liabilities arise after the Closing based on facts, actions, omissions, circumstances or conditions occurring or accruing after the Closing, including any such Liability arising out of or relating to any recalls, infringement of third party Intellectual Property or product liability, breach of warranty or similar claim for injury to person or property, in each case, to the extent arising out of, in respect of or related to the Products sold by or on behalf of Purchaser or any Affiliate thereof after the Closing;

(d) all Liabilities arising from or related to any Action related to the Business, any Product, the Acquired Assets or the Assumed Liabilities, solely to the extent based on facts, actions, omissions, circumstances or conditions occurring or accruing after the Closing;

(e) all Liabilities relating to the employment, engagement or termination of the Transferred Service Providers, solely to the extent based on facts, actions, omissions, circumstances or conditions occurring or accruing after the Closing (other than the Excluded Liabilities);

(f) all Liabilities for (i) Taxes relating to the Acquired Assets for any Tax period (or portion thereof) beginning after the Closing Date (but excluding all income or franchise Taxes of Sellers for any Tax period), and (ii) Transfer Taxes, in each case, other than Excluded Taxes;

(g) all Liabilities for the payment of the Purchaser Cure Costs; and

(h) all Liabilities of Acorda Ireland.

Section 1.4 Excluded Liabilities. Notwithstanding anything contained in this Agreement to the contrary, neither Purchaser nor any of its Affiliates shall assume, be obligated to assume, be deemed to have assumed, or be obliged to pay, perform or otherwise discharge, and Sellers shall be solely and exclusively liable with respect to, any Liabilities of any Seller or any Affiliate thereof other than the Assumed Liabilities (such Liabilities other than Assumed Liabilities, the “Excluded Liabilities”), including the following Excluded Liabilities:

(a) all Liabilities, including the Seller Cure Costs, arising out of facts or circumstances in existence at or prior to the Closing or from or related to any breach, default under, failure to perform, torts related to the performance of, violations of Law, infringements or indemnities under, guaranties pursuant to and overcharges, underpayments or penalties on the part of any Seller or any Affiliate thereof under any Contract to which any Seller or any Affiliate thereof is a party prior to the Closing;

(b) all Liabilities, including the Seller Cure Costs, arising from or related to any Action against any Seller or any Affiliate thereof, or related to the Business, any Product, the Acquired Assets or the Assumed Liabilities, pending or threatened or based on facts, actions, omissions, circumstances or conditions existing, occurring or accruing at or prior to the Closing even if instituted after the Closing;

(c) all Liabilities, including the Seller Cure Costs, arising from or related to any Product or the operation of the Business or condition of the Acquired Assets at or prior to the Closing or facts, actions, omissions, circumstances or conditions existing, occurring or accruing at or prior to the Closing, including any Liability arising out of or relating to any recalls, infringement of third party Intellectual Property or product liability, breach of warranty or similar claim for injury to person or property, in each case, to the extent arising from or related to the Products sold by or on behalf of any Seller or any Affiliate thereof prior to the Closing;

(d) all Indebtedness of any Seller or any Affiliate thereof;

(e) all Liabilities to any current or former owner of capital stock or other equity interests of any Seller or any Affiliate thereof or any securities convertible into, exchangeable or exercisable for shares of capital stock or other equity interests of any Seller or any Affiliate thereof or, in respect of obligations for indemnification or advancement of expenses, any current or former officer or director of any Seller or any Affiliate thereof;

(f) all drafts or checks outstanding at the Closing under which any Seller or any Affiliate thereof is obligated;

(g) all Liabilities of any Seller or any Affiliate thereof under futures contracts, options on futures, swap agreements or forward sale agreements;

(h) all Liabilities arising from or related to the Alkermes Dispute;

(i) all Liabilities for or in respect of Excluded Taxes;

(j) all Liabilities (i) relating to the Seller Benefit Plans (whether arising prior to, on or after the Closing Date), (ii) relating to the employment, engagement or termination of any of Sellers’ or any of its Affiliates’ current or former employees, advisors or independent contractors (other than any Transferred Service Providers), whether arising prior to, at or after the Closing or (iii) relating to the employment, engagement or termination of the Transferred Service Providers, solely to the extent based on facts, actions, omissions, circumstances or conditions existing, occurring or accruing prior to or at the Closing;

(k) all fees, charges, expenditures, expenses, costs and other payments incurred or otherwise payable by any Seller or any Affiliate thereof, or for which any Seller or any Affiliate thereof is liable, in connection with the administration of the Chapter 11 Cases or the negotiation, execution and consummation of the Transactions (including any preparation for a transaction process, bankruptcy process, any sale process involving other potential purchasers or any contemplated public offering or financing), including the fees and expenses of financial advisors, accountants, legal counsel, consultants, brokers and other advisors with respect thereto, whether incurred, accrued or payable on, prior to or after the date of this Agreement or the Closing;

(l) all Liabilities to the extent relating to the ownership, possession or use of the Excluded Assets;

(m) all Liabilities under Environmental Laws to the extent relating to actions by or omissions of any Seller or any Affiliate thereof, or any circumstances or conditions existing, occurring or accruing, at or prior to the Closing, including such Liabilities relating to (i) any noncompliance with or violations of Environmental Laws by any Seller or any Affiliate thereof at or prior to the Closing, (ii) the transportation, off-site storage or off-site disposal of any Hazardous

Substances generated by or on behalf of any Seller or any Affiliate thereof on or before the Closing, (iii) the release of any Hazardous Substances by or on behalf of any Seller or any Affiliate thereof at or prior to the Closing, or (iv) for toxic torts arising as a result of or in connection with loss of life or injury to Persons in connection with the exposure to Hazardous Substances at or prior to the Closing (whether or not such loss or injury was made manifest at or after the Closing);

(n) all Liabilities of any Seller or any Affiliate thereof for chargebacks, Rebates, cash discounts and fees for services paid or payable to wholesalers, distributors, hospital customers, and payors including Medicaid Drug Rebate Program rebates pursuant to 42 U.S.C § 1396r-8, to the extent relating to or arising out of, in respect of or related to the Business or the sale of any Product at or prior to the Closing;

(o) all Liabilities of any Seller or any Affiliate thereof under this Agreement, the Ancillary Documents and the Confidential Disclosure Agreement or from the consummation of the Transactions; and

(p) the Seller Cure Costs.

Section 1.5 Assignment of Assigned Contracts; Cure Costs.

(a) Schedule 1.5(a) sets forth, with respect to each Assigned Contract, the estimated amount required to be paid as of the date hereof with respect to each Assigned Contract to cure all monetary defaults under such Assigned Contract to the extent required by section 365(b) and otherwise satisfy all requirements imposed by sections 365(b) and (d) of the Bankruptcy Code (the actual amount of such costs with respect to the Assigned Contracts, the “Cure Costs”). Prior to the Sale Hearing, Sellers shall notify non-Seller counterparties to such Assigned Contracts listed on the Assigned Contracts Schedule as of the date hereof of the deadline to object to the Cure Costs, if any, and the Bankruptcy Court shall have determined the Cure Costs with respect to any Assigned Contract entered into prior to the Petition Date. Notwithstanding the foregoing, prior to the applicable Designation Deadline, Purchaser may identify any Contract (other than as set forth on the Excluded Assets Schedule or to the extent otherwise an Excluded Asset other than pursuant to Section 1.2(k)) that Purchaser desires to have included as, or excluded from being, an Assigned Contract in accordance with Section 1.5(h).

(b) To the maximum extent permitted by the Bankruptcy Code and subject to the other provisions of this Section 1.5, Sellers agree to promptly satisfy all Cure Costs (other than the Purchaser Cure Costs, the “Seller Cure Costs”) as and when such Cure Costs become due in respect of Assigned Contracts for which Bankruptcy Court approval to transfer has been obtained; provided that, notwithstanding the foregoing, Purchaser agrees to promptly satisfy all Cure Costs in respect of any Additional Assigned Contracts (the “Purchaser Cure Costs”); provided, further, that on the Closing Date, Sellers shall have paid or otherwise satisfied the Seller Cure Costs and Purchaser shall have paid or otherwise satisfied the Purchaser Cure Costs, in each case, for which Bankruptcy Court approval to transfer have been obtained on or prior to the Closing Date. Following the payment of any such Cure Costs, Sellers shall assign to Purchaser the Assigned Contracts pursuant to section 365 of the Bankruptcy Code and the Sale Order, subject to the provision of adequate assurance by Purchaser in respect of the Assigned Contracts as may be required under section 365 of the Bankruptcy Code as determined by the Bankruptcy Court.

(c) To the maximum extent permitted by the Bankruptcy Code and subject to the other provisions of this Section 1.5, Sellers shall assume and assign all of the Assigned Contracts to Purchaser and Purchaser shall assume all of the Assigned Contracts from Sellers, as of the Closing Date, pursuant to sections 363 and 365 of the Bankruptcy Code. Nothing in this Agreement nor the consummation of the Transactions shall be construed as an attempt or agreement to Transfer any Acquired Asset, including any Contract, Permit, certificate, approval, authorization or other right, which is not capable of being Transferred pursuant to sections 363 and 365 of the Bankruptcy Code.

(d) Notwithstanding anything in this Agreement to the contrary, to the extent that the sale, transfer, assignment, conveyance or delivery or attempted sale, transfer, assignment, conveyance or delivery to Purchaser of any asset that would be an Acquired Asset or any claim or right or any benefit arising thereunder or resulting therefrom is prohibited by any applicable Law, is the subject of an objection to assignment or assumption or would require any consent from any Governmental Entity or third party and such consents shall not have been obtained prior to the Closing (and such consent cannot be effectively overridden or canceled by Sale Order or other related order of the Bankruptcy Court) or such objection has not been resolved prior to the Closing Date (the “Non-Assignable Assets”), the Closing shall proceed without any reduction in Purchase Price or Closing Consideration without the sale, transfer, assignment, conveyance or delivery of such asset unless there is a failure of one or more of the conditions set forth in Article VI; in which case, the Closing shall proceed only if each failed condition is resolved or waived by the party entitled to the benefit thereof. In the event the Closing proceeds without the transfer or assignment of any such Non-Assignable Asset, then following the Closing, Purchaser and Sellers, to the extent Sellers are still in existence and have the resources and personnel to do so, shall use commercially reasonable efforts subject to any approval of the Bankruptcy Court that may be required, to cooperate with the other party, to obtain such consent as promptly as practicable following the Closing; provided, that no party shall be obligated to incur any costs or expenses or provide any financial accommodation or other consideration of any nature to any Person to facilitate obtaining such consent to transfer any Non-Assignable Asset. Pending the receipt of such consent, the parties shall, subject to any approval of the Bankruptcy Court that may be required, reasonably cooperate with each other to provide Purchaser with all of the benefits of, and for Purchaser to bear the burdens of and Liabilities for, including indemnifying Sellers for any Liabilities arising from the performance (as directed by Purchaser) by any Seller under the Non-Assignable Assets, use of such Non-Assignable Asset. Once consent for the sale, transfer, assignment, conveyance or delivery of any such asset not sold, transferred, assigned, conveyed or delivered at the Closing is obtained, Sellers shall promptly transfer, assign, convey and deliver such asset to Purchaser. To the extent that any such asset cannot be transferred or the full benefits or use of any such asset cannot be provided to Purchaser, then as promptly as practicable following the Closing, Purchaser and Sellers shall enter into such arrangements (including subleasing, sublicensing or subcontracting), and shall reasonably cooperate with each other to provide Purchaser with all of the benefits of, and for Purchaser to bear the burdens of and Liabilities for, including indemnifying Sellers for any Liabilities arising from the performance (as directed by Purchaser) by any Seller under the Non-Assignable Assets, use of such Non-Assignable Asset. Sellers shall hold in trust for, and pay to Purchaser, promptly upon receipt thereof, all income, proceeds and other monies received by any member of the Seller Group derived from their use of any asset that would be an Acquired Asset in connection with the arrangements under this Section 1.5(d). No member of the

Seller Group shall have any obligation to renew any Non-Assignable Asset upon the expiration or termination thereof.

(e) The parties agree to treat any asset the benefits of which are transferred pursuant to Section 1.5(d) as having been sold to Purchaser for Tax purposes to the extent permitted by Law. Each Seller and Purchaser agree to notify the other parties promptly in writing if it determines that such treatment (to the extent consistent with the relevant arrangement agreed to by Sellers and Purchaser pursuant to Section 1.5(d)) is not permitted for Tax purposes under applicable Law.

(f) If a counterparty to a Contract set forth on the Assigned Contracts Schedule timely objects to the assumption or assignment or the amount of the Cure Costs payable with respect to such contract or lease, as applicable, Sellers shall request that the Bankruptcy Court hear and determine such objection on an expedited basis. If such objection has not been resolved prior to the Closing (whether by an order of the Bankruptcy Court or by agreement with the contract or lease counterparty), Purchaser may elect to (i) treat such contract as a Non-Assignable Asset or (ii) temporarily treat the contract as a Non-Assignable Asset (a “Designated Agreement”), proceed to Closing without any reduction in Purchase Price or Closing Consideration without the sale, transfer, assignment, conveyance or delivery of such Designated Agreement, unless there is a failure of one or more of the conditions set forth in Article VI (in which case, the Closing shall proceed only if each failed condition is resolved or waived by the party entitled to the benefit thereof), with respect to all other Acquired Assets, and determine whether to treat the Designated Agreement as an Assigned Contract, as applicable, or a Non-Assignable Asset within five (5) Business Days after resolution of such objection (whether by an order of the Bankruptcy Court or by agreement of Purchaser and the contract or lease counterparty).

(g) To the extent that any Contract or Permit to be sold, transferred, conveyed or assigned (any sale, transfer, conveyance or assignment, a “Transfer”) to Purchaser pursuant to the terms of Section 1.5 is not capable of being Transferred to Purchaser (after giving effect to the Sale Order) without the consent of a third Person, or if such Transfer or attempted Transfer would, or if the subsequent Transfer or attempted Transfer of the equity interests of Purchaser would, constitute a breach thereof or a violation of any Law, nothing in this Agreement or in any document, agreement or instrument delivered pursuant to this Agreement will constitute a Transfer or an attempted Transfer thereof prior to the time at which all consents necessary for such Transfer will have been obtained unless an Order of the Bankruptcy Court effects such Transfer without consent.

(h) Notwithstanding anything in this Agreement to the contrary, Purchaser may, in its sole and absolute discretion, by written notice to Sellers amend or revise the Assigned Contracts Schedule in order to, in each case with respect to a Contract that is not set forth on the Excluded Assets Schedule or an Excluded Asset other than pursuant to Section 1.2(k), (i) eliminate any Contract from such schedule at any time during the period commencing from the date hereof and ending two (2) Business Days before the commencement of the Sale Hearing or (ii) add any Contract to such schedule at any time and from time to time, until the date which is thirty (30) days before the Closing Date; provided that the counter-party to such Contract or Permit is provided sufficient notice and an opportunity to object to such assumption and assignment (in each case, as applicable, the “Designation Deadline”). Automatically upon the addition of any Contract to the Assigned Contracts Schedule, it shall be an Assigned Contract for all purposes of this Agreement, until such time (if any) as such Contract is eliminated from the Assigned Contracts Schedule. If Purchaser adds one or more Contracts to the Assigned Contracts Schedule after the date hereof and Sellers have not previously notified the non-Seller counterparties to such Contracts pursuant to Section 1.5(a) (such Contracts, the “Additional Assigned Contracts”), Sellers shall file any supplemental motion required to assume and assign such Additional Assigned Contracts and shall provide such supplemental notice as is required, and the hearing with respect to the assumption and assignment of such Additional Assigned Contracts may occur after the Sale Hearing. Automatically upon the removal of any Contract from the Assigned Contracts Schedule, such Contract shall be an Excluded Asset (and for the avoidance of doubt shall cease to be an Assigned Contract) for all purposes of this Agreement, and no Liabilities arising thereunder shall be assumed or borne by Purchaser.

Section 1.6 Purchase Price; Escrow Funds.

(a) Aggregate Consideration. The aggregate consideration for the purchase and sale of the Acquired Assets will be (i) the payment of the Closing Consideration in accordance with Section 2.2(b)(i) and this Section 1.6 and (ii) the assumption of the Assumed Liabilities by Purchaser in accordance with Section 1.3. For purposes of this Agreement, “Closing Consideration” shall mean an amount equal to:

(i) $185,000,000 (the “Purchase Price”), plus

(ii) the amount, if any, of the Net Working Capital Adjustment (which may be a negative number).

(b) Escrow Funds; Deposit Funds Release. Purchaser shall deposit into escrow with the Escrow Agent amounts equal to (i) $18,500,000 within three (3) Business Days of the execution of this Agreement (such amount, together with all interest and other earnings accrued thereon, the “Deposit Funds”) and (ii) $5,000,000 at the Closing (such amount, together with all interest and other earnings accrued thereon, the “Working Capital Escrow Funds,” and collectively with the Deposit Funds, the “Escrow Funds”), by wire transfer of immediately available funds into separate accounts pursuant to the terms of the Escrow Agreement. The Deposit Funds shall be released by the Escrow Agent and delivered to either (x) Purchaser or (y) Seller Parent, on behalf of Sellers, as follows:

(i) if the Closing shall occur, the Deposit Funds shall be applied towards the portion of the Closing Consideration payable by Purchaser to Sellers pursuant to Section 1.6(a) and shall be released to Seller Parent at the Closing;

(ii) if this Agreement is terminated by Seller Parent pursuant to Section 7.1(b)(iii), unless at the time of such termination Purchaser had an independent right to terminate this Agreement pursuant to the other terms of Section 7.1, then the Deposit Funds shall be released to Seller Parent within two (2) Business Days following such termination; or

(iii) if this Agreement is terminated pursuant to Section 7.1 other than pursuant to Section 7.1(b)(iii) (or this Agreement is terminated pursuant to Section 7.1(b)(iii) and at such time Purchaser had an independent right to terminate this Agreement pursuant to the other terms of Section 7.1), in addition to any of Purchaser’s rights pursuant to Section 7.2(b) and Section 7.2(c), the Deposit Funds shall be released to Purchaser within two (2) Business Days after such termination.

(c) Estimated Closing Consideration; Post-Closing Adjustment.

(i) Estimated Closing Consideration. No later than five (5) Business Days prior to the Closing, Seller Parent shall provide Purchaser with a statement (the “Estimated Closing Statement”) setting forth its good faith calculations of (A) the Net Working Capital as of the Calculation Time (the “Estimated Net Working Capital) and (B) the estimated Closing Consideration based on the Estimated Net Working Capital (the “Estimated Closing Consideration”), together with such schedules and data as are reasonably necessary to support the calculation thereof, including a corresponding (1) Accounts Receivable Schedule, (2) Specified Pre-Paid Expenses Schedule, (3) Inventory Schedule, (4) CMO Payables Schedule, (5) GTN Liabilities Schedule and (6) Royalty Payment Schedule (such schedules, collectively, the “Working Capital Schedules”). Seller Parent will, subject to and in accordance with Section 5.2, permit Purchaser and its Representatives reasonable access to the personnel, properties, books and records involved in or utilized in preparing the Estimated Closing Statement. If Purchaser raises any reasonable objections to the calculations set forth in the Estimated Closing Statement, Seller Parent will consider in good faith such objections prior to the Closing to the extent submitted in writing to Seller Parent at least one (1) Business Day prior to the Closing; provided that, in no event will (x) Purchaser have any right to delay or prevent the Closing based on objections raised to the calculations set forth in the Estimated Closing Statement or the inability to access timely the foregoing personnel, properties, books and records in compliance with Section 5.2 for the purpose of evaluating the foregoing calculations or (y) Seller Parent have any obligation to agree to any adjustments to the Estimated Net Working Capital or the Estimated Closing Consideration based on such objections or access limitations.

(ii) Proposed Actual Closing Consideration. No later than sixty (60) days following the Closing, Purchaser shall deliver to Seller Parent a statement (the “Closing Statement”) setting forth its good faith calculations of (A) the actual Net Working Capital as of the Calculation Time (the “Actual Net Working Capital”) and (B) the actual Closing Consideration based on the Actual Net Working Capital (the “Actual Closing Consideration”), together with such schedules and data as are reasonably necessary to support the calculation thereof, including corresponding Working Capital Schedules. The parties agree that the purpose of determining the Actual Net Working Capital and the Actual Closing Consideration contemplated by this Section 1.6 is to measure the difference in Actual Net Working Capital as compared to the Estimated Working Capital, and such processes are not intended to permit the introduction of different or new judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of determining the Final Net Working Capital or the Final Closing Consideration than those set forth in the Accounting Principles and the applicable definitions set forth herein. The Estimated Closing Statement and the Closing Statement shall be prepared in accordance with the terms of this Agreement, the Accounting Principles and the applicable definitions set forth herein.

(iii) Final Closing Consideration Determination.

(A) No later than sixty (60) days following the delivery by Purchaser of the Closing Statement, Seller Parent shall notify Purchaser in writing whether it accepts or disputes the accuracy of the calculation of the Actual Net Working Capital or the Actual Closing Consideration. During such sixty (60) day period, Seller Parent and its Representatives shall be provided with such access to personnel and other Representatives of Purchaser and its Affiliates, as well as any work papers and books and records, including any Acquired Books and Records, of Purchaser, its Affiliates or its or their respective Representatives, as it may reasonably request to enable it to evaluate the calculations of Actual Net Working Capital and Actual Closing Consideration prepared by Purchaser. If Seller Parent accepts the calculations of Actual Net Working Capital and Actual Closing Consideration prepared by Purchaser pursuant to Section 1.6(c)(ii), or if Seller Parent fails within such sixty (60) day period to notify Purchaser of any dispute with respect thereto, then the calculations of Actual Net Working Capital and Actual Closing Consideration pursuant to Section 1.6(c)(ii) shall be the “Final Net Working Capital” and the “Final Closing Consideration” which shall be deemed final and conclusive and binding upon all parties in all respects.

(B) If Seller Parent disputes the calculation of the Actual Net Working Capital or the Actual Closing Consideration, Seller Parent shall provide written notice to Purchaser no later than sixty (60) days following the delivery by Purchaser to Seller Parent of the Closing Statement (the “Dispute Notice”), setting forth in reasonable detail those items and dollar amounts that Seller Parent disputes (and the basis for such dispute), together with Seller Parent’s alternative calculation of each disputed item; provided, that Purchaser and Seller Parent shall be deemed to have agreed on all items contained in the Closing Statement that are not subject to the Dispute Notice. During the forty-five (45) day period following delivery of the Dispute Notice, Purchaser and Seller Parent shall negotiate in good faith with a view to resolving their disagreements over the disputed items. All negotiations between Purchaser and Seller Parent regarding the matters set forth in a Dispute Notice shall be governed by Rule 408 of the Federal Rules of Evidence and any comparable applicable state or foreign rule. During such forty-five (45) day period and until the final determination of Actual Net Working Capital and Actual Closing Consideration in accordance with this Section 1.6(c)(iii)(B) or Section 1.6(c)(iii)(C), as the case may be (as so determined, or as determined pursuant to Section 1.6(c)(iii)(A), “Final Net Working Capital” and “Final Closing Consideration”, respectively), Seller Parent and its Representatives shall be provided with such access to personnel and other Representatives of Purchaser and its Affiliates, as well as any work papers and books and records, including any Acquired Books and Records, of Purchaser, its Affiliates or its or their respective Representatives, as it may reasonably request to enable it to address all matters set forth in any Dispute Notice. If the parties resolve their differences over the disputed items in accordance with the foregoing procedure, the “Final Net Working Capital” and “Final Closing Consideration” shall be the amounts agreed upon by them. If the parties fail to resolve their differences over the disputed items within such forty-five (45) day period, then Purchaser and Seller Parent shall forthwith jointly request that a nationally recognized independent public accounting firm as shall be mutually agreed by Purchaser and Seller Parent (or if no such firm can be engaged, another independent public accounting firm as mutually agreed by Purchaser and Seller Parent, in good faith) (the “Accounting Expert”) make a binding determination, as an expert and not as an arbitrator, as to the disputed items in accordance with this Agreement; provided that (1) the basis of the Accounting Expert’s determination must be based solely on the definitions and other applicable provisions of this Agreement or correcting mathematical errors; and (2) each party agrees that it shall not engage in any ex parte communications with the Accounting Expert.

(C) The Accounting Expert will under the terms of its engagement have no more than thirty (30) days from the date of referral within which to render its written decision with respect to the disputed items (and only with respect to any unresolved disputed items set forth in the Dispute Notice) and the final calculations of Actual Net Working Capital and Actual Closing Consideration shall be based solely on the resolution of such disputed items. The Accounting Expert shall review such submissions and base its determination solely on such submissions. In resolving any disputed item, the Accounting Expert may not assign a value to any item greater than the maximum value for such item claimed by either party or less than the minimum value for such item claimed by either party. The decision of the Accounting Expert shall be deemed final and binding upon the parties and enforceable by any court of competent jurisdiction and the Accounting Expert’s final calculation of the Actual Net Working Capital shall be deemed the “Final Net Working Capital” and of the Actual Closing Consideration shall be deemed the “Final Closing Consideration”. The fees and expenses of the Accounting Expert shall be allocated to be paid by Purchaser, on the one hand, and Seller Parent, on the other, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Accounting Expert.

(iv) Final Closing Consideration Payment. Following the final determination of the Final Net Working Capital and Final Closing Consideration pursuant to Section 1.6(c)(iii):

(A) if the Final Closing Consideration is greater than or equal to the Estimated Closing Consideration, then (x) Purchaser shall pay to Seller Parent the amount, if any, by which the Final Closing Consideration is in excess of the Estimated Closing Consideration; provided, that in no event shall Purchaser be required to pay an amount pursuant to this clause (x) in excess of $5,000,000 and (y) Purchaser and Sellers shall provide joint written instructions, executed by their respective authorized representatives under the Escrow Agreement, to the Escrow Agent that instruct the Escrow Agent to release the Working Capital Escrow Funds to Seller Parent, on behalf of Sellers; and

(B) if the Final Closing Consideration is less than the Estimated Closing Consideration, then Purchaser and Seller shall provide joint written instructions, executed by their respective authorized representatives under the Escrow Agreement, to the Escrow Agent that instruct the Escrow Agent to release (x) to Purchaser, an amount of the Working Capital Escrow Funds equal to the amount by which the Estimated Closing Consideration is in excess of the Final Closing Consideration and (y) to Seller Parent, on behalf of Sellers, any amounts remaining in the Working Capital Escrow Funds, after giving effect to the release contemplated by the preceding clause (x).

Notwithstanding the foregoing, (A) in the event that the full amount (if any) by which the Estimated Closing Consideration exceeds the Final Closing Consideration is greater than the Working Capital Escrow Funds, neither Purchaser nor any of its Affiliates or its or their respective Representatives shall have any recourse with respect to such shortfall against Seller Parent, any of its Affiliates, its or their respective Representatives or any other Person and (B) in the event that the full amount (if any) by which the Final Closing Consideration exceeds the Estimated Closing Consideration is greater than $5,000,000, neither Seller Parent nor any of its Affiliates or its or their respective Representatives shall have any recourse with respect to such shortfall against Purchaser, any of its Affiliates, its or their respective Representatives or any other Person. All payments pursuant to this Section 1.6(c)(iv), including all such payments and releases from the Working Capital Escrow Funds, shall be made (to an account (or accounts) designated in writing in advance by Seller Parent or Purchaser, as applicable) by wire transfer of immediately available funds on or prior to the second (2nd) Business Day following the final determination of the Final Closing Consideration pursuant to Section 1.6(c)(iii). For purposes of any calculations with respect to the Closing Consideration, the parties acknowledge and agree that any effects of Purchaser’s or any of its Affiliates’ purchase accounting with respect to the Transactions shall not be considered with respect to any calculations of the Closing Consideration.

Section 1.7 Withholding. Purchaser and Sellers shall be entitled to deduct and withhold from any consideration payable hereunder such amounts as are required to be deducted and withheld with respect thereto under the Code or any other Tax Law; provided that each of Purchaser and Sellers shall use commercially reasonable efforts to provide the other party at least five (5) Business Days written notice prior to withholding any amounts pursuant to this Section 1.7, and shall work together in good faith to minimize or eliminate any such withholding. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 1.8 Closing Consideration Allocation. The parties agree to allocate for Tax purposes (and, as applicable, to cause their respective Affiliates to allocate for Tax purposes) the Closing Consideration plus Assumed Liabilities and any other amounts treated as additional consideration for Tax purposes among the Acquired Assets in accordance with the following procedures and, to the extent applicable, in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Within ninety (90) days after the Closing Date, Purchaser shall deliver to Seller Parent, on behalf of Sellers, a proposed allocation of the Closing

Consideration, the Assumed Liabilities (to the extent properly taken into account for income Tax purposes) and any other amounts treated as additional consideration for income Tax purposes as of the Closing Date (the “Allocation”). If Seller Parent notifies Purchaser in writing of any reasonable objections to one or more items reflected in the Allocation within thirty (30) days after Purchaser’s delivery thereof, Seller Parent and Purchaser shall negotiate in good faith to resolve such dispute. If Purchaser and Seller Parent cannot resolve such dispute within twenty (20) days after Seller Parent notifies Purchaser of such objections, the parties shall be free to take different reporting positions on their Tax Returns and none of Purchaser or Sellers shall be required to report consistent with the Allocation. If Purchaser and Sellers agree in writing on all items reflected in the Allocation, the Allocation (including as finally determined and adjusted to reflect any Closing Consideration adjustments) shall be final and binding on the parties, and each of the parties (a) shall (and shall cause its Affiliates to) prepare and file all Tax Returns (and Internal Revenue Service Forms 8594) in a manner consistent with the Allocation and (b) shall not (and shall cause its Affiliates not to) take any position on any Tax Return or in connection with any Tax proceeding inconsistent with the Allocation, in each case, except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of applicable state, local or non-U.S. Law). Promptly after any time that the Closing Consideration is treated as being adjusted for applicable Tax purposes, Purchaser shall make adjustments to the Allocation as in its reasonable discretion are necessary to reflect such adjustments to the Closing Consideration.

Article II

THE CLOSING

Section 2.1 Closing. Upon the terms and subject to the conditions hereof, the closing of the sale of the Acquired Assets and the assumption of the Assumed Liabilities contemplated hereby (the “Closing”) shall take place remotely by exchange of documents and signatures via email or other manner as may be mutually agreed upon by Purchaser and Seller Parent, at 10:00 a.m. Eastern Time as soon as possible (and in any event within five (5) Business Days) after the conditions set forth in Article VI have been satisfied or (if permissible under applicable Law) waived (except for such conditions that, by their nature, can only be satisfied at the Closing, but subject to the satisfaction or (if permissible) waiver thereof at the Closing), or at such time, date and place as Purchaser and Seller Parent may mutually agree (the date of the Closing being herein referred to as the “Closing Date”). For financial, accounting and economic purposes, including risk of loss, and for all other purposes under this Agreement, upon the occurrence of the Closing, the Closing shall be deemed to have occurred at 12:01 a.m. Eastern Time, on the Closing Date.

Section 2.2 Deliveries at the Closing.

(a) At the Closing, Sellers shall deliver to Purchaser:

(i) a duly executed bill of sale and assignment and assumption agreement substantially in the form of Exhibit A (the “Bill of Sale & Assignment and Assumption Agreement”), transferring the Acquired Assets and Assumed Liabilities to Purchaser (or its designated Affiliate or Affiliates);

(ii) duly executed assignments of Seller Intellectual Property, including the Seller Registered Intellectual Property, each substantially in the form of Exhibit B (the “Intellectual Property Assignment Agreements”);

(iii) a duly executed and properly completed IRS Form W-9 for each of Seller Parent and Civitas Therapeutics, Inc.;

(iv) the certificates described in Section 6.3(e);

(v) a copy of the Sale Order entered by the Bankruptcy Court;

(vi) the Seller FDA Transfer Letters duly executed by Sellers;

(vii) a stock transfer form substantially in the form of Exhibit G (the “Stock Transfer Form”), transferring the Shares to Purchaser (or its designee), duly executed by Seller Parent;

(viii) the relevant share certificate(s) representing the Shares (or in the case of any share certificate(s) found to be missing, an indemnity for lost share certificate in a form satisfactory to Purchaser (or its designee));

(ix) resolutions of the board of directors of Seller Parent, in which the directors of Seller Parent approved the transfer of the Shares to Purchaser (or its designee);

(x) resolutions of the board of directors of Acorda Ireland, in which the directors of Acorda Ireland shall (A) approve the transfer of the Shares to Purchaser (or its designee) and the registration of Purchaser (or its designee) as a member in respect of the Shares pursuant to the Stock Transfer Form (subject to the discharge of the liability to stamp duty arising on the transfer of the Shares), and (B) appoint such persons as Purchaser (or its designee) may nominate in writing as directors, company secretary and auditor of Acorda Ireland;

(xi) a duly executed irrevocable power of attorney whereby Purchaser (or its designee) is appointed as attorney of Seller Parent to exercise all voting and other rights attaching to the Shares pending registration of their transfer to Purchaser (or its designee);

(xii) in respect of each natural person that is a beneficial owner or senior managing official of Acorda Ireland within the meaning of the European Union (Anti-Money Laundering: Beneficial Ownership of Corporate Entities) Regulations 2019 (S.I. No.110 of 2019), their name, address, date of birth, nationality and either personal public services number (PPSN) or RBO number (as applicable);

(xiii) the common seal and all registers, minute books, and other statutory books of Acorda Ireland that are required to be kept pursuant to the Companies Act 2014 of Ireland;

(xiv) the Irish tax reference number of Seller Parent sufficient to enable Purchaser (or its designee) to make the relevant tax filing in order to discharge the liability to Irish stamp duty arising on the transfer of all the interests held by Seller Parent in Acorda Ireland;

(xv) evidence of the payment, satisfaction, compromise or waiver of all Seller Cure Costs paid in accordance with Section 1.5(b);

(xvi) a certificate, executed by an executive officer of Seller Parent, confirming, on behalf of the Sellers, that all GTN Liabilities with invoices due prior to the Closing have been fully paid and satisfied or, without further action by Sellers, will be fully paid and satisfied by Sellers; and

(xvii) such other instruments of sale, transfer and conveyance consistent with the terms and provisions of this Agreement as Purchaser may reasonably request in writing no later than three (3) Business Days prior to the Closing Date in order to give effect to the Acquisition.

(b) At the Closing, Purchaser shall deliver to Seller Parent, on behalf of Sellers:

(i) the Estimated Closing Consideration, minus the Working Capital Escrow Funds, minus the Deposit Funds, by wire transfer of immediately available funds to an account or accounts designated by Seller Parent;

(ii) the Intellectual Property Assignment Agreements, duly executed by Purchaser (or its designated Affiliate or Affiliates);

(iii) the certificate(s) described in Section 6.2(e);

(iv) the Bill of Sale & Assignment and Assumption Agreement, duly executed by Purchaser (or its designated Affiliate or Affiliates);

(v) the Purchaser FDA Transfer Letters, duly executed by Purchaser (or its designated Affiliate or Affiliates);

(vi) such other instruments of sale, transfer and conveyance consistent with the terms and provisions of this Agreement as Sellers may reasonably request in writing no later than three (3) Business Days prior to the Closing Date in order to give effect to the Acquisition; and

(vii) evidence of the payment, satisfaction, compromise or waiver of all Purchaser Cure Costs paid in accordance with Section 1.5(b).

(c) At the Closing, (i) Purchaser and Sellers shall provide joint written instructions, executed by their respective authorized representatives under the Escrow Agreement, to the Escrow Agent that instruct the Escrow Agent to release the Deposit Funds to Seller Parent, on behalf of Sellers, in accordance with Section 1.6(b)(i) and (ii) Purchaser shall deposit the Working Capital Escrow Funds pursuant to Section 1.6(b).

Article III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except (x) as disclosed in the Seller SEC Documents (other than any disclosures set forth under the headings “Risk Factors” or “Forward-Looking Statements” and any other disclosures included therein to the extent they are forward-looking in nature) publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System as of the Business Day prior to the date hereof (or, with respect to the Seller 10-K, to the extent otherwise provided to Purchaser) or (y) as set forth in the Sellers Disclosure Schedule (it being understood that any information, item or matter set forth in one section or subsection of the Sellers Disclosure Schedule shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement solely to the extent that it is reasonably apparent based upon the context and content of such disclosure that such information, item or matter is relevant to such other section or subsection), Sellers, jointly and severally, represent and warrant to Purchaser, as of the date hereof and as of the Closing, as follows:

Section 3.1 Qualification, Organization, Subsidiaries

Each Seller and Acorda Ireland is a legal entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its state of incorporation or formation, as applicable, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each Seller and Acorda Ireland is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Seller and Acorda Ireland has made available to Purchaser a complete and accurate copy of the organizational documents of such Seller, or, where applicable, Acorda Ireland, as in effect on the date hereof. Acorda Ireland is not in violation of any of the provisions of its certificate of incorporation or bylaws, or equivalent organizational documents. Except as described in Section 3.1 of the Sellers Disclosure Schedule, neither any Seller nor Acorda Ireland has any Subsidiaries.

Section 3.2 Authority of Sellers

Subject to the entry of the Bidding Procedures Order and Sale Order, each Seller has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and each of the Ancillary Documents to which such Seller is a party. Subject to the entry of the Bidding Procedures Order and Sale Order, the execution, delivery and performance of this Agreement and such Ancillary Documents by each Seller and the consummation of the Transactions have been duly and validly authorized and approved by all requisite corporate action of each Seller, and no other corporate proceedings on the part of any Seller is necessary to authorize the consummation of, and to consummate, the Transactions. This Agreement and each such Ancillary Document have been (or, in the case of Ancillary Documents to be executed, upon execution thereof will be) duly and validly executed and delivered by Sellers, and, assuming the due authorization, execution and delivery of this Agreement and each such Ancillary Document by Purchaser, as applicable, constitute (or, in the case of Ancillary Documents to be executed, will constitute) a valid and binding agreement of each Seller, enforceable against each Seller in accordance with its terms, subject to the entry of the Bidding Procedures Order and Sale Order and except, notwithstanding such entries, to the extent enforcement may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law) (the “Enforceability Exceptions”).

Section 3.3 Consents and Approvals

No consent, approval, permit or authorization of, or declaration, filing or registration with, any Governmental Entity is necessary or required to be made or obtained by any Seller or any Affiliate thereof in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents to which such Seller is a party and the consummation of the Transactions, except (a) in connection with or compliance with any applicable requirements of the Chapter 11 Cases, (b) except as listed in Section 3.3 of the Sellers Disclosure Schedule, and (c) any such other consents, approvals, permits or authorizations of, or declarations, filings or registrations as to which the failure to obtain (i) would not reasonably be expected to be materially adverse to Business, taken as a whole, or (ii) would not reasonably be expected to materially impair or materially delay the ability of Sellers to timely consummate the Transactions or to perform their obligations hereunder.

Section 3.4 No Violations

Neither the execution, delivery or performance of this Agreement and the Ancillary Documents by any Seller nor the consummation by Sellers of the Transactions will (a) conflict with or result in any violation or breach of any provisions of the certificate of incorporation, bylaws or other organizational documents of any Seller or Acorda Ireland, (b) with or without notice or lapse of time or both, conflict with or result in any breach or violation of or constitute a default or change of control under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Assigned Contract to which any member of the Seller Group is a party or by or to which any of its properties, rights or assets are bound or subject, except as described in Section 3.4(b) of the Sellers Disclosure Schedule which shall not, in any event, include any such violation the need for which is obviated by the Sale Order or otherwise by the provisions of the Bankruptcy Code, (c) conflict with or violate any Order or Law applicable to any member of the Seller Group, the Business, any Product or the Acquired Assets or (d) result in the creation or imposition of any Encumbrance on any Acquired Asset other than (i) with respect to the execution and delivery of this Agreement, Permitted Pre-Closing Encumbrances and (ii) with respect to the execution and delivery of the Ancillary Documents and with respect to the performance of this Agreement and the Ancillary Documents and the consummation of the Transactions, the Permitted Post-Closing Encumbrances, except in the case of the foregoing clauses (b), (c) and (d), for breaches, violations, defaults or terminations that (i) would not reasonably be expected to be materially adverse to Business, taken as a whole or (ii) would not reasonably be expected to materially impair or materially delay the ability of Sellers to timely consummate the Transactions or to perform their obligations hereunder.

Section 3.5 Financial Statements; No Undisclosed Liabilities.

(a) The audited consolidated financial statements (including all related notes and schedules) and the unaudited consolidated interim financial statements included or incorporated by reference in any Seller SEC Documents (collectively, the “Financial Statements”), when filed, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Financial Statements fairly present in all material respects the consolidated financial position of the Seller Group, as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly or other interim financial statements, to normal year-end audit adjustments that are not material and the absence of notes) in conformity with GAAP, applied on a consistent basis during the periods involved (except as indicated in the notes thereto and, in the case of the unaudited quarterly or other interim financial statements, for normal and recurring year-end adjustments that are not material and for the absence of notes).

(b) Seller Parent has established and maintains, and at all times since January 1, 2021 has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since January 1, 2021, no principal executive officer or principal financial officer of any member of the Seller Group has disclosed to such Seller’s or Seller Parent’s auditors and the audit committee of such Seller’s or Seller Parent’s Board of Directors or equivalent body (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (y) any fraud, whether or not material, that involves management or other employees or (z) any claim or allegation regarding any of the foregoing. Since January 1, 2021, no member of the Seller Group has received any material, unresolved, complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of such Seller or its internal accounting controls.

(c) No member of the Seller Group has any Liabilities with respect to the Business, except for (i) the Liabilities described on Section 3.5(c) of the Sellers Disclosure Schedule, (ii) Liabilities that have arisen since December 31, 2023 in Ordinary Course of Business, (iii) Liabilities reflected or reserved against in the Financial Statements, (iv) the Excluded Liabilities, (v) Liabilities incurred in connection with the Transactions or arising from the preparation for or commencement of the Chapter 11 Cases, (vi) Liabilities arising from performance obligations under any Contract in accordance with its terms, or (vii) any Liabilities that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Acorda Ireland does not have any material Liabilities except for the Liabilities arising in the Ordinary Course of Business in connection with Acorda Ireland’s ownership and maintenance of the marketing authorization issued by the European Commission for Inbrija®.

Section 3.6 Title to Property; Sufficiency of Assets.

(a) (i) Except as would not be materially adverse to the Business, taken as a whole, Sellers have good, valid, and marketable title to, a valid leasehold interest in or all rights to use, all of the tangible Acquired Assets free and clear of all Encumbrances other than Permitted Pre-Closing Encumbrances, and (ii) upon the entry and effectiveness of the Sale Order, Sellers will have the power and right to sell, assign, transfer, convey and deliver, as the case may be, to Purchaser the tangible Acquired Assets, and at the Closing, Sellers will sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to Purchaser good, valid and marketable title to, the tangible Acquired Assets, free and clear of all Encumbrances other than Permitted Post-Closing Encumbrances.

(b) The Acquired Assets in all material respects (i) constitute all of the assets, rights and properties Primarily Related to the Products or the Business, and (ii) are sufficient, when taken together with the Excluded Assets other than Section 1.2(a) and Section 1.2(d), to conduct the Business as it is conducted by (including by the incurrence of any Excluded Liabilities) the Seller Group as of the date hereof and as of Closing.

(c) No Affiliate of Seller Parent other than the Sellers and Acorda Ireland have conducted any activities in connection with the conduct of the Business as conducted as of the date hereof and no member of the Seller Group other than Sellers owns any material asset that, if owned by any Seller, would constitute an Acquired Asset.

(d) The ten (10) ordinary shares of €1.00 each in the capital of Acorda Ireland held by Seller Parent constitute the whole of the issued and allotted share capital of Acorda Ireland, have been properly allotted or issued in compliance with the constitution of Acorda Ireland and all applicable Laws, and are fully paid or credited as fully paid.

Section 3.7 Absence of Certain Changes.

(a) Since December 31, 2023, through the date hereof, (x) the Business has been conducted in all material respects in the Ordinary Course of Business, and (y) Sellers have not taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Purchaser under Section 5.1(b)(i), (ii), (iii), (iv), (v), (x) or (xi), except (i) as set forth on Section 3.7 of the Sellers Disclosure Schedule, (ii) for the preparation and filing of the Chapter 11 Cases, including solicitation of, discussions and negotiations with, any Requisite Noteholders in connection with the Plan Support Agreement, and (iii) for the solicitation of, discussions and negotiations with, presentations and provision of other diligence to and similar engagement with other potential bidders for the Business, the Acquired Assets or the Seller Group and the negotiation and execution of this Agreement and any Ancillary Agreements related thereto.

(b) Since December 31, 2023, through the date hereof, except for any Effects arising from the filing of the Chapter 11 Cases, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Since December 31, 2023, no member of the Seller Group has engaged in the practice of “channel stuffing” or any program, activity or other action (including any Rebate, discount, chargeback or refund policy or practice), that would reasonably be expected to result, directly or indirectly, in purchases of any Product that is materially in excess of normal customer purchasing patterns in the Ordinary Course of Business.

Section 3.8 Brokers or Finders. Other than as set forth on Section 3.8 of the Sellers Disclosure Schedule, Sellers have not employed or engaged any investment banker, broker or finder who is entitled to any fee or any commission in connection with this Agreement, the Ancillary Documents or the Transactions.

Section 3.9 Litigation. Except as set forth in Section 3.9 of the Sellers Disclosure Schedule and except where such Actions, Orders, or settlement agreements, as applicable, have not been and would not reasonably be expected to be materially adverse to the Business, taken as a whole, there are no, and, since January 1, 2021, there have not been any, (a) Actions pending or, to the Knowledge of Sellers, threatened against any member of the Seller Group or relating to the Business, any Product, the Acquired Assets or the Assumed Liabilities, or (b) Orders, or settlement agreements with any Governmental Entity, relating to, against or affecting any member of the Seller Group, the Business, any Product, the Acquired Assets or the Assumed Liabilities. No member of the Seller Group has any plan to initiate any Action relating to the Business, any Product, the Acquired Assets or the Assumed Liabilities, against any other Person and, to the Knowledge of Sellers, there is no basis for any such present or future Action.

Section 3.10 Intellectual Property.

(a) (i) Section 3.10(a)(i) of the Sellers Disclosure Schedule sets forth a true, accurate, and complete list, as of the date hereof, of all Patents material to the Current Products that are included in the Seller Intellectual Property, (ii) Section 3.10(a)(ii) of the Sellers Disclosure Schedule sets forth a true, accurate, and complete list, as of the date hereof, of all registered and unregistered Trademarks material to the Current Products that are included in the Seller Intellectual Property, and (iii) Section 3.10(a)(iii) of the Sellers Disclosure Schedule sets forth a true, accurate, and complete list, as of the date hereof, of all Internet Properties material to the Current Products that are included in the Seller Intellectual Property, in the case of each of subsections (i) and (ii), including the jurisdiction in which each item has been registered or filed, the application or serial number or similar identifier, the filing date, and the applicable issuance, registration or grant date. Sellers exclusively own all of the Patents, Trademarks, and Internet Properties listed in Section 3.10(a)(i)-(iii) of the Sellers Disclosure Schedule. To the Knowledge of Sellers, there are no Copyrights material to the Current Products. Other than as provided for in Section 3.10(a)(i)-(iii) of the Sellers Disclosure Schedule, each item of Seller Registered Intellectual Property set forth on or required to be set forth on such schedules is subsisting, and to the Knowledge of Sellers, valid and enforceable. Other than as provided for in Section 3.10(a)(i)-(iii) of the Seller Disclosure Schedules, no interference, opposition, reissue, reexamination or other Action in which the scope, validity or enforceability of any Seller Registered Intellectual Property is contested or challenged, is pending or, to the Knowledge of Sellers, threatened against any item of Seller Registered Intellectual Property set forth thereon or required to be set forth thereon. All necessary filing, examination, registration, maintenance, annuity and renewal fees due or actions required (including proofs and working or use) in connection with the Seller Registered Intellectual Property material to the Current Products and having a non-extendable due date on or before the date hereof: (x) have been taken, paid, or have been instructed to be paid and, to the Knowledge of Sellers, have been paid or (y) an extension of time for meeting the requisite deadline is available, has been taken, or will be taken without loss of any of Seller Intellectual Property rights therein. Section 3.10(a)(iv) of the Sellers Disclosure Schedule sets forth a complete list, as of March 24, 2024, of the deadlines falling within six (6) months of the date hereof for any such fees due or actions required with respect to the Seller Registered Intellectual Property material to the Current Products.

(b) No member of the Seller Group has received a notice of an Abbreviated New Drug Application (“ANDA”) filing in the U.S., or received a similar notification of any corresponding regulatory filing or submission in any jurisdiction outside the U.S., and, to the Knowledge of Sellers, no third party intends to file an ANDA or foreign equivalent thereof for, or intends to otherwise initiate marketing or sale of a generic version of Inbrija®.

(c) Sellers exclusively own all right, title and interest in and to all material Seller Intellectual Property, free and clear of any Encumbrances, except for Permitted Pre-Closing Encumbrances. Sellers have taken all reasonable or necessary actions and followed all practices common in the industry to maintain, protect and enforce all material Seller Intellectual Property. Other than as listed on Section 3.10(c) of the Sellers Disclosure Schedule, the Seller Intellectual Property is sufficient for the operation of the Business as currently conducted. To the Knowledge of Sellers, the Seller Intellectual Property rights transferred to Purchaser under Section 1.1(f) and the Assigned Contracts transferred to Purchaser under Section 1.1(d) include all Seller Intellectual Property that encompasses, incorporates, or is necessary for the Exploitation of the ARCUS Platform. Following the Closing, Purchaser will exclusively own all right, title and interest in and to all material Seller Intellectual Property free and clear of any Encumbrances, except for Permitted Post-Closing Encumbrances. No Seller Intellectual Property is or was, subject to (i) any Order, or (ii) in the past four (4) years, any Action or settlement agreement that restricts in any material respect the exercise, use, provision, transfer, assignment or licensing and sublicensing thereof, as the case may be, by Sellers or that may affect the exercise, validity, ownership, use, enforceability, or defense of any Seller Intellectual Property.

(d) Except as set forth on Section 3.10(d) of the Sellers Disclosure Schedule, no Seller is a party to, nor has any Seller initiated or, to the Knowledge of Sellers, threatened in the past four (4) years, any Action that challenges the legality, validity, enforceability, registration, use or ownership of a third party’s Intellectual Property.

(e) No Actions are pending or, to the Knowledge of Sellers (i) threatened against any Seller or any Affiliate thereof or (ii) any third party who may be entitled to be indemnified, defended, held harmless or reimbursed by such Seller or Affiliate with respect to such Action, alleging that such Seller, Affiliate or such third party is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any Person. To the Knowledge of Sellers, neither the operation of the Business, nor any Product or Exploitation thereof, (i) infringes, misappropriates, or violates (or has in the past infringed, misappropriated, or violated to the extent there is any current Liability therefor or a Liability is reasonably expected to arise) any Intellectual Property of any Person and (ii) following the Closing will (when conducted in substantially the same manner by Purchaser) infringe or misappropriate any Intellectual Property of any Person. No Seller has received, in the past four (4) years, any written offer to license, charge, complaint, claim, demand, notice or other written communication claiming or alleging that the operation of the Business, or the Products (or the Exploitation thereof), conflicts with, infringes, misappropriates, dilutes or otherwise violates the Intellectual Property of any Person, or constitutes unfair competition or trade practices under the Laws of any jurisdiction.

(f) Except as set forth on Section 3.10(f) of the Sellers Disclosure Schedule, in the past four (4) years, no member of the Seller Group has brought, or, to the Knowledge of Sellers, threatened in writing to bring, any Action against a third party alleging infringement or, misappropriation or violation of any Seller Intellectual Property. To the Knowledge of Sellers, none of the Seller Intellectual Property has been or is being infringed, misappropriated or otherwise violated by any Person.

(g) Except as would not reasonably be expected to be materially adverse to the Business, taken as a whole, in each case in which any member of the Seller Group has engaged or hired an officer, employee, consultant or contractor (whether current or former) who has or had or does have access to confidential Seller Intellectual Property, or who contributes or contributed to developing or creating any Seller Intellectual Property, such Seller has entered into a written agreement with such Person regarding the protection of proprietary information and obtained a written assignment or transfer of (and waiver of such Person’s moral rights in) all such Intellectual Property to a Seller or such Seller otherwise is the owner of such Intellectual Property by operation of Law, including all right, title and interest therein. Sellers have taken commercially reasonable actions to maintain and protect the confidentiality and trade secret status of all Know-How of the Seller Group, or any third party, in its possession or used or held for use in the Business or Exploitation of the Products in any jurisdiction. To the Knowledge of Sellers, there has been no unauthorized disclosure of any material Know-How that constitutes Seller Intellectual Property.

(h) (i) Section 3.10(h)(i) of the Sellers Disclosure Schedule sets forth a true, accurate and complete list of all material Contracts that grant any member of the Seller Group a license (including covenants not to sue), whether exclusive or non-exclusive, ownership rights, or other rights in or to (x) any Seller Intellectual Property or (y) any other Intellectual Property or technology (including any Software) owned by a third party that is material to the operation of the Business or Exploitation of the Products, other than Ordinary Course Licenses, and (ii) Section 3.10(h)(ii) of the Sellers Disclosure Schedule sets forth a true and complete list of all material Contracts to which any member of the Seller Group is a party under which such member grants any third party a license or sublicense (including covenants not to sue), whether exclusive or non-exclusive, or other rights in or to any Seller Intellectual Property, other than immaterial non-exclusive licenses or sublicenses pursuant to written agreements entered into in the Ordinary Course of Business (the foregoing ((i) and (ii)), together with the Ordinary Course Licenses, the “IP Contracts”).

(i) The consummation of the Transactions will not result in (i) a material breach, violation, modification, cancellation, termination, or suspension of any rights under any IP Contract constituting an Assigned Contract, (ii) the grant of (or requirement to grant) any material license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to any Seller Intellectual Property (or any Intellectual Property of Purchaser) to any Person, (iii) Purchaser being obligated to perform any material obligations for, or pay any royalties, other amounts, to any third party in excess of those payable or performable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the Transactions, or (iv) any other impairment of any rights in or to the material Seller Intellectual Property or grant to any Person rights in or to the material Seller Intellectual Property.

(j) Except as set forth on Section 3.10(j) of the Sellers Disclosure Schedule, subject to requisite Bankruptcy Court approvals, including entry of the Sale Order, (i) all IP Contracts that are Assigned Contracts are in full force and effect, and are fully transferable and assumable by Purchaser pursuant to the Transactions and shall remain in full force and effect and transferable and assumable following the Closing in accordance with their terms, and (ii) as of immediately after the Closing, Purchaser will be entitled to exercise all of Sellers’ rights under all IP Contracts to the same extent as prior to the Closing.

(k) Except as set forth on Section 3.10(k) of the Sellers Disclosure Schedule, no Seller is obligated to pay to any Person any royalties, fees, commissions or other amounts for the use by Sellers of any Seller Intellectual Property, other than as provided in the Assigned Contracts.

Section 3.11 Privacy and Data Protection.

(a) Each member of the Seller Group has complied in all material respects with (i) all applicable Information Privacy and Security Laws and (ii) all applicable policies and procedures (which meet or exceed applicable industry standards) adopted by Sellers relating to Protected Information, including the Privacy Statements.

(b) Except as set forth on Section 3.11(b) of the Sellers Disclosure Schedule, in the four (4) years prior to and including the Closing Date, there has been no data security breach with respect to any Protected Information maintained by or for any member of the Seller Group, and no data security breach or privacy breach has occurred that would constitute a breach for which notification to individuals or Governmental Entities is required under any applicable Information Privacy and Security Laws or Contracts to which any member of the Seller Group is a party.

(c) Sellers have implemented safeguards designed to prevent unauthorized access to Protected Information and the Seller Group’s computer and information systems in accordance with standards in the industry in which Seller Group operates.

(d) In the four (4) years prior to and including the Closing Date, no Person has (i) provided a written notice or audit request to any member of the Seller Group, (ii) made any written claim against any member of the Seller Group or (iii) commenced any Action against any member of the Seller Group or, to the Knowledge of Sellers, any party acting on behalf of any member of the Seller Group, in each case, with respect to (A) any alleged violation of Information Privacy and Security Laws by any member of the Seller Group or any authorized third party acting on any member’s behalf or (B) any member of the Seller Group’s privacy or data security practices, including any loss, damage or unauthorized access, acquisition, use, disclosure, modification or other misuse of any Protected Information maintained by or on behalf of any member of the Seller Group. The execution, delivery, and performance of this Agreement will not cause, constitute, or result in a breach or violation of any contractual obligation of any member of the Seller Group relating to Protected Information. All Protected Information included in the Acquired Assets is freely transferrable in accordance with Sellers’ Privacy Statements and applicable Law, and no impediments to the sale, transfer, conveyance and assignment to Purchaser (or its designee(s)) at Closing exist.

(e) The Seller Group has maintained a cyber insurance policy that is adequate and suitable for the nature and volume of Protected Information processed by or on behalf of each member of the Seller Group in the conduct of the Business and is sufficient for compliance with all applicable Information Privacy and Security Laws and Contracts to which any member of the Seller Group is a party or by which it is bound. Section 3.11(e) of the Sellers Disclosure Schedule sets forth a complete and accurate list of all pending claims and the claims history for each member of the Seller Group under such cyber insurance policy. The Seller Group has delivered or made available to Purchaser a true, complete, and correct copy of such cyber insurance policy.

Section 3.12 Real Property Leases.

(a) No member of the Seller Group owns any real property or is under any Contract to acquire any real property.

(b) Section 3.12(b) of the Sellers Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of (i) all real property leased, subleased or licensed by or from any member of the Seller Group or otherwise used or occupied by any member of the Seller Group in connection with the Business (the “Leased Real Property”), (ii) each Contract pursuant to which any member of the Seller Group leases, subleases or occupies such Leased Real Property (the “Leases”) and (iii) identifies the name of the lessor, and all amendments, modifications or terminations thereof, and the name of the Person holding such leasehold interest.

(c) Except as expressly set forth in Section 3.12(c) of the Sellers Disclosure Schedule, no member of the Seller Group has subleased, licensed or otherwise granted a third party the right to occupy any Leased Real Property. Each member of the Seller Group has good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Lease, any Permitted Pre-Closing Encumbrance and the Enforceability Exceptions, the Leased Real Property.

(d) To the Knowledge of Sellers, such Leased Real Property does not violate in any material respect any applicable Contract or Law relating to such Leased Real Property. To the Knowledge of Sellers, there is no pending, or threatened, appropriation, condemnation (including a sale or disposition in lieu thereof) or similar proceeding affecting the Leased Real Property except as would not reasonably be expected to be materially adverse to the Business, taken as a whole.

Section 3.13 Material Contracts.

(a) Section 3.13(a) of the Sellers Disclosure Schedule contains a true, accurate and complete list of the following Contracts under which any of the Acquired Assets or Assumed Liabilities are bound or affected, or that are otherwise Primarily Related to any Product or the Business to which any member of the Seller Group is a party or has rights (each such Contract in effect as of the date hereof as required to be listed on Section 3.13(a) of the Sellers Disclosure Schedule being referred to herein as the “Material Contracts”):

(i) any Contract that creates any partnership, joint venture, collaboration, strategic alliance, limited liability company agreement, sharing of profits or losses by any member of the Seller Group with any third party, or any similar Contract, as to which there remain material outstanding rights or obligations;

(ii) (A) any Contract that relates to the acquisition, disposition or divestiture by any member of the Seller Group of any operating business or assets, other than Contracts relating to purchase or sale of Inventory entered into in the Ordinary Course of Business, or (B) any Contract that contains “earnout” or other contingent payment obligations that would reasonably be expected to result in the receipt or making by any member of the Seller Group of any future payments in excess of $200,000 in the twelve (12) month period following the date thereof;

(iii) each IP Contract (other than Ordinary Course Licenses);

(iv) any Contract with a Governmental Entity, university or academic research institute;

(v) each Contract not otherwise described in any other subsection of this Section 3.13(a) pursuant to which any member of the Seller Group is obligated to pay, or entitled to receive, payments in excess of $200,000 in the twelve (12)-month period following the date hereof (other than Contracts with any current or former employees, advisors or independent contractors entered into in the Ordinary Course of Business);

(vi) any Contract that obligates any member of the Seller Group to make any capital investment or capital expenditure outside the Ordinary Course of Business in excess of $200,000;

(vii) each Contract with any Material Supplier or any Material Customer;

(viii) each warehousing or similar Contract with respect to the Products or inventory thereof;

(ix) any Contract (A) containing covenants restricting competition which have or would have the effect of prohibiting, or limiting the ability of, any member of the Seller Group from engaging in any business or activity in any geographic area or with any Person, or that otherwise has the effect of restricting any member of the Seller Group from the Exploitation of the Products; (B) in which any member of the Seller Group has granted “exclusivity” or that requires any member of the Seller Group to deal exclusively with or grant exclusive rights or rights of first refusal to, any customer, vendor, supplier, distributor, contractor or other Person; or (C) containing a “most-favored-nation,” best pricing or other similar term or provision;

(x) any Contract for the purchase or sale of goods or services, materials, supplies or equipment that involved or is reasonably expected to involve the payment of more than $200,000;

(xi) any Contract that if terminated, or if allowed to expire without being renewed, would have a Material Adverse Effect;

(xii) each Contract relating to outstanding Indebtedness (or commitments in respect thereof) of any member of the Seller Group (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $200,000;

(xiii) any Contract held by a member of the Seller Group that relates to the commercialization, distribution, marketing, supply or manufacturing of any Product, including any manufacturing or supply agreements (and associated quality agreements), collaboration agreements, grant agreements, pharmacovigilance agreements, medical information agreements, that involved or is reasonably expected to involve payment in excess of $200,000 annually;

(xiv) any Contract requiring (or purporting to require) a Person to purchase or sell a minimum quantity of goods or services, or containing “take-or-pay” or similar requirements;

(xv) any Contract involving any resolution or settlement of any actual or threatened Action which would reasonably be expected to involve payments in excess of $200,000 after the date hereof;

(xvi) any Contract under which any of the Acquired Assets are bound or subject, or that are otherwise Primarily Related to the Business, Product or Acquired Assets not otherwise described in any other subsection of this Section 3.13(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to any Seller; and

(xvii) any amendments or modifications to any of the foregoing Contracts.

(b) True, accurate and complete copies of each Material Contract and each Assigned Contract as of the date hereof and in effect as of the date hereof have been made available to Purchaser prior to the date hereof. No member of the Seller Group is in breach of or default under the terms of any Material Contract or any Assigned Contract, except where such breach or default has not been and would not reasonably be expected to be materially adverse to the Business, taken as a whole. Except where such breach, default or event, as applicable, has not been and would not reasonably be expected to be materially adverse to the Business, taken as a whole, to the Knowledge of Sellers, no other party to any Material Contract or Assigned Contract is in breach of or default under the terms of any such Contract as of the date hereof and no event exists as of the date hereof which upon notice or the passage of time, or both, would reasonably be expected to (i) give rise to any default, in the performance by any member of the Seller Group, or, to the Knowledge of Sellers, by any other party under any of the Material Contracts or Assigned Contracts or (ii) cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Except as set forth on Section 3.13(b) of the Sellers Disclosure Schedule, and except as would not, (i) reasonably be expected to be materially adverse to the Business, taken as a whole, or (ii) would not reasonably be expected to materially impair or materially delay the ability of Sellers to timely consummate the Transactions or to perform their obligations hereunder, each of the Material Contracts and the Assigned Contracts is a legal, valid, binding and enforceable obligation of the applicable member of the Seller Group and, to the Knowledge of Sellers, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions. No member of the Seller Group has given any notice to any such third party that is a party to any Material Contract or Assigned Contract as of the date hereof that such third party is in breach of, or that it intends to terminate, such Material Contract or Assigned Contract and has not received any written notice, or to the Knowledge of Sellers, any other notice from a third party stating that any member of the Seller Group is in breach of such Material Contract or Assigned Contract or that such third party intends to terminate as of the date hereof any Material Contract or Assigned Contract or intends to submit to any member of the Seller Group any claim of breach with respect to the performance of any of such member of the Seller Group’s obligations under any such Material Contract or Assigned Contract as of the date hereof.

(c) Section 3.13(c) of the Sellers Disclosure Schedule sets forth a true and complete list of each Material Contract and each other Assigned Contract, if any, for which consent is required to assign such Contract to Purchaser (or one or more of its designated Affiliates), except with respect to any consent the need for which is obviated by the Sale Order or otherwise by the provisions of the Bankruptcy Code.

Section 3.14 Compliance with Laws; Permits.

(a) Since January 1, 2021, each member of the Seller Group is and has been in compliance in all material respects with and is not and has not been in material default in any material respect under or in violation in any material respect of any Laws (including Environmental Laws), in each case, as applicable to the Acquired Assets, the Assumed Liabilities, the Products or the Business.

(b) Since January 1, 2021, each member of the Seller Group, with respect to operation of the Business and the ownership and use of the Acquired Assets, is and has been in possession of all material Permits necessary for such member of the Seller Group to own, lease and use its respective properties and assets or to carry on its businesses at the relevant time (i) all such Permits are in full force and effect; (ii) no default (with or without notice, lapse of time or both) has occurred under any such Permit; (iii) and no member of the Seller Group has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Permit.

(c) Neither any member of the Seller Group nor, to the Knowledge of Sellers, any distributor or other Person acting on behalf of any member of the Seller Group, has (i) taken any action in violation of any applicable Anti-Corruption Law, (ii) offered, authorized or provided any payment or thing of value to any Person for the purpose of influencing such Person to unlawfully obtain or retain business or other advantage or (iii) taken any other action that would constitute an offer to pay, promise to pay, or payment of money or anything else of value, to any Representative of another company or entity in the course of their business dealings with any member of the Seller Group, in order to unlawfully induce such Person to act against the interest of his or her employer or principal.

(d) No member of the Seller Group is or has been, in any way relating to the Business, the Products, the Acquired Assets or the Assumed Liabilities, subject to any actual, pending, or, to the Knowledge of Sellers, threatened civil, criminal, or administrative actions, demands, hearings, notices of violation, investigations, settlements, or enforcement actions, or made any disclosures to any Governmental Entity, involving any member of the Seller Group in any way relating to applicable Anti-Corruption Laws. The Seller Group maintains a reasonably designed compliance program appropriate to the risk profile of the Business to provide reasonable assurance that the requirements of applicable Anti-Corruption Laws have been met in connection with the operation the Business, the Products, the Acquired Assets or the Assumed Liabilities.

(e) Each member of the Seller Group is conducting and has conducted, in any way relating to the Business, the Products, the Acquired Assets or the Assumed Liabilities, its business in all material respects in accordance with Sanctions Laws and all other applicable Import Restrictions and Export Controls. Each member of the Seller Group is maintaining and has maintained all records required to be maintained in such member of the Seller Group’s possession as required under the Import Restrictions and Export Controls.

(f) Neither any member of the Seller Group nor, to the Knowledge of Sellers, any distributor or other Person acting on behalf of any member of the Seller Group has, in any way relating to the Business, the Products, the Acquired Assets or the Assumed Liabilities, sold, exported, reexported, transferred or diverted any products, or technology to any destination, entity, or Person prohibited by the Laws of the United States or any other country, without obtaining prior authorization from the competent Governmental Entities as required by those Laws. Each member of the Seller Group has, in any way relating to the Business, the Products, the Acquired Assets or the Assumed Liabilities, complied in all material respects with all terms and conditions of any license issued or approved by any other authority under Sanctions Laws or Export Controls. Except pursuant to valid licenses, no member of the Seller Group has released or disclosed controlled technical data or technology to any foreign national whether in the United States or abroad.

(g) Neither any member of the Seller Group nor, to the Knowledge of Sellers, any director, officer, agent, employee or Affiliate thereof: (i) is, or is owned or controlled by, a Person or entity targeted under Sanctions Laws or Export Controls (such Persons, collectively, the “Restricted Parties”) or (ii) has conducted any business with or engaged in any transaction with or involving any Restricted Parties or countries targeted by comprehensive economic or trade sanctions, or has otherwise been in violation of any such sanctions, restrictions or any similar Law. No member of the Seller Group is subject to any pending or, to the Knowledge of Sellers, threatened action by any Governmental Entity that would restrict its ability to engage in export transactions. No member of the Seller Group has received any written notice of deficiencies in connection with any Export Controls, trade embargoes or Sanctions Law matter nor has made any disclosures to OFAC, BIS or any other Governmental Entity of facts that could result in any action being taken or any penalty being imposed by a Governmental Entity against any member of the Seller Group.

(h) Subject to the entry of the Bidding Procedures Order and Sale Order, each member of the Seller Group is complying and has complied in all material respects with all requirements of the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure in connection with obtaining approval of the sale of the Acquired Assets (including the assumption and assignment to Purchaser of any Assigned Contracts) to Purchaser pursuant to this Agreement.

Section 3.15 Employee Benefit Matters.

(a) Section 3.15(a) of the Sellers Disclosure Schedule sets forth a complete and correct list of each Seller Benefit Plan (other than at-will employment offer letters on any Seller’s (or any of its Affiliates’)) standard form that may be terminated without notice and with no penalty to any member of the Seller Group, agreements with consultants entered into in the Ordinary Course of Business on any Seller’s (or any of its Affiliates’) standard form, and individual compensatory equity award agreements made pursuant to Sellers’ standard forms, in which case only the standard forms of such agreements and any agreements that materially deviate from the standard form shall be scheduled) as of the date hereof. Sellers have delivered or made available to Purchaser copies of documents embodying each of the Seller Benefit Plans (or if unwritten, a summary thereof) including all plan documents current summary plan descriptions, summaries of material modifications, and any trust agreements, funding arrangements, insurance contracts or policies and any other similar documents governing the operation and administration of such Seller Benefit Plan.

(b) Each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received an Internal Revenue Service determination or opinion letter issued with respect to each such Seller Benefit Plan and, to the Knowledge of Sellers, nothing has occurred since the date of such determination or opinion letter that could be expected to cause the loss of the tax-qualified status of such Seller Benefit Plan.

(c) (i) Each Seller Benefit Plan has been established and administered in all material respects in accordance with its terms and in compliance in all material respects with applicable Law; (ii) none of the Seller Benefit Plans promises or provides retiree medical or other retiree welfare benefits (including life insurance) to any person except as required by applicable Law; (iii) all contributions, premiums, or payments required to be made by Sellers or any ERISA Affiliate of Sellers to any Seller Benefit Plan or corresponding trust or other funding arrangement have been paid when due in compliance with the terms of such Seller Benefit Plan and applicable Law and properly accrued for in accordance with applicable accounting principles; (iv) there have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to any Seller Benefit Plan and (v) no Action (other than routine claims for benefits) is currently pending or, to the Knowledge of Sellers, is threatened, against or with respect to any Seller Benefit Plan, including any audit, investigation, or inquiry by the Internal Revenue Service, the United States Department of Labor, or other Governmental Entity.

(d) Neither Sellers, nor any ERISA Affiliate of any Seller, maintains, sponsors, participates in, or contributes to, or has any obligation to contribute to, or has, within the last six (6) years, maintained, sponsored, participated in, contributed to, or been obligated to contribute to, or otherwise incurred any Liability (including any contingent Liability) under any (i) “multiemployer plan” (as defined in Section 3(37) of ERISA or Section 414(f) of the Code); (ii) any defined benefit plan or other “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code; (iii) “multiple employer plan” (as defined in Section

210(a) of ERISA or Section 413(c) of the Code); or (iv) a “multiple employer welfare arrangement” or “MEWA” (as defined in Section 3(40) of ERISA).

(e) Each Seller Benefit Plan that is a nonqualified deferred compensation plan has been maintained in all material respects in operational and documentary compliance with Section 409A of the Code and the rules and regulations thereunder. No Tax penalties or additional Taxes have been imposed or would be reasonably expected to be imposed on any Business Employee under the terms of any Seller Benefit Plan. No Seller Benefit Plan includes any obligation to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or Section 409A of the Code.

(f) Except as set forth on Section 3.15(f) of the Sellers Disclosure Schedule, the consummation of the Transactions, whether alone or in combination with any other event, will not (i) entitle any Business Employee or Business Contractor to any compensation or benefit (including any severance payment or benefit) under any Seller Benefit Plan; (ii) result in any breach or violation of or default under or limit Sellers’ right to amend, modify or terminate any Seller Benefit Plan; (iii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits for any Business Employee or Business Contractor; or (iv) result in any “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(g) No Seller Benefit Plan is maintained outside of the United States or covers any employees or other service providers of any Seller or its ERISA Affiliates who reside or work outside of the United States.

Section 3.16 Labor Matters.

(a) Section 3.16(a) of the Sellers Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of each employee of any member of the Seller Group involved in the Business by employee identification number and job title (each, a “Business Employee” and such list, the “Business Employee Census”). Seller Group has made available to Purchaser the following information for each Business Employee: (i) name (to the extent permitted by applicable Law) and entity with which such individual is employed, (ii) original date of hire, and service date (if different), (iii) work location (state), (iv) vacation entitlement formula and amount of accrued but unused vacation as of the date of this Agreement, (v) position / job title, (vi) employment status (including full/part-time status, exempt/non-exempt status under the Fair Labor and Standards Act, and leave status (and if on leave, the anticipated return date, if known)), (vii) annual rate of base salary or hourly compensation, (viii) estimated or target annual incentive compensation, (ix) annual incentive compensation paid with respect to fiscal year 2023, (x) confirmation of eligibility to work in the United States and visa status (as applicable) and (xi) any pending disciplinary actions with respect to any such Business Employee. Each Business Employee is employed “at-will” and no such Business Employee has given notice of terminating their employment or is under notice of dismissal.

(b) Section 3.16(b) of the Sellers Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of each individual independent contractor engaged directly by any member of the Seller Group (each, a “Business Contractor”) and, to the extent permitted by applicable Law, with respect to each such individual: (i) name, (ii) entity with which such individual is engaged, (iii) department engaged by, (iv) principal location of service, and (v) if there is a written agreement for such services (the “Business Contractor Census”).

(c) No member of the Seller Group is a party to, nor bound by, any agreement with respect to employees with any labor union or any other employee organization, group or association organized for purposes of collective bargaining. To the Knowledge of any Seller, there are and have been, no labor union organizing activities with respect to any employees of any member of the Seller Group. There is no, and has not been any pending or, to the Knowledge of any Seller, threatened labor strike, slowdown, lockout or work stoppage involving any member of the Seller Group or any of its employees.

(d) Each member of the Seller Group is, and since January 1, 2021, has been, in compliance in all material respects with all applicable Laws relating to employment and labor, and there is no material employment or labor-related Action pending against any member of the Seller Group. To the Knowledge of Sellers, no current or former Business Employee or Business Contractor is in violation of any term of any employment agreement, non-disclosure agreement, noncompetition agreement, or other restrictive covenant agreement (A) owed to Sellers or (B) owed to any third party with respect to such person’s right to be employed or engaged by any Seller.

(e) To the Knowledge of Sellers, for the past three (3) years, each member of the Seller Group has reasonably investigated and responded to all allegations of sexual harassment, discrimination or retaliation in accordance with its policies. To the Knowledge of Sellers, there have been no allegations of sexual harassment or sexual misconduct relating to any Business Employees or Business Contractors.

(f) Each member of the Seller Group is, and during the preceding one hundred eighty (180) days, has been, in compliance with the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state, local or foreign Law relating to plant closings or mass layoffs.

Section 3.17 Environmental Matters. Each member of the Seller Group is, and has been since January 1, 2021, in compliance in all material respects with all applicable Environmental Laws imposing obligations on or otherwise related to the Business, the Products, the Assumed Liabilities and the Acquired Assets. The Seller Group possesses all material Permits and approvals issued pursuant to applicable Environmental Laws that are required to conduct the Business or Exploit any Product, and is, and has been since January 1, 2021, in compliance in all material respects with all such Permits and approvals. No releases of Hazardous Substances have occurred at, on, from or under any real property currently or, to the Knowledge of Sellers, formerly owned or operated by any member of the Seller Group in a manner that would reasonably be expected to result in a material Liability for any member of the Seller Group under any Environmental Laws. No member of the Seller Group has received any written claim or notice from any Governmental Entity or other Person alleging that any member of the Seller Group is or may be in violation of or liable, in each case in any material respect, under, any Environmental Law. No member of the Seller Group has entered into or agreed to any consent decree or order, or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or clean-up of Hazardous Substances.

Section 3.18 Regulatory Matters.

(a) Except as set forth on Section 3.18(a) of the Sellers Disclosure Schedule, Sellers have made available to Purchaser true, accurate, and complete copies of all material Regulatory Materials and Regulatory Authorizations from or with the FDA, the EMA and all other applicable Regulatory Authorities filed, submitted, exchanged, or held by any member of the Seller Group relating to the Products (or the Exploitation thereof) or necessary for the ownership, operation or use of the Acquired Assets or the conduct of the Business, including all Regulatory Authorizations required for the Exploitation of the Products. All such Regulatory Authorizations held by the Seller Group are (i) in full force and effect, (ii) validly registered and on file with applicable Regulatory Authorities, (iii) in compliance with all material filing and maintenance requirements, and (iv) to the Knowledge of Sellers, in good standing, valid and enforceable. Except as set forth on Section 3.18(a) of the Sellers Disclosure Schedule, each member of the Seller Group has fulfilled and performed all of their material obligations with respect to such Regulatory Authorizations and, to the Knowledge of Sellers, no event has occurred with respect to the Products or is reasonably expected to occur with respect to the Products which allows, or after notice or lapse of time would allow, the lapse, revocation, or termination of any Regulatory Authorizations. Each member of the Seller Group has submitted, filed, maintained or furnished on a timely basis with the applicable Regulatory Authorities all required filings, declarations, listings, registrations, fees, submissions, amendments, modifications, notices and responses to notices, applications and supplemental applications, reports (including all adverse event/experience reports) and other information (collectively, the “Health Care Submissions”) with the FDA, the EMA and all other applicable Regulatory Authorities and all such Health Care Submissions were believed in good faith to be complete and accurate in all material respects and in compliance with applicable Health Laws when filed (or were corrected or completed in a subsequent filing).

(b) To the Knowledge of Sellers (i) each member of the Seller Group is, and has been in compliance in all material respects with all applicable Health Laws, (ii) no member of the Seller Group has been party to or received any written notice or other written communication from any Regulatory Authority (A) withdrawing or placing any application or authorization applicable to any Product on “clinical hold” or requiring the termination or suspension or investigation of any studies or trials, clinical or otherwise, of any Product or (B) alleging any violation of any Health Law, and (iii) there are no civil, criminal, or administrative investigations, suits, claims, actions, inquiries or proceedings pending or, to the Knowledge of Sellers, threatened against any member of the Seller Group with respect to any Product or alleging any violation by any member of the Seller Group or any third party engaged by any member of the Seller Group with respect to any Product of any such Health Law.

(c) To the Knowledge of Sellers, all studies and trials, clinical or otherwise, conducted or being conducted with respect to the Products by or at the direction of any member of the Seller Group have been and are being conducted in compliance in all respects with the required experimental protocols, procedures and controls and in all material respects with applicable Good Laboratory Practice and Good Clinical Practice standards, human subject protection and animal welfare standards, environmental impact standards, and all applicable Health Laws and

Information Privacy and Security Laws. With respect to the Products, Sellers have made available to Purchaser complete and accurate copies of all material clinical and preclinical data in their possession and all material written correspondence between any member of the Seller Group and the applicable Regulatory Authorities (including letters, memoranda and emails). To the Knowledge of Sellers, the descriptions of, protocols for, and data and other results of, the studies, tests, development and trials conducted by or on behalf of any member of the Seller Group with respect to the Products that have been made available to Purchaser are accurate and complete in all material respects. None of the results of the studies, tests, development or trials, and no information regarding the conduct of the studies or the qualifications or financial interests of the individuals conducting the studies, reasonably calls into question the reliability or results of the studies, tests, development and trials conducted by or on behalf of any member of the Seller Group with respect to the Products, and, no member of the Seller Group has received any written notices or other written correspondence from any Regulatory Authority or other Governmental Entity or any institutional review board or comparable authority requiring the termination, suspension or modification of any studies, tests, preclinical development or clinical trials conducted by or on behalf of any member of the Seller Group. No clinical trial related to the Current Products conducted by or, on behalf of, any member of the Seller Group has been terminated or suspended by any Regulatory Authority and no member of the Seller Group has received any written notification or other written communication from any institutional review board, ethics committee or safety monitoring committee raising any issues that may result in a clinical hold or otherwise delay, materially restrict or otherwise limit or impair the use of any clinical studies proposed or currently conducted by, or on behalf of, any member of the Seller Group, or in which any member of the Seller Group has participated, and, to the Knowledge of Sellers, no such action has been threatened.

(d) All manufacture of the Products sold or held in inventory, by or on behalf of any member of the Seller Group has been conducted in compliance in all material respects with the applicable test methods, specifications and other requirements of current Good Manufacturing Practice and, to the extent applicable, the Quality System (QS) regulation with respect to any and all device components or constituents that are part of the Products or that are intended specifically for use with the Products, and applicable Health Laws. Since January 1, 2021, no member of the Seller Group, or, to the Knowledge of Seller, any Person acting on behalf of any member of the Seller Group or any manufacturer of any Product or any part thereof has, with respect to the Products, (i) been subject to a Regulatory Authority shutdown or import or export prohibition or (ii) received any FDA Form 483, or other written Regulatory Authority notice of inspectional observations, “warning letters,” “untitled letters” or written demand or written request to make any change to any Product or any processes or procedures, or any similar correspondence from any Regulatory Authority alleging or asserting non-compliance with any applicable Health Law or Regulatory Authorization, and, to the Knowledge of Sellers, no Regulatory Authority is considering such action.

(e) Since January 1, 2021, to the Knowledge of Sellers, each member of the Seller Group has advertised and promoted the Products in compliance with all applicable Laws, including the FDCA and state consumer protection and unfair competition laws and any similar foreign Laws. No member of the Seller Group has either (i) received any notice, demand, claim, complaint, warning letter or untitled letter, or (ii) been subject to any hearing, civil, criminal or administrative action, suit, or investigation by the FDA or any other Governmental Entity alleging noncompliance with applicable Laws related to the advertising or promotion of the Products.

(f) Since January 1, 2021, each Product is, and has been, fit for the ordinary purposes for which it is intended to be used and conforms in all material respects to any promises or affirmations of fact made in Regulatory Materials pertaining thereto and made on the container or label for such Product or in connection with its sale. To the Knowledge of Sellers, there is no design or manufacturing defect with respect to any Product. No member of the Seller Group has received any written notice that such Seller has, and to the Knowledge of Sellers, there is no reasonable basis for any proceedings against any member of the Seller Group for any Liability arising out of any injury to any Person or property as a result of a Product or component thereof manufactured, sold or shipped by any member of the Seller Group. Since January 1, 2021, there have been no actual or, to the Knowledge of Sellers, threatened, product liability, warranty or other similar claims alleging that any Product is defective or fails to meet any product warranties.

(g) Neither any member of the Seller Group, nor to the Knowledge of Sellers, any of their Representatives or any clinical investigator or contractor acting by or on behalf of any member of the Seller Group has (i) made an untrue statement of a material fact or fraudulent statement to any Regulatory Authority or any other Governmental Entity, (ii) failed to disclose a material fact required to be disclosed to any Regulatory Authority or any other Governmental Entity, or (iii) committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or any similar policy or any other statute or regulation regarding the communication or submission of false information to any applicable Regulatory Authority or Governmental Entity.

(h) No member of the Seller Group has committed or, to the Knowledge of Sellers, engaged in any fraud, falsification or forgery of any research or development data, report, studies or publications or any document or statement voluntarily submitted or required to be submitted to any Regulatory Authority or any other Governmental Entity, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, EMA, or Office of Inspector General.

(i) No member of the Seller Group is party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or similar agreement with or imposed by any Regulatory Authority or Governmental Entity in connection with the conduct of the Business. As of the date of this Agreement, no member of the Seller Group is subject to any investigation that is pending or, to the Knowledge of Sellers, that has been threatened, in each case by the FDA, the Department of Health and Human Services Office of Inspector General or the Department of Justice pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the Federal False Claims Act (31 U.S.C. §3729), or any other Regulatory Authority or Governmental Entity with respect to the Business.

(j) Neither any member of the Seller Group nor, to the Knowledge of Sellers, any of their Representatives or any clinical investigator or contractor acting by or on behalf of any member of the Seller Group in connection with the Business, is or ever has been under investigation for debarment or debarred, excluded, or suspended under any applicable Health Laws, or is or has been convicted of any crime or engaged in any conduct that has resulted in, or would reasonably be expected to result in, debarment from participation in any program related to pharmaceutical products pursuant to 21 U.S.C. Section 335a (a) or (b) or exclusion from participation in any federal health care program pursuant to 42 U.S.C. Section 1320a-7 or any similar local, state or foreign Health Law.

(k) To the Knowledge of Sellers, there are no outstanding material compliance complaints or reports, internal compliance investigations, or compliance corrective actions relating to the Business or any Product.

(l) No Product that is or has been manufactured, tested, distributed, held or marketed by or on behalf of any member of the Seller Group has been recalled, withdrawn or suspended (whether voluntarily or otherwise) or has been the subject of a product recall or market withdrawal request by the FDA or any other Regulatory Authority or, to the Knowledge of Sellers, has been adulterated or misbranded. No Actions (whether complete or pending) seeking the recall, withdrawal, suspension or seizure of any such Product or pre-market approvals or authorizations or marketing authorizations are pending, nor have any such Actions been pending at any time. There exists no fact or circumstance that, to the Knowledge of Sellers, would reasonably be expected to impose on any member of the Seller Group a duty to recall or withdraw any Product or warn any consumer of a product defect in respect of any Product. Sellers have made available to Purchaser all material information about adverse drug events or experiences obtained or otherwise received by any member of the Seller Group from any source, in the United States or outside of the United States as of the date hereof, including information derived from clinical investigations, surveillance studies or registries, reports in the scientific literature relating to any Product that is or has been manufactured, tested, distributed, held or marketed by or on behalf of any member of the Seller Group or any of its licensors or licensees in the possession of the Seller Group. All annual and periodic reports, amendments and safety reports required for any Product, other than Fampyra, and to the Knowledge of Sellers, for Fampyra, including all investigational versions of the Products, required to be made by the applicable member of the Seller Group to any Regulatory Authority.

(m) Section 3.18(m) of the Sellers Disclosure Schedule sets forth a complete and accurate list and summary of any material written information received by, or in the possession of, any member of the Seller Group from, or submitted by any member of the Seller Group to, any Regulatory Authority or other Governmental Entity which could reasonably be expected to (i) lead to the denial of any application for a Regulatory Authorization currently pending before or proposed to be submitted to any Regulatory Authority or other Governmental Entity relating to the Products or the Business, (ii) result in a penalty under or the material limitation, material adverse modification, revocation, cancellation or suspension of any Regulatory Authorization for the Products or (iii) to the Knowledge of Sellers, give rise to any Action to determine whether any of the foregoing is appropriate. Sellers have made available to Purchaser complete and correct copies of all such material written information.

Section 3.19 Taxes.

(a) (i) All income and other material Tax Returns required to be filed with respect to the Business, the Acquired Assets and Assumed Liabilities have been timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed, and all such Tax Returns are true, complete and correct in all material respects; and (ii) all income and other material amounts of Taxes payable with respect to the Business, the Acquired Assets and Assumed Liabilities, whether or not shown on any Tax Return, have been timely paid.

(b) There is no audit or other proceeding currently in progress or proposed with respect to any Taxes or Tax Returns with respect to the Business, the Acquired Assets or Assumed Liabilities.

(c) Sellers have not received written notice, or, to the Knowledge of Sellers, any other notice, of any income or other material Tax deficiency outstanding, proposed or assessed, nor have Sellers executed any waiver of any statute of limitations in respect of income or other material Taxes nor agreed to any extension of time with respect to a Tax assessment, collection or deficiency, in each case, with respect to the Business, the Acquired Assets or Assumed Liabilities.

(d) There are no liens for Taxes other than Permitted Pre-Closing Encumbrances upon any of the Acquired Assets.

(e) Other than the Shares, none of the Acquired Assets constitutes an equity interest in any Person for U.S. federal income Tax purposes.

(f) Sellers have complied in all material respects with all applicable Laws relating to the withholding, collection and payment of Taxes and have timely withheld, collected and paid over to the appropriate taxing Authority all such amounts under all applicable Laws.

(g) No Seller has been informed in writing by any Taxing Authority (i) that such Seller is or was required to file any Tax Return that was not filed with respect to Acquired Assets, or (ii) that such Seller is or may be subject to Tax in a jurisdiction in which it does not file Tax Returns with respect to the Acquired Assets.

(h) No Acquired Asset is a “United States real property interest” within the meaning of Section 897(c) of the Code.

(i) No Seller has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any analogous provision of applicable Law.

(j) Acorda Ireland.

(i) All returns, computations, notices and items of information which are, or have been, required to be made or given by Acorda Ireland for any Tax purpose have been made or given within the requisite periods and on a proper basis and are materially up-to-date and correct, and none of them is the subject of any dispute with the Irish Revenue Commissioners or any other Taxing Authority.

(ii) Acorda Ireland has, within applicable time limits, kept and maintained in all material respects complete and accurate records, invoices and other information in relation to Tax as it is required by Law.

(iii) All Tax amounts owing, assessed and due, including amounts required by statute to be deducted by Acorda Ireland in respect of payments made by it, which Acorda Ireland is liable to pay prior to the Closing Date has been or will be so paid prior to the Closing Date;

(iv) To the Knowledge of Sellers, Acorda Ireland has not, within the relevant statutory time limits, paid, or become liable to pay, any fine, penalty or interest charged by virtue of the Taxes Consolidation Act 1997, as amended, (the “TCA”) the Value-Added Tax Consolidation Act 2010, as amended, or any other statutory provision relating to Tax, and Acorda Ireland has not committed any act or made any omission which might constitute an offence under Section 1078 of the TCA.

(v) Within the two (2) years prior to and including the Closing Date, Acorda Ireland has not made any claim for relief or exemption under Section 79 or Section 80 of the Stamp Duties Consolidation Act 1999, as amended, and no such claim will be made prior to Closing Date.

(vi) Acorda Ireland has not been party to a transaction to which the provisions of Section 617 of the TCA apply in the ten (10) years preceding and including the Closing Date.

(vii) Acorda Ireland has not at any stage since its incorporation, been resident for Tax purposes in a country other than Ireland, nor has it carried on any business in any jurisdiction other than Ireland (whether through a branch, agency, permanent establishment or otherwise).

Section 3.20 Customers and Suppliers. Section 3.20 of the Sellers Disclosure Schedule sets forth with respect to the Business (a) a list of the top 10 suppliers and vendors of the Seller Group by spending for the period that includes the fiscal year ended December 31, 2023 and the two (2) months ended February 29, 2024 (each, a “Material Supplier”), and (b) a list of the customers of the Seller Group from whom the Seller Group, taken together, has received at least $200,000 during the fiscal year ended December 31, 2023 and for the two (2) months ended February 29, 2024 (each, a “Material Customer”). No Material Supplier and no Material Customer has cancelled, terminated or adversely modified, or, to the Knowledge of Sellers, threatened to cancel, terminate or adversely modify, its relationship with any member of the Seller Group.

Section 3.21 Inventory.

(a) The finished Inventory is in all material respects (i) merchantable, (ii) fit for the purposes for which it was procured or manufactured, (iii) usable or saleable in the Business and free of defects and damage, (iv) conforms in all material respects to the specifications established therefor and to the Regulatory Authorizations, and (v) to the Knowledge of Sellers, has been manufactured in all material respects in accordance with the Regulatory Authorizations and all applicable Laws.

(b) None of the Inventory is held on a consignment basis. Each item included in the Inventory is owned by a Seller, free and clear of any Encumbrances other than Permitted Post-Closing Encumbrances and has not been pledged as collateral.

Section 3.22 Supply Interruption. (a) There is no ongoing, and except for events arising from COVID-19 and since resolved, since January 1, 2021 there has not been any, Supply Interruption Event relating to the manufacture or supply of any Product, and (b) to the Knowledge of Sellers, there exists no event or circumstance that is likely to result, in the twelve (12) month period following the date of this Agreement, in a Supply Interruption Event relating to the manufacture or supply of any Product.

Section 3.23 Insurance. Section 3.23 of the Sellers Disclosure Schedule sets forth with respect to the Business a complete and accurate list of the material insurance policies of each member of the Seller Group as of the date hereof. Except as would not reasonably be expected to be materially adverse to the Business, taken as a whole, (a) all insurance policies and insurance Contracts set forth on Section 3.23 of the Sellers Disclosure Schedule are in full force and effect and are valid and enforceable and cover against the risks as are customary for companies of similar size in the same lines of business, and (b) all premiums due thereunder have been paid. There are no material claims under any of the insurance policies or insurance Contracts set forth on Section 3.23 of the Sellers Disclosure Schedule for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice). No member of the Seller Group has received notice of cancellation or termination with respect to any third-party insurance policies or insurance Contracts set forth on Section 3.23 of the Sellers Disclosure Schedule (other than in connection with normal renewals of any such insurance policies).

Section 3.24 CFIUS. Sellers do not engage in the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” for which a “U.S. regulatory authorization” would be required for the export, reexport, transfer (in-country), or retransfer of such “critical technologies” to Germany, within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

Section 3.25 Seller SEC Documents. As of their respective filing dates (or, to the extent amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement), none of the Seller SEC Documents contained any untrue statement of a material fact, or omitted to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading; provided, however, that no representation is made as to the accuracy or reasonableness of any forward-looking statements contained therein.

Section 3.26 No Other Representations or Warranties. Sellers hereby acknowledge and agree that, except as provided in Article IV or in the certificate delivered by Purchaser pursuant to Section 6.2(e), Purchaser makes no representations or warranties whatsoever, express or implied, with respect to Purchaser, its Affiliates, this Agreement, the Transactions or the manner in which Purchaser intends to operate the Business or Exploit the Products following the Closing, and

Purchaser hereby disclaims any such other representation or warranty, whether by Purchaser or any of its Representatives or any other Person. Except for the representations and warranties set forth in Article IV or in the certificate delivered by Purchaser pursuant to Section 6.2(e), Sellers have not relied on any other representations or warranties by or on behalf of Purchaser in connection with the Transactions. Notwithstanding anything herein to the contrary, the foregoing limitations shall not apply to, and nothing herein shall limit, Sellers’ remedies in the event of fraud by Purchaser or Purchaser Parent or Sellers’ rights and remedies under any Ancillary Document.

Article IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser, and with respect to Section 4.3 only, Purchaser Parent and Purchaser, jointly and severally, hereby represents and warrants to Sellers, as of the date hereof and as of the Closing, as follows:

Section 4.1 Qualification; Organization. Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of North Carolina and has all requisite limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be in good standing would not and would not reasonably be expected to, individually or in the aggregate, prevent, prohibit, materially impair or materially delay Purchaser’s ability to perform its obligations under this Agreement prior to the Outside Date. Purchaser is qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, would not and would not reasonably be expected to, individually or in the aggregate, prevent, prohibit, materially impair or materially delay Purchaser’s ability to perform its obligations under this Agreement prior to the Outside Date.

Section 4.2 Authority of Purchaser. Purchaser has all requisite limited liability company power and authority to execute and deliver and perform its obligations under this Agreement and each of the Ancillary Documents to which it is a party (subject to entry of the Bidding Procedures Order and Sale Order). The execution, delivery and performance of this Agreement and such Ancillary Documents by Purchaser and the consummation of the Transactions have been duly and validly authorized and approved by all requisite corporate action of Purchaser, as applicable, and no other corporate proceedings (pursuant to any of Purchaser’s organizational documents or otherwise) on the part of Purchaser are necessary to authorize the consummation of, and to consummate the Transactions. This Agreement and each such Ancillary Document have been, or at or prior to Closing (as the case may be) will be, duly and validly executed and delivered by Purchaser to the extent a party thereto, and, assuming the due authorization, execution and delivery of this Agreement and each such Ancillary Document by each Seller party thereto, constitute a valid and binding agreement of Purchaser, as applicable, enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions.

Section 4.3 Purchaser Parent.

(a) Purchaser Parent is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and organization. Purchaser has all requisite corporate or similar power and authority to execute and deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Purchaser Parent have been duly and validly authorized and approved by all requisite corporate or similar action of Purchaser Parent, and no other corporate or similar proceedings (pursuant to any of Purchaser Parent’s organizational documents or otherwise) on the part of Purchaser Parent are necessary to authorize Purchaser Parent’s performance under this Agreement. This Agreement has been duly and validly executed and delivered by Purchaser Parent to the extent a party hereto, and, assuming the due authorization, execution and delivery of this Agreement by each Seller party thereto, constitutes a valid and binding agreement of Purchaser Parent, enforceable against Purchaser Parent in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions.

(b) Purchaser Parent has (through cash on hand and available credit), as of the date hereof, and will have at the Closing and following any termination of this Agreement, sufficient cash on hand to enable it to perform its obligations under Section 8.19 and will continue to have such funds available to Purchaser or its assignees for so long as Purchaser or its assignees shall remain liable for any Purchaser Obligations in accordance with the terms of this Agreement.

Section 4.4 Consents and Approval. Except for obtaining any Required Regulatory Approvals and submission of FDA Transfer Letters, no consent, approval, Permit or authorization of, or declaration, filing or registration with, any Governmental Entity is necessary or required to be made or obtained by Purchaser or its Affiliates in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the Transactions, except for such consents, approvals, Permits, authorizations, declarations, filings or registrations the failure to obtain of which would not and would not reasonably be expected to, individually or in the aggregate, prevent, prohibit, materially impair or materially delay Purchaser’s ability to perform its obligations under this Agreement prior to the Outside Date.

Section 4.5 No Violations. Except as described in Section 3.3 and Section 4.4, none of the execution, delivery or performance of this Agreement and the Ancillary Documents by Purchaser to the extent a party thereto nor the consummation by Purchaser of the Transactions will (a) conflict with or result in any violation or breach of any provisions of the certificate of incorporation, bylaws or other organizational documents of Purchaser, (b) with or without notice or lapse of time or both, conflict with or result in any breach or violation of or constitute a default or change of control under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract to which Purchaser is a party or by or to which any of its properties, rights or assets are bound or subject or (c) conflict with or violate any Order or Law applicable to Purchaser or its properties, rights or assets, except in the case of the preceding clauses (b) and (c), for breaches, violations, defaults or terminations that would not and would not reasonably be expected to, individually or in the aggregate, prevent, prohibit, materially impair or materially delay Purchaser’s ability to perform its obligations under this Agreement prior to the Outside Date.

Section 4.6 Brokers or Finders. Except for Morgan Stanley & Co. International plc, Purchaser has not employed any investment banker, broker or finder in connection with the

Transactions who might be entitled to any fee or any commission from Sellers in connection with this Agreement or upon consummation of the Acquisition or any of the other Transactions based upon arrangements made by Purchaser.

Section 4.7 Financing. Purchaser has, or will at the Closing have, sufficient funds available to deliver the Purchase Price and Closing Consideration to Sellers, and all fees, expenses of, and other amounts and obligations required to be paid by, Purchaser in connection with the transactions contemplated hereby.

Section 4.8 Adequate Assurances Regarding Assigned Contracts. Purchaser is capable as of the date hereof, and will be capable as of the Closing, of satisfying the adequate assurance of future performance conditions contained in sections 365(b)(1)(C) and 365(f) of the Bankruptcy Code with respect to the Assigned Contracts.

Section 4.9 Purchaser CFIUS Matters. The principal place of business (for entities) or nationality (for individuals) of all persons described by 31 C.F.R. § 800.401(c)(1) is, in each case, a jurisdiction that does not require a “U.S. regulatory authorization” (as defined by 31 C.F.R. § 800.254) under Chemical & Biological Weapons (CB) Column 2 on the Commerce Country Chart of the U.S. Export Administration Regulations (Supplement No. 1 to 15 C.F.R. Part 738).

Section 4.10 No Other Representations and Warranties. Purchaser hereby acknowledges and agrees that, except as provided in Article III or in the certificate delivered by Sellers pursuant to Section 6.3(e), Sellers make no representations or warranties whatsoever, express or implied, with respect to any matter relating to the Acquired Assets, Business, Product and Assumed Liabilities with respect to the Acquired Assets, Business, Product and Assumed Liabilities and Sellers hereby disclaim any such other representation or warranty, whether by Sellers or any of their respective Representatives or any other Person. Purchaser further acknowledges that Purchaser has conducted an independent inspection and investigation of the physical condition of the Acquired Assets and all such other matters relating to or affecting the Acquired Assets as Purchaser deemed necessary or appropriate and that in proceeding with the Transactions, except for the representations and warranties set forth in Article III or in the certificate delivered by Sellers pursuant to Section 6.3(e), Purchaser has not relied on any other representations or warranties by or on behalf of any Seller in connection with the Transactions and neither Sellers nor any other Person shall have or be subject to any liability resulting from Purchaser’s use of any documentation or other information (including any information, documents, projections, forecasts, business plans or other materials made available to Purchaser in certain “data rooms,” or management presentations in connection with the negotiation, execution or delivery of this Agreement or the Transactions). Purchaser agrees and acknowledges that, except as expressly warranted in Article III, it is purchasing the Assumed Assets “as-is, where-is,” and “if-is.” Notwithstanding anything herein to the contrary, the foregoing limitations shall not apply to, and nothing herein shall limit, Purchaser’s remedies in the event of fraud by Sellers or Purchaser’s rights and remedies under any Ancillary Document.

Article V

COVENANTS

Section 5.1 Conduct of Business Pending the Closing.

(a) Sellers agree that between the date hereof and the earlier of the Closing or the date, if any, on which this Agreement is validly terminated pursuant to Article VII, except (i) as set forth in Schedule 5.1(a), (ii) as expressly provided in this Agreement, (iii) as consented to in writing and in advance by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), or (iv) in compliance with legal requirements in connection with the Chapter 11 Cases (including conducting the Auction), as required by applicable Law or by order of the Bankruptcy Court, Sellers shall use commercially reasonable efforts to conduct the Business in the Ordinary Course of Business, and use commercially reasonable efforts to maintain and preserve in all material respects (in each case as otherwise taking into account the facts and circumstances that customarily and reasonably result from the events leading up to the commencement of the Chapter 11 Cases or thereafter that are the direct consequence of the Chapter 11 Cases (including the non-payment of any General Unsecured Claims); provided, however, that for the avoidance of doubt, nothing contained in any debtor-in-possession credit agreement including, without limitation, any affirmative covenants or negative covenants, any cash collateral budget or order of the Bankruptcy Court approving or authorizing either of the foregoing shall otherwise impact the obligations of the Sellers to conduct the Business in the Ordinary Course of Business as otherwise provided in this Agreement) (1) its present business organization and the Business, (2) its present relationships with material customers, suppliers, vendors, service providers, licensors, licensees, Governmental Entities, and other Persons with whom they have material business relations and (3) the services of its present officers and Business Employees (other than where such employee voluntarily resigns or where termination of such services is for cause), in each case, in connection with the operation of the Business.

(b) Sellers agree that between the date hereof and the earlier of the Closing or the date, if any, on which this Agreement is validly terminated pursuant to Article VII, except (u) as set forth in Schedule 5.1(b), (v) as expressly provided in this Agreement, (w) as consented to in writing and in advance by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), (x) in compliance with legal requirements in connection with the Chapter 11 Cases (including conducting the Auction) or (y) as required by applicable Law or by order of the Bankruptcy Court, Sellers shall not, with respect to the Business, the Products, the Acquired Assets or the Assumed Liabilities, and shall cause each other member of the Seller Group not to:

(i) acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any equity interests in or assets of any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, except for the acquisition of supplies, inventory or equipment in the Ordinary Course of Business;

(ii) make any loans, advances or capital contributions to, or investments in, any other Person that would be an Assumed Liability in an amount in excess of $200,000 in the aggregate;

(iii) other than sales of Inventory in the Ordinary Course of Business, sell, lease, divest, distribute, license, assign, abandon, lease or sublease, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Encumbrance (other than Permitted Pre-Closing Encumbrances), in a single transaction or series of transactions, any of the Acquired Assets;

(iv) take any action or make any omission that would reasonably be expected to restrict or limit the validity or scope of any Acquired Regulatory Authorization;

(v) enter into or become bound by, terminate or materially amend or modify any Contract relating to the acquisition or disposition or granting of any license with respect to any Seller Intellectual Property, or otherwise transfer, license, dispose of or subject to an Encumbrance (other than Permitted Pre-Closing Encumbrances) any Seller Intellectual Property (including by the granting of any covenant-not-to-sue or covenant-not-to-assert), other than immaterial license grants in the Ordinary Course of Business;

(vi) abandon, dedicate to the public, fail to prosecute, fail to maintain, or allow to lapse (collectively “Abandonment”) any Seller Intellectual Property other than those Patents indicated as being allowed to lapse in the status column of Section 3.10(a)(i) of Sellers Disclosure Schedule; provided, that, in the event that Sellers propose Abandonment of any Seller Intellectual Property not disclosed on Section 3.10(a)(i), (ii) or (iii) of Sellers Disclosure Schedule and Purchaser withholds consent to such Abandonment, Purchaser shall reimburse Sellers for the reasonable documented out-of-pocket costs incurred by Sellers necessary to avoid such Abandonment up to a maximum amount of $200,000 USD per incident;

(vii) (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, (B) modify, amend, extend, permit the lapse of, cancel or terminate (other than by expiration in accordance with its terms) any Material Contract or waive, release or assign any rights, obligations, or claims thereunder, or (C) assume, reject or assign any Assigned Contract other than through the assignment and assumption of Assigned Contracts as contemplated by this Agreement, to Purchaser;

(viii) make any material capital expenditure or capital investment, enter into agreements or arrangements providing for a material capital expenditure or capital investment or otherwise commit to do so in an amount in excess of $200,000 in the aggregate per calendar quarter;

(ix) commence, waive, release, assign, compromise or settle any Action (for the avoidance of doubt, including with respect to matters in which any member of the Seller Group is a plaintiff, or in which any of their officers or directors in their capacities as such are parties) affecting the Business, any Product, the Acquired Assets or the Assumed Liabilities, other than the compromise or settlement of any claim, litigation or Action not brought by a Governmental Entity and that: (A) is for an amount not to exceed, for any such compromise or settlement individually or in the aggregate, $200,000, (B) does not impose any injunctive or nonmonetary relief on any member of the Seller Group and does not involve the admission of wrongdoing by any member of the Seller Group or any of the officers or directors thereof and (C) does not provide for the license of any Seller Intellectual Property or the termination, modification or amendment of any license of Seller Intellectual Property; provided, however, that this Section 5.1(b)(ix) shall not apply to the Alkermes Dispute, unless any such compromise or settlement would materially and adversely restrict the use of the Acquired Assets after the Closing or would materially restrict the conduct of the Business after Closing;

(x) make any change in the present financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or applicable Law;

(xi) with respect to all Taxes of Acorda Ireland and to all non-income Taxes of the Seller Group other than Acorda Ireland, (A) make, change or revoke any Tax election, (B) adopt or change any method of Tax accounting, (C) file any amended Tax Return, (D) settle or compromise any proceeding related to Taxes or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), or (E) waive or extend any statute of limitations with respect to Taxes (other than as a result of routine requests by a Taxing Authority in connection with an audit or similar proceeding);

(xii) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise);

(xiii) cancel, or fail to use commercially reasonable efforts to maintain in the Ordinary Course of Business, any insurance policies included in, or covering any, Acquired Assets or to renew or replace existing insurance policies included in, or covering any, Acquired Assets following their termination;

(xiv) terminate, cancel, permit the lapse of or modify, or waive in any material respect, any right under any Acquired Permit or otherwise fail to use best efforts to maintain all Acquired Permits;

(xv) file a motion, fail to timely contest a pleading seeking, or otherwise consent to (A) a conversion of the Chapter 11 Cases into liquidation proceedings under Chapter 7 of the Bankruptcy Code, (B) the dismissal of the Chapter 11 Cases, (C) the appointment of a Chapter 11 trustee or examiner in any of the Chapter 11 Cases or (D) the termination or reduction of the exclusivity period described in 11 U.S.C. § 1121(b) in any of the Chapter 11 Cases;

(xvi) participate in any scheduled meetings or teleconferences with, or engage in material solicited communications or correspondence with the FDA or any Regulatory Authority without providing Purchaser with prior written notice and, to the extent practicable, a reasonable opportunity to consult with Sellers with respect to such meetings or correspondence or communications, in each case to the extent permitted by applicable Law; provided that this Section 5.1(b)(xvi) shall not apply in connection with any meetings, teleconference, communications or correspondence that involve matters of safety or urgency and shall not in any event obligate any Seller or any of its Representatives to take or not take any action arising from such consultation;

(xvii) publish any manuscripts, abstracts, “posters” or other reports or publications regarding any Product or any material data or other Know-How, underlying or related to any Product, including Data, without providing Purchaser with prior written notice and a reasonable opportunity to comment on drafts thereof sufficiently in advance of publication, in each case to the extent permitted by applicable Law;

(xviii) (A) make any material change in billing, inventory management or cash management practices (including with respect to the timing and frequency of paying of payables) or in working capital practices, or (B) engage in the practice of, or encourage any distributor, wholesaler or customer directly or indirectly to engage in the practice of, “channel stuffing” or any similar program, activity or other action (including any Rebate, discount, chargeback or refund policy or practice), that would reasonably be expected to result, directly or indirectly, in purchases of any Products that are materially in excess of normal customer purchasing patterns;

(xix) (A) introduce any material change with respect to any Product, including any change in the product specifications, composition or quality thereof, or (B) implement or otherwise make any material and discretionary changes in the manufacture of any Product;

(xx) (A) grant or amend any severance, change in control, transaction or retention bonus or similar compensation to any Business Employee or Business Contractor, or (B) terminate or otherwise reduce or materially alter the job duties or compensation of any Business Employee or Business Contractor whose employment or engagement, as applicable, is reasonably necessary to the operation of the Business (including, for the avoidance of doubt, the six Offer Service Providers that have been identified in writing as of the date hereof); provided, that such Offer Service Providers can be terminated for cause at any time at Sellers’ sole discretion in which case, Sellers shall provide prompt written notice of any such termination for cause to Purchaser;

(xxi) enter into any collective bargaining agreement or other labor union contract;

(xxii) (A) issue, sell, repurchase, redeem, transfer, assign or otherwise acquire or transfer any shares or other equity interests in Acorda Ireland, including the Shares, or any options, warrants, convertible securities, or other rights of any kind to acquire any such shares or other equity interests or (B) permit any split, combination, redemption, reclassification or any share or equity interest in Acorda Ireland, including the Shares, or make any other changes to the capital structure of Acorda Ireland; or

(xxiii) agree to take, or authorize the taking of, in writing or otherwise, any of the foregoing actions.

Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (x) nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of any Seller, or the Business prior to the Closing and (y) prior to the Closing, Sellers shall exercise, consistent with, and subject to, the terms and conditions of this Agreement, control and supervision over the Business and their operations. No action taken or not taken in compliance with Section 5.1(b) shall in any event be deemed a breach of Section 5.1(a).

Section 5.2 Access and Information.

(a) From the date hereof and through the Closing Date or the date on which this Agreement is validly terminated pursuant to Article VII, Sellers shall afford Purchaser and its Affiliates and their respective Representatives reasonable access during normal business hours, and upon reasonable advance notice, to all of the Seller Group’s properties, offices, Assigned Contracts, employees and Books and Records, in each case, to the extent related to the Business, any Product, the Acquired Assets or the Assumed Liabilities, in each case solely for reasonable business purposes, including integration and post-Closing planning. For the avoidance of doubt, information obtained pursuant to this Section 5.2(a) shall be subject to the Confidential Disclosure Agreement and any access to such information by Purchaser shall be subject to applicable Law; provided, however, that (i) all requests for access shall be directed to such other person(s) as Seller Parent may designate in writing from time to time, (ii) such activities do not unreasonably interfere with the ongoing business or operations of the Seller Group, (iii) Sellers shall have the right to have one or more of its representatives present at all times during any visits, examinations, discussions or contacts contemplated by this Section 5.2, (iv) no personal information shall be disclosed or used other than in compliance with applicable privacy law and (v) nothing herein shall require any member of the Seller Group or their Representatives to furnish to Purchaser or provide Purchaser with access to information that (A) legal counsel for the Seller Group reasonably concludes may give rise to antitrust or competition law issues or violate a protective order or otherwise may not be disclosed pursuant to applicable Law or (B) would cause significant competitive harm to the Seller Group if the Transactions are not consummated; provided, further that, Seller Parent shall notify Purchaser if it is withholding access to any information as a result of this clause (v) and shall use commercially reasonable efforts to provide access to such information in a manner (including via a customary “clean team” arrangement or via outside counsel) that would not so jeopardize any applicable privilege, violate any applicable Law or cause competitive harm to the Seller Group. For purposes of this Section 5.2(a), Purchaser shall, and shall use its commercially reasonable efforts to cause its Representatives to, cooperate reasonably with Sellers and their respective Representatives, and shall use its commercially reasonable efforts to minimize any disruption to the Business.

(b) From and after the Closing for a period of three (3) years following the Closing Date (or, if later, the confirmation of the Chapter 11 plan) (the “Preservation Period”), Purchaser will provide Sellers and their advisors with reasonable access, during normal business hours upon reasonable advance notice, to the books and records included in the Acquired Assets or the Assumed Liabilities with respect to periods or occurrences prior to the Closing and reasonable access, during normal business hours and upon reasonable advance notice, to employees, officers, advisors and accountants of Purchaser (solely for the purpose of better understanding such books and records), in each case, solely for purposes relating to the Chapter 11 Cases, the wind-down of the operations of each Seller and its estate, Actions to which any Seller is a party (other than in connection with any Action or dispute with Purchaser), the Alkermes Dispute, insurance claims, Tax payments, returns or audits, or the functions of any trusts established under a Chapter 11 plan of Sellers or any successors of Sellers. In the event Purchaser wishes to destroy such books and records during the Preservation Period, Purchaser shall first provide ten (10) Business Days’ prior written notice to Seller Parent, on behalf of Sellers, and Seller Parent shall have the right, at its option and expense, to take possession of such records within ten (10) Business Days after notice thereof.

Section 5.3 Communication with Key Relationships. From the date hereof and through the Closing Date, Purchaser shall, and shall cause its Affiliates and their respective Representatives to, refrain from communicating with (a) suppliers, contract manufacturing organizations, customers or wholesalers of the Business or Seller Parent and its Affiliates and (b) subject to Section 5.11, Business Employees or Business Contractors, regarding the Business, this Agreement, the Transactions, the Chapter 11 Cases or post-Closing plans or operations of Purchaser or its Affiliates with respect to the Business, without the prior written consent of Seller Parent (not to be unreasonably conditioned, delayed or withheld). For clarity, the foregoing shall not restrict Purchaser or its Affiliates and Representatives from (i) communicating with such Persons in the ordinary course of business and consistent with the past practice of Purchaser and without discussion or reference to the Business, this Agreement, the Transactions, the Chapter 11 Cases or post-Closing plans or operations of Purchaser or its Affiliates with respect to the Business or (ii) subject to applicable Law, including any Antitrust Laws, and execution of any confidentiality agreements as may be reasonably required by Seller Parent or such Persons, from communicating with such Persons to the extent an authorized Representative of Seller Parent participates in any such communication and Purchaser in no event obtains, directly or indirectly, any binding commitment from any such Person to support Purchaser becoming the Successful Bidder or that might otherwise be reasonably be expected to adversely impact the Auction, the Closing, the Business or any material business relationship of any member of the Seller Group. Upon reasonable request from Purchaser, Seller Parent agrees to use commercially reasonable efforts to facilitate the communications described in clause (ii) of the immediately preceding sentence, including by causing a Representative to participate in such communications upon reasonable advance notice. Purchaser acknowledges and agrees (i) not to criticize, call into disrepute or otherwise disparage or denigrate to any potential or actual bidder in the Auction any member of the Seller Group prior to, during or following the Auction, (ii) that any offers of employment provided pursuant to Section 5.11 shall not prohibit Offer Service Providers from considering or contingently accepting employment with any alternative bidder subject to completion of the Auction and (iii) that in all cases, such Offer Service Providers shall not commence employment with Purchaser or its Affiliates until the Transactions have closed.

Section 5.4 Approvals and Consents; Cooperation; Notification.

(a) Subject to the terms and conditions of this Agreement (including Section 5.14), each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions as soon as practicable after the date hereof, including (i) preparing and filing or otherwise providing, in consultation with the other party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, Permits, and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions, and (ii) using reasonable best efforts to take all steps as may be necessary, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, Permits, authorizations, orders and approvals from any third party or any Governmental Entity, including not extending any waiting period or similar period under applicable Law or enter into any agreement with a Governmental Entity not to consummate the Transactions absent the prior consent of the other party, which shall not be unreasonably withheld. In furtherance and not in limitation of the foregoing, each party agrees to make all necessary filings, if any, as promptly as practicable after the date hereof (and in any event within 10 calendar days after the date of this Agreement for any filings that may be required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”)), and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested under any Antitrust Laws.

(b) Purchaser and the Sellers shall coordinate, cooperate and consult with each other with respect to strategy, arguments, communications or positions to be taken in connection with obtaining any necessary clearances under Antitrust Laws and directing all matters with any Governmental Entity relating to Antitrust Laws consistent with their obligations hereunder. In furtherance and not in limitation of the foregoing, each of the parties shall, in connection with and without limiting the efforts referenced in Section 5.4(a), (i) cooperate in all respects and consult with the other party in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and reasonably considering in good faith comments of the other party and providing the other party with copies of filings and submissions, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions, (iii) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, or, in connection with any proceeding by a private party, with any other Person, and (iv) to the extent permitted by the DOJ, the FTC or other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in any in-person meetings, substantive telephone calls or conferences with the DOJ, the FTC or other Governmental Entity or other Person.

(c) In connection with and without limiting the foregoing, Sellers shall give any notices to third parties required under the Assigned Contracts, and Sellers shall use reasonable best efforts to obtain third-party consents to any Assigned Contracts that are set forth on the Assigned Contracts Schedule or are otherwise required in connection with the Acquisition, which consents shall not, in any event, include any consent the need for which is obviated by the Sale Order or otherwise by the provisions of the Bankruptcy Code, in each case as determined by the Bankruptcy Court; provided that Sellers shall not under any circumstance be required to pay or commit to pay any amount to any Persons in order to obtain any such third-party consents.

(d) Each party shall give prompt notice to the other party (i) of any notice or other communication from any Governmental Entity in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Acquisition and (ii) of any Action commenced or, to the knowledge of such party, threatened against it or any of its Affiliates or otherwise relating to, involving or affecting such party or any of its Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions.

(e) Notwithstanding the foregoing, the obligations of the parties to obtain any consent, approval or waiver from the Bankruptcy Court shall be governed exclusively by Section 5.6, Section 5.7, and Section 5.9.

Section 5.5 Further Assurances; Wrong Pockets.

(a) In addition to the provisions of this Agreement, from time to time after the Closing, Sellers and Purchaser shall use reasonable best efforts to execute and deliver and to cause their Affiliates and successors to execute and deliver such other instruments of conveyance, transfer or assumption, as the case may be, and take such other actions as may be reasonably requested to implement more effectively the conveyance and transfer of the Acquired Assets to Purchaser and the assumption of the Assumed Liabilities by Purchaser and otherwise to effect the purposes of this Agreement and the Transactions.

(b) In furtherance and not in limitation of the foregoing and to the extent Sellers are still in existence and have the resources and personnel to do so, if, following the Closing, any Seller (i) receives or becomes aware that any member of the Seller Group holds any asset, property or right which constitutes an Acquired Asset, then Sellers shall transfer, or cause to be transferred, such asset, property or right to Purchaser or, as applicable, one or more designees of Purchaser, as promptly as practicable after the Closing and for no additional consideration, and pending such conveyance the parties shall reasonably cooperate with each other to provide Purchaser with all of the benefits of use of such asset, property or right or (ii) receives any payment or other funds due to Purchaser or any designees of Purchaser pursuant to the terms of this Agreement or otherwise in connection with the Acquired Assets, Sellers shall hold such payment in trust and promptly (and in any event within five (5) Business Days) pay the amount thereof to Purchaser. If, following the Closing, Purchaser (i) receives or becomes aware that it holds any asset, property or right which constitutes an Excluded Asset, then Purchaser shall transfer such asset, property or right to Sellers as promptly as practicable for no additional consideration, and pending such conveyance the parties shall reasonably cooperate with each other to provide Sellers with all of the benefits of use of such asset, property or right or (ii) receives any payment or other funds due to Sellers or any designees of Sellers pursuant to the terms of this Agreement or otherwise in connection with the Excluded Assets, Purchaser shall hold such payment in trust and promptly (and in any event within five (5) Business Days) pay the amount thereof to Sellers.

Section 5.6 The Bidding Procedures and the Sale Order. Sellers shall (a) within four (4) Business Days following the execution of this Agreement, or as otherwise agreed to by the parties, file a motion with the Bankruptcy Court seeking entry of the Bidding Procedures Order, in form and substance acceptable to Purchaser in its sole discretion; and (b) within one (1) Business Day following the designation of Purchaser as the Successful Bidder, or as otherwise agreed to by the parties, file the Notice of Successful Bidder (as defined in the Bidding Procedures) and take any other appropriate actions to seek entry of the Sale Order. Each Seller shall use its reasonable best efforts to cause the Bankruptcy Court to enter the Bidding Procedures Order substantially in the form of Exhibit C and the Sale Order substantially in the form of Exhibit D (provided Purchaser is the Successful Bidder) and any modifications to the forms provided in Exhibit C and Exhibit D hereto shall not be materially adverse to Purchaser.

Section 5.7 Cooperation with Respect to Bankruptcy Court Approvals.

(a) Purchaser shall take such actions as are reasonably requested by Sellers to assist in obtaining entry by the Bankruptcy Court of the Bidding Procedures Order and the Sale Order.

(b) Purchaser acknowledges that it must provide adequate assurance of future performance under the Assigned Contracts and agrees that it shall, and shall cause its Affiliates to, cooperate with Seller Parent in connection with furnishing information or documents to Seller Parent to satisfy the requirements of section 365(f)(2)(B) of the Bankruptcy Code. In furtherance of the foregoing, Purchaser shall promptly take all actions reasonably required to assist in obtaining a Bankruptcy Court finding that there has been an adequate demonstration of adequate assurance of future performance under the Assigned Contracts, such as furnishing affidavits, non-confidential financial information and other documents or information for filing with the Bankruptcy Court and making Purchaser’s Representatives available to testify before the Bankruptcy Court.

Section 5.8 Non-Solicitation of Stalking Horse Bidders. Sellers shall not, and shall cause their Affiliates and their respective Representatives not to solicit, negotiate or discuss with any Person (and Sellers shall, and shall cause their Affiliates and their respective Representatives, to cease immediately any such ongoing activity), or enter into any agreement or understanding with respect to, or approve or recommend, or knowingly facilitate, any sale, transfer or disposition, directly or indirectly, whether by means of an asset sale or otherwise, of any of the Acquired Assets as a replacement or alternative stalking horse bidder to Purchaser (an “Alternative Stalking Horse Transaction”); provided, however, for the avoidance of doubt, that on and after the Petition Date Sellers may solicit any Person, or take any other of the foregoing actions with respect to such Person, to be a Qualified Bidder (as defined in the Bidding Procedures).

Section 5.9 Bankruptcy Court Filings. Sellers shall present the Bidding Procedures Order and the Sale Order to the Bankruptcy Court in the forms attached as Exhibit C and Exhibit D. Sellers shall consult with Purchaser with respect to any other pleadings or proposed Orders to be presented to the Bankruptcy Court relating to the Transactions, and the bankruptcy proceedings in connection therewith, and provide Purchaser with copies of applications, pleadings, notices, proposed Orders and other documents to be filed by Sellers in the Chapter 11 Cases that relate in any way to this Agreement, the Transactions, the Bidding Procedures, the Bidding Procedures Order or the Sale Order prior to the making of any such filing with or submission to the Bankruptcy Court.

Section 5.10 Not a Back Up Bidder. The Bidding Procedures shall exclude Purchaser from any obligation to act as a Backup Bidder following the Auction (if any) in the event that Purchaser is not selected as the Successful Bidder. Notwithstanding the foregoing, Purchaser has the unilateral right to elect to serve as the Backup Bidder in its sole discretion.

Section 5.11 Employee Matters.

(a) Neither Purchaser nor any Affiliate of Purchaser is obligated to hire any Business Employee or any other employee or other service provider of any member of the Seller Group, but shall have the right to offer employment or consulting or independent contractor engagement to any Business Employee or Business Contractor consistent with this Section 5.11. To the extent permitted by applicable Law, Sellers shall use commercially reasonable efforts to provide Purchaser with such information regarding the Business Employees and Business Contractors as Purchaser may reasonably request prior to the Closing Date, including an updated Business Employee Census and Business Contractor Census on a monthly basis with such final documents delivered at least fifteen (15) calendar days prior to Closing. Purchaser and its Affiliates may, in their sole discretion, provide an offer of employment or engagement as a consultant or independent contractor to any of the Business Employees or Business Contractors, and identify such employees and contractors to Sellers, (the “Offer Service Providers”) following the date of this Agreement; provided, however, that (i) such offers shall not prohibit Offer Service Providers from considering or contingently accepting employment with any alternative bidder subject to completion of the Auction and (ii) Purchaser or its Affiliates shall not otherwise intentionally interfere with the Auction. Each offer of employment or engagement shall provide that employment or engagement with Purchaser or its Affiliates shall commence effective as of the Closing, subject to (i) the Offer Service Provider’s continued employment or service with Sellers through the Closing, (ii) the Offer Service Provider’s resignation of employment or service with Sellers as of the Closing, and (iii) such other terms and conditions as determined by Purchaser or its applicable Affiliate. Sellers shall consider the employment or service of each Transferred Service Provider with the Seller Group to have been terminated, effective as of Closing, due to the resignation of such Transferred Service Provider. Each Offer Service Provider who accepts the offer of employment or engagement delivered pursuant to this Section 5.11 and actually commences employment or engagement with Purchaser or one of its Affiliates shall be deemed a “Transferred Service Provider” as of the Closing.

(b) Sellers and Purchaser shall reasonably cooperate during the period prior to the Closing to ensure continuity of the workforce of the Business. Sellers shall reasonably cooperate with (including taking all actions reasonably requested by) Purchaser and its Affiliates with respect to the offer process described in this Section 5.11 within the time periods reasonably requested by Purchaser, including facilitating Purchaser’s interaction and offer of employment or engagement with Offer Service Providers from and after the date hereof. Sellers agree not to (and to cause each other member of the Seller Group not to) intentionally interfere with Purchaser’s or its

Affiliates’ offers of employment or engagement to Offer Service Providers pursuant to this Section 5.11 and agree not to engage in any intentional conduct, designed to discourage any Offer Service Provider from considering or accepting such offer of employment or engagement by Purchaser or any of its Affiliates; provided that this sentence shall in no event be deemed to limit the conduct of the Auction in any respect. Purchaser and Sellers will reasonably cooperate in good faith with respect to any communications to the Offer Service Providers regarding this Agreement and the Transactions. Immediately as of the Closing, the Transferred Service Providers shall cease to actively participate in or accrue further benefits under any Seller Benefit Plan. Other than with respect to any notices required by applicable Law, Sellers will provide Purchaser with a reasonable opportunity to review and comment on any written or prepared oral communications intended for any of the Offer Service Providers to facilitate Purchaser’s interaction and offer of employment or engagement with Offer Service Providers from and after the date hereof pursuant to this Section 5.11 prior to the Closing, but excluding, for the avoidance of doubt, any general communications intended for all Business Employees or all Business Contractors that do not include post-closing employment, compensation or benefits terms offered by Purchaser. Purchaser will provide Sellers with a reasonable opportunity to review and comment on any written or prepared oral communications intended for any of the Offer Service Providers in connection with this Section 5.11 prior to the Closing.

(c) Sellers shall be solely responsible for any severance payments and benefits payable, and for complying with the Worker Adjustment and Retraining Notification Act of 1988 and any similar Laws, in each case in connection with the termination of service of any Business Employee or Business Contractor on or prior to the Closing Date, including any such terminations resulting from this Agreement and the Transactions. Notwithstanding anything herein, on or about the Petition Date, Sellers shall provide notices under the WARN Act to the applicable Business Employees.

(d) This Section 5.11 is included for the sole benefit of the parties to this Agreement and their respective permitted transferees and assigns (if any) and shall not create any right in any Person, including any current or former employee or other service provider of any Seller or any Affiliate thereof, who is not a party to this Agreement. Without limiting the generality of the foregoing or of Section 8.13, nothing contained in this Agreement (express or implied) is intended to confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment.

Section 5.12 Seller Confidentiality Agreements; Post-Closing Confidentiality.

(a) Sellers and Purchaser hereby agree that the Confidential Disclosure Agreement shall terminate, and no party shall have any further obligations thereunder, effective concurrently with the Closing, other than Purchaser’s obligations with respect to the confidentiality and non-use of confidential information to the extent related to the Excluded Assets and the Excluded Liabilities.

(b) As promptly as practicable following the date hereof, Sellers, to the extent Sellers are still in existence and have the resources and personnel to do so, shall provide to Purchaser copies of each of the Seller Confidentiality Agreements. Effective at the Closing, Sellers hereby assign to Purchaser the assignable rights under all Seller Confidentiality Agreements to enforce the non-use, non-disclosure and return or destruction of confidential information (as such term or similar term is defined in the Seller Confidentiality Agreements) to the extent related to the Business, any Product, the Acquired Assets or the Assumed Liabilities and the non-solicitation provisions with respect to the Transferred Service Providers. To the extent that such rights are not assignable, Sellers shall enforce on Purchaser’s behalf and at Purchaser’s direction and sole expense, all such rights.

(c) From and after the Closing, Sellers shall not, and shall cause their Affiliates and their respective Representatives not to, disclose to any Person other than Purchaser, its Affiliates, and their respective Representatives, or use or otherwise exploit for their benefit, any Confidential Information, except (i) pursuant to any Order, as required in any Action or as otherwise required by applicable Law, (ii) to enforce Sellers’ rights and remedies under this Agreement or (iii) as reasonably required in compliance with legal requirements in connection with the Chapter 11 Cases; provided, however, that in the event disclosure is required by applicable Law or in connection with the Chapter 11 Cases, Sellers shall, to the extent reasonably possible, provide Purchaser with prompt notice of such requirement prior to making any disclosure so that Purchaser may seek at its own cost and expense an appropriate protective order. “Confidential Information” shall mean any and all current and future product information, technical, financial, employment-related, regulatory or legally sensitive information, customer names, addresses and related data, contracts, practices, procedures, software, hardware, files and other business information, including pricing, rebates, products, products in development, specifications, compounds, ingredients, formulae, recipes, samples, reports, methods, strategies, plans, documents, drawings, machines, tools, models, inventions, patent disclosures and other materials Primarily Related to the Business, the Products, the Acquired Assets, the Assumed Liabilities or Purchaser or any of its Affiliates, excluding (i) any information that the party seeking to exclude can demonstrate (x) is (as of the Closing Date) or becomes generally available to the public other than as a result of a breach of this Section 5.12(c) or (y) becomes available to any such party, its Affiliates or its directors and officers after the Closing Date on a non-confidential basis from a source other than the other party or its Affiliates, provided that such source is not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the other party or its Affiliates or any other Person with respect to such information or (ii) any information to the extent an Excluded Asset or Excluded Liability.

Section 5.13 Use of Names and Marks.

(a) Purchaser and its Affiliates acknowledge and agree that, notwithstanding the transfer of the Seller Intellectual Property included in the Acquired Assets, from and after the Closing, Sellers shall be entitled to refer to names and marks included in the Acquired Assets solely to the extent required in filings with Governmental Entities and for factual or historical reference.

(b) Notwithstanding the provisions of Section 5.13(a), for a period of eighteen (18) months after the Closing Date, Purchaser and its Affiliates may utilize and authorize any third party to utilize any Acquired Promotional Materials containing the trademarks, tradenames, logos or any contraction, abbreviation or simulation of Sellers or their Affiliates that are not included in the Acquired Assets (the “Retained Marks”). Sellers hereby grant a non-exclusive and royalty-free and limited license to Purchaser and its Affiliates to use and grant third parties the right to use the Retained Marks (i) in connection with its continued use of the Acquired Promotional Materials during such period or (ii) to the extent printed on the packaging or labelling of any Acquired Inventory existing as of the Closing Date, provided that each such use complies in all material respects with all brand guidelines provided by Sellers prior to the date hereof in relation to any Retained Mark. The limited license granted in this Section 5.13(b) shall be non-transferable, except that in the event of an assignment in accordance with Section 8.7, Purchaser may transfer such license to a Designated Purchaser, provided such Designated Purchaser agrees to be bound by the terms of this Section 5.13(b). Purchaser acknowledges that (i) Sellers are and shall remain the exclusive owners of the Retained Marks and all derivatives thereof, including the goodwill and reputation symbolized thereby, (ii) its use of the Retained Marks and all associated goodwill inures to the sole benefit of Sellers, (iii) nothing contained herein shall constitute an assignment of ownership of the Retained Marks, (iv) Sellers grant to Purchaser only those license rights specifically granted under this Section 5.13(b), and (v) any rights not expressly granted by this license shall not be implied. Immediately upon conclusion of the eighteen (18) months of the limited license granted in this Section 5.13(b), except as provided above with respect to packaging or labelling, Purchaser agrees that Purchaser shall cease and discontinue all uses of Retained Marks, including removing Retained Marks from any website, mobile applications, product literature, signage, or anywhere else displayed and Purchaser will have no right to use any Retained Marks. Purchaser agrees that Purchaser will not contest Sellers’ ownership and exclusive rights in the Retained Marks. Purchaser agrees not to register, or cause to have registered in any country whatsoever, the Retained Marks or other marks or specific designations of Sellers or any of their Affiliates, nor shall Purchaser acquire such names, trademarks or designations of Sellers or any of their Affiliates in any other manner. The same prohibition shall apply to marks and mark-resembling designations which include or resemble a mark or designation, or the like, of Sellers or any of their Affiliates or the Retained Marks or which are confusingly similar thereto.

Section 5.14 Permits. As promptly as practicable after the Closing, Sellers, to the extent Sellers are still in existence and have the resources and personnel to do so, and Purchaser shall and shall cause their respective Affiliates to file with each applicable Governmental Entity the notices and information required pursuant to any applicable Law to transfer, or caused to be transferred, the Acquired Permits from the applicable member of the Seller Group to Purchaser or its designee(s). The parties also agree to use all commercially reasonable efforts to take any and all other actions required by any Governmental Entity to effect the transfer of the Acquired Permits.

Section 5.15 Financial Reporting.

(a) Subject to Section 5.2, Seller Parent, on behalf of Sellers, shall deliver to Purchaser with respect to the Business and the Sellers (i) on a weekly basis (within the time period as such information is generated in the Ordinary Course of Business following the end of a given week) gross sales by brand and country for such week, as well as weekly prescription data (including Ex-Factory Units, Ex-Factory Gross Dollars, SRFs/PRFs and TRx/Demand Units), (ii) on a monthly basis (within the time period as such information is generated in the Ordinary Course of Business following the end of a given month, and no later than upon submission to the Bankruptcy Court) estimated net sales for such month by brand and country, including calculation of gross-to-net sales, unaudited statements of profit (loss), unaudited balance sheet and unaudited cash flows for the applicable month, and trending DSO/DSI levels for the trailing twelve-month period ended as of the end of the applicable month, (iii) as far in advance before filing as reasonably practicable, financial information required to be filed by Sellers with the Bankruptcy Court pursuant to the Bankruptcy Code and (iv) upon the reasonable request of Purchaser, any such other financial information that is generated by Sellers in the Ordinary Course of Business.

(b) From the date hereof and through the Closing Date, Seller Parent, on behalf of Sellers, shall deliver to Purchaser working draft estimates of Working Capital Schedules, each setting forth the information required therein as of each month end occurring between the date hereof and the Closing Date, within the time period as such underlying information is generated in the Ordinary Course of Business following the end of the applicable month.

Section 5.16 Regulatory Authority Notices and Correspondence. From and after the date hereof, subject to applicable Law, Sellers shall give prompt notice and copies to Purchaser of any material written correspondence by a Seller to, or from the FDA or any other Regulatory Authority to a Seller, with respect any Product, including (a) the receipt of any FDA 483 observations or substantially equivalent notices involving any facility of Sellers or any third party engaged by Sellers in the manufacture of the Products, (b) the recall, correction, removal, market withdrawal or replacement of any Product, (c) a change in the marketing classification or a safety labeling change as required in Section 505(o)(4) of the FDCA (21 U.S.C. 355(o)(4))of any Product, (d) a non-substantial equivalence determination or denial of market approval by any Regulatory Authority of any Product, (e) the mandatory or voluntary termination, enjoinment or suspension of the testing, manufacturing, marketing, export, import, or distribution of any Product or (f) a non-coverage determination by the Centers for Medicare and Medicaid Services.

Section 5.17 Notices of Certain Events. Prior to the Closing, Sellers and Purchaser shall give prompt notice to the other (a) of any inaccuracy or breach of any representation or warranty contained in this Agreement at any time during the term hereof that would reasonably be expected to cause the condition set forth in Section 6.2(a) or Section 6.3(a), as applicable, not to be satisfied, (b) of any failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied hereunder that would reasonably be expected to cause the conditions set forth in Section 6.2(b) or Section 6.3(b), as applicable, not to be satisfied, and (c) upon becoming aware of the occurrence or impending occurrence of any event or circumstance that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or which would reasonably be expected to prevent or materially delay or impede the consummation of the Acquisition; provided, however, that (i) the delivery of any notice pursuant to this Section 5.17 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date hereof, cure any breach of any covenant, condition or agreement or otherwise limit or affect the remedies available hereunder to any party and (ii) the failure to deliver any such notice pursuant to this Section 5.17 shall not affect whether any of the conditions set forth in Article VI are satisfied or be factored into the determination of whether any right to terminate under Article VII exists if such failure was due to a party’s failure to recognize that the underlying event required notice hereunder and such party acted promptly to cure such failure upon awareness of such failure.

Section 5.18 Additional Bankruptcy Court Actions. Neither Sellers nor Purchaser will file any pleading or take any other action in the Bankruptcy Court with respect to this Agreement or the consummation of the Transactions that is inconsistent with performing and carrying out the provisions of this Agreement in accordance with the terms and subject to the conditions herein; provided, however, that nothing contained in the foregoing will be construed to limit in any way

Purchaser’s or Seller’s rights under this Agreement, or to limit Purchaser’s or Sellers’ rights to advocate for the approval of this Agreement and against any Alternative Stalking Horse Transaction. Notwithstanding the foregoing, Purchaser hereby agrees and acknowledges that this Agreement and the Transactions are subject to Sellers’ right and ability to solicit, negotiate, discuss, and consider higher or otherwise better competing bids with respect to the Business, in each case in accordance with the Bidding Procedures on or after the Petition Date, including initiating contact with, soliciting or encouraging submission of any inquiries, proposals or offers by, responding to any unsolicited inquiries, proposals or offers submitted by, and entering into any discussions or negotiations regarding any of the foregoing with, any Person (in addition to Purchaser and its Affiliates, agents and Representatives).

Section 5.19 Restrictive Covenants.

(a) From and after the Closing through the last day of the Non-Competition Period, Sellers shall not, and shall cause their respective Affiliates not to, either alone or in conjunction with others, directly or indirectly, (i) engage in or assist other Persons in engaging in any Competing Business anywhere in the world, (ii) have an interest in any Person that engages directly or indirectly in any Competing Business in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant or (iii) make any negative, derogatory or disparaging statements or communications regarding Purchaser, the Business, any Product, or the Affiliates or Representatives of Purchaser. For purposes of this Section 5.19(a), (A) “Competing Business” means the development, manufacture, sale, distribution, promotion, marketing or other commercialization of any compound, product candidate or product that treats or is intended to neutralize, abrogate or reverse off episodes related to Parkinson’s disease or motor activities resulting from multiple sclerosis or otherwise competes, directly or indirectly, with the any Product or the grant to any third party of any license or right to do any of the foregoing and (B) “Non-Competition Period” means the period commencing as of the Closing and ending on the date that is the two (2) year anniversary of the Closing Date. Notwithstanding anything in this Section 5.19(a) to the contrary, the restrictive covenants in this Section 5.19(a) shall not prevent Sellers from acquiring up to one percent (1%) of the outstanding equity securities of any company listed on a national securities exchange engaged in a Competing Business solely as a passive investment.

(b) During the period commencing on the Closing Date and ending on the two (2) year anniversary of the Closing Date (the “Non-Solicitation Period”), Sellers shall not, and shall cause their respective Affiliates to not, directly or indirectly, either individually or acting in concert with another Person or Persons:

(i) request, induce or attempt to influence any distributor, supplier, vendor, licensor, licensee, sales representative or customer of any Product or other goods or services of the Business to curtail, cancel or refrain from maintaining or increasing the amount or type of business such Person is currently transacting, or may be transacting during the Non-Solicitation Period, with the Business or modify its pricing or other terms with the Business, or otherwise make any negative, derogatory or disparaging statements or communications regarding Purchaser, the Business, any Product or the Affiliates or Representatives of Purchaser;

(ii) solicit or induce any individual who is or was a Transferred Service Provider to terminate his or her employment or engagement with Purchaser or any of its Affiliates or offer employment to or hire or otherwise engage any such individual, whether as an independent contractor, consultant or otherwise; provided that this Section 5.19(b)(ii) shall not restrict Sellers from soliciting, hiring or otherwise recruiting any Business Employee who at the time of such solicitation, hiring or recruitment (A) is not an employee or consultant of Purchaser or its Affiliates and (B) either voluntarily terminated his or her employment or engagement with Purchaser or its Affiliates or was terminated involuntarily by Purchaser or its Affiliates at least six (6) months prior to such solicitation, hiring and recruitment; or

(iii) subject to the preceding clause (ii), influence or attempt to influence any person who is an employee or consultant of Purchaser or any of its Affiliates during the Non-Solicitation Period to terminate his or her employment or engagement with Purchaser.

(c) If any provision contained in this Section 5.19 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.19, but this Section 5.19 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 5.19 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law. Each of the Sellers acknowledges that Purchaser would be irreparably harmed by any breach of this Section 5.19 and that there would be no adequate remedy at law or in damages to compensate Purchaser for any such breach. Each of the Sellers agrees that Purchaser be entitled to injunctive relief requiring specific performance by such Seller of this Section 5.19, without posting bond or other security and without a showing of the inadequacy of monetary damages as a remedy, and such Seller consents to the entry thereof.

(d) The Non-Competition Period and the Non-Solicitation Period shall automatically be extended for any period of time during which any Seller is not in compliance with the covenants and agreements set forth in this Section 5.19.

Section 5.20 Transfer of Certain Acquired Assets. Sellers and Purchaser shall negotiate in good faith and use reasonable best efforts to, as promptly as practicable following the date hereof and prior to the Closing Date, agree on, establish and document a transfer plan in connection with the sale, assignment, transfer, conveyance and delivery of the Acquired Assets hereunder (the “Transfer Plan”). The parties agree to transfer or cause to be transferred the Acquired Assets in accordance with such Transfer Plan.

Section 5.21 Plan Support Agreement. By the Petition Date, Sellers shall enter into a restructuring or plan support agreement (the “Plan Support Agreement”), with the Note Holders who are holders (the “Requisite Noteholders”) of more than fifty percent (50%) in number and at least sixty-six and two-thirds percent (66.67%) in amount of the Senior Secured Notes. The Plan Support Agreement shall provide for agreement that (a) Requisite Noteholders shall not submit any credit bid against the APA, (b) the Bidding Procedures Order shall provide, among other things, that any and all amounts payable made on account of the Breakup Fee and the Expense Reimbursement Amount shall constitute Superpriority Claims, and (c) to the extent the Plan Support Agreement provides any timeline with respect to the sale process for the Acquired Assets, such timeline shall be consistent with the Bankruptcy Sale Process Timeline.

Section 5.22 Press Releases or Other Public Statements. Each party agrees not to issue any press release or other public statement, whether oral or written, disclosing the terms of this Agreement or the Transactions or otherwise regarding this Agreement or the Transactions, without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned, or delayed). Either party may issue additional press releases or public statements without the consent of the other party where such press release or public statement only discloses the same information that has previously been the subject of a press release or public statement that has been consented to by the other party.

Section 5.23 SEC Filings and Other Legally Required Disclosures. Notwithstanding Section 5.22, either party may disclose the terms of this Agreement and make any other public disclosure regarding this Agreement or the Transactions, to the extent required to comply with applicable Laws or in connection with any Action, including in connection with the Chapter 11 Cases or the rules and regulations promulgated by the SEC, court process and the rules and regulations of any national securities exchange or national securities quotation system. Prior to making any disclosure pursuant to this Section 5.23, the parties shall consult with each other to the extent practicable prior to such disclosure, and the disclosing party shall in good faith consider the other party’s reasonable comments with respect to the timing, form, and content of such disclosure; provided that such disclosure shall nonetheless be at the discretion of the disclosing party in consultation with its legal counsel; provided further that Purchaser acknowledges and agrees that this Agreement shall be filed as an exhibit to Seller Parent’s Form 10-K for its fiscal year ending on December 31, 2023.

Section 5.24 Biogen Transition. Sellers shall use commercially reasonable efforts to effectuate the Biogen Transition. Sellers shall keep Purchaser reasonably apprised of the status of the Biogen Transition and shall in good faith consult with Purchaser from time to time with respect thereto. Notwithstanding anything to the contrary in the foregoing, in no event shall (a) “commercially reasonable efforts” pursuant to this Section 5.24 include any obligation of Sellers (i) to acquire (A) any Inventory from Biogen or any of its Affiliates or (B) any Inventory not otherwise required in the Ordinary Course of Business or (ii) to enter into any Contract with Biogen with respect to the Biogen Transition, and (b) the effecting of the Biogen Transition be in any respect a condition to the Closing.

Article VI

CONDITIONS PRECEDENT

Section 6.1 Conditions Precedent to Obligation of Sellers and Purchaser. The respective obligations of each party to effect the Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Approvals. Any waiting period (and extensions thereof) applicable to the Transactions under any Antitrust Law set forth on Schedule 6.1 shall have expired or been terminated and any other required approvals, consents or clearances under any Antitrust Laws set forth on Schedule 6.1 (such waiting period expirations, terminations and required approvals, consents or clearance, the “Required Regulatory Approvals”) shall have been obtained; and

(b) No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered into any Law or Order (whether temporary, preliminary or permanent), that shall be in effect on the Closing Date and that has the effect of making the Transactions illegal or otherwise prohibiting the Closing.

Section 6.2 Conditions Precedent to Obligation of Sellers. The obligations of Sellers to effect the Transactions shall be subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Sellers) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser and Purchaser Parent contained in this Agreement shall be true and correct in all respects (disregarding any exception or qualification in such representations and warranties relating to “material” or “materiality”) as of the date hereof and as of the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such specific date), except where the failure of such representations and warranties to be so true and correct would not and would not reasonably be expected to, individually or in the aggregate, prevent, prohibit, materially impair or materially delay Purchaser’s ability to perform its obligations under this Agreement prior to the Outside Date;

(b) Covenants. The covenants and obligations of Purchaser to be performed or complied with at or prior to the Closing pursuant to this Agreement shall have been duly performed and complied with in all material respects;

(c) Bidding Procedures Order. The Bankruptcy Court shall have entered the Bidding Procedures Order, and such Order (i) shall not have been stayed, stayed pending appeal, reversed or vacated and (ii) shall not have been amended, supplemented or otherwise modified in any manner materially adverse to Sellers;

(d) Sale Order. The Bankruptcy Court shall have entered the Sale Order, and such Order (i) shall not have been stayed as of the Closing Date, stayed pending appeal, reversed or vacated and (ii) shall not have been amended, supplemented or otherwise modified in any manner materially adverse to Sellers; and

(e) Officer’s Certificates. Purchaser shall have delivered to Sellers a certificate duly executed by an authorized officer of Purchaser certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

The foregoing conditions are for the benefit of Sellers only and accordingly Sellers will be entitled to waive compliance with any such conditions if they see fit to do so, without prejudice to rights and remedies at Law and in equity and also without prejudice to any rights of termination or otherwise in the event of the failure to fulfill any other conditions in whole or in part.

Section 6.3 Conditions Precedent to Obligation of Purchaser. The obligations of Purchaser to effect the Transactions shall be subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Sellers contained in the first and second sentences of Section 3.1 (Qualification, Organization, Subsidiaries), Section 3.2 (Authority of Sellers) and Section 3.6(a) (Title to Property) shall be true and correct in all material respects as of the date hereof and as of the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all material respects as of such specific date) and (ii) all other representations and warranties of Sellers contained in this Agreement shall be true and correct in all respects (disregarding any exception or qualification in such representations and warranties relating to “material”, “materiality” or “Material Adverse Effect”) as of the date hereof and as of the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such specific date), except where the failure of such representations and warranties to be so true and correct would not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) Covenants. The covenants and obligations of Sellers to be performed or complied with at or prior to the Closing pursuant to this Agreement shall have been duly performed and complied with in all material respects;

(c) Bidding Procedures Order. The Bankruptcy Court shall have entered the Bidding Procedures Order, and such Order (i) shall not have been stayed, stayed pending appeal, reversed or vacated and (ii) shall not have been amended, supplemented or otherwise modified in any manner materially adverse to Purchaser;

(d) Sale Order. The Bankruptcy Court shall have entered the Sale Order, and such Order (i) shall not have been stayed as of the Closing Date, stayed pending appeal, reversed or vacated and (ii) shall not have been amended, supplemented or otherwise modified in any manner adverse to Purchaser;

(e) Officer’s Certificates. Sellers shall have delivered to Purchaser a certificate duly executed by an executive officer of each Seller certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b), and Section 6.3(f) have been satisfied; and

(f) Material Adverse Effect. From the date of this Agreement, there shall not have occurred any Material Adverse Effect.

The foregoing conditions are for the benefit of Purchaser only and accordingly Purchaser will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to any rights and remedies at Law and in equity and also without prejudice to any of rights of termination or otherwise in the event of the failure to fulfill any other conditions in whole or in part.

Article VII

TERMINATION

Section 7.1 Termination.

(a) This Agreement may be terminated by either Purchaser or Seller Parent in the event that the Closing has not occurred on or before December 31, 2024, (such later date as may be mutually agreed in writing by the parties, subject to Section 8.14, the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(a) shall not be available to any party whose failure to perform, or material breach of, any of its representations, warranties, covenants and obligations under this Agreement required to be performed by it at or prior to the Closing or true and correct as of the Closing Date, either individually or in the aggregate, results in, or has been the primary cause of, the failure of the Closing to occur prior to such date.

(b) This Agreement may also be terminated prior to the Closing:

(i) at any time by the mutual written agreement of Purchaser and Seller Parent;

(ii) by Purchaser, if (A) there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Sellers which breach, either individually or in the aggregate with other breaches by any Seller, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.3(a) or Section 6.3(b), as the case may be, or (B) there has been a material breach by any Seller of the Bidding Procedures Order or the Sale Order, in each case of the preceding (A) or (B), which breach is not cured within ten (10) Business Days following written notice to Sellers thereof (and in any event prior to the Outside Date) or which by its nature cannot be cured within such time period, provided, that Purchaser is not then in material breach of any of the covenants, agreements, representations or warranties set forth in this Agreement on the part of Purchaser;

(iii) by Seller Parent, if (A) there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Purchaser which breach would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.2(a) or Section 6.2(b), as the case may be, or (B) there has been any material breach by Purchaser of the Bidding Procedures Order or the Sale Order, in each case of the preceding (A) or (B), which breach is not cured within ten (10) Business Days following written notice to Purchaser thereof (and in any event prior to the Outside Date) or which by its nature cannot be cured within such time period, provided, that no Seller is then in material breach of any of the covenants, agreements, representations or warranties set forth in this Agreement on the part of any Seller;

(iv) by Purchaser, if Sellers shall fail to file (A) a motion with the Bankruptcy Court seeking entry of the Bidding Procedures Order within four (4) Business Days following the execution of this Agreement unless otherwise agreed to by the parties; or (B) the Notice of Successful Bidder with the Bankruptcy Court within two (2) Business Days following the designation of Purchaser as the Successful Bidder;

(v) by Purchaser, if the Bankruptcy Court has not entered the Bidding Procedures Order by April 29, 2024; provided that Purchaser is not then in material breach of any of the covenants, agreements, representations or warranties set forth in this Agreement on the part of Purchaser;

(vi) by Purchaser, if Sellers shall fail to comply with the Bankruptcy Sale Process Timeline within five (5) Business Days of such prescribed deadline in the Bankruptcy Sale Process Timeline (as defined in the Bidding Procedures) set forth in the Bidding Procedures; provided that Purchaser is not then in material breach of any of the covenants, agreements, representations or warranties set forth in this Agreement on the part of Purchaser or of the Bidding Procedures Order or the Sale Order;

(vii) by Purchaser, if Sellers file a motion requesting, consent to, fail to timely contest a pleading seeking, or the Bankruptcy Court, sua sponte, orders, which order is not timely contested by Sellers, (A) a conversion of any of the Chapter 11 Cases of any Seller into a liquidation proceeding under Chapter 7 of the Bankruptcy Code, (B) the dismissal of any of the Chapter 11 Cases of any Seller, (C) the appointment of a Chapter 11 trustee or examiner with expanded powers in any of the Chapter 11 Cases of any Seller, or (D) the termination or reduction of the exclusivity periods described in 11 U.S.C. § 1121(b);

(viii) by Purchaser, if the Bankruptcy Court enters any Order materially inconsistent with the Bidding Procedures Order, the Sale Order, this Agreement or the Transactions, each as determined by the Bankruptcy Court (each party agrees, and shall not object, to a request by any other party to the Bankruptcy Court for an expedited hearing to make such determination);

(ix) by either Seller Parent or Purchaser, if a Governmental Entity issues a final, non-appealable ruling or Order permanently prohibiting the Transactions;

(x) by Purchaser, if (A) any creditor of any Seller obtains a final and unstayed Order of the Bankruptcy Court granting relief from the stay described in 11 U.S.C. § 362(a)(2) to foreclose on any portion of the Acquired Assets or (B) any Seller enters into any definitive agreement in respect of one or more Competing Transactions with one or more Persons and the Bankruptcy Court approves any such Competing Transaction; and

(xi) by Purchaser, if the Auction has occurred and Purchaser is not designated as the Successful Bidder.

For the avoidance of doubt, the parties acknowledge and agree, that in the event that Sellers determine that the last Overbid submitted by Purchaser is higher or otherwise better than all other Qualified Bids as such Qualified Bids may be amended by an Overbid submitted at the Auction, then within two (2) Business Days following the conclusion of the Auction, Sellers and Purchaser shall enter into an amendment to this Agreement to reflect Purchaser’s last Overbid.

Section 7.2 Effect of Termination.

(a) Survival. In the event of termination of this Agreement by either party in accordance with Section 7.1, all rights and obligations of the parties under this Agreement shall terminate without any Liability of any party to the other party, except for Liability for fraud or intentional breach of this Agreement prior to such termination; provided, that (i) the provisions of Section 1.6(b)(ii), Section 1.6(b)(iii), this Section 7.2 and Article VIII (other than Section 8.1 and Section 8.3) and the Confidentiality Agreement shall expressly survive the termination of this Agreement.

(b) Breakup Fee. In consideration of Purchaser and its Affiliates having expended considerable time and expense in connection with this Agreement and the negotiation thereof, and the identification and quantification of assets to be included in the Acquired Assets, and to compensate Purchaser as a stalking-horse bidder, and regardless of whether or not Purchaser makes any matching or competing bids at the Auction if the Auction occurs, upon the occurrence of a Fee Event (as defined below), Purchaser shall be entitled to payment by Sellers of a breakup fee in an amount equal to $6,475,000 (the “Breakup Fee”), which such amount Seller Parent shall pay (or cause to be paid) to Purchaser within two (2) Business Days of the occurrence of a Fee Event. The Breakup Fee shall be treated as a Superpriority Claim. Sellers acknowledge and agree that (i) the approval of the Breakup Fee is an integral part of the Transactions; (ii) in the absence of Sellers’ obligation to pay the Breakup Fee, Purchaser would not have entered into this Agreement; (iii) the entry of Purchaser into this Agreement is beneficial to Sellers because, in Sellers’ business judgment, it will enhance Sellers’ ability to maximize the value of its assets for the benefit of its creditors and other stakeholders; (iv) the receipt by Purchaser of the Breakup Fee (together with the Expense Reimbursement Amount and Deposit Fund when otherwise due to Purchaser pursuant to this Agreement), following actual receipt thereof, shall be the sole and exclusive remedy available to Purchaser or Purchaser Parent against Sellers, their respective Affiliates or any of their respective former, current or future equity holders, directors, officers, Affiliates, agents or Representatives (collectively, “Seller Related Parties”) with respect to this Agreement and the Transactions; (v) upon receipt by Purchaser of the Breakup Fee (together with the Expense Reimbursement Amount and Deposit Fund when otherwise due to Purchaser pursuant to this Agreement), no Seller Related Party shall have any further Liability or obligation relating to or arising out of this Agreement or the Transactions; (vi) the Breakup Fee is reasonable in relation to Purchaser’s costs and efforts and to the magnitude of the Transactions and Purchaser’s lost opportunities resulting from the time spent pursuing the Transactions; and (vii) time is of the essence with respect to the entry of the Bidding Procedures Order by the Bankruptcy Court, approving, among other things, the process by which bids may be solicited, including the Bidding Procedures. For the avoidance of doubt, the Breakup Fee, if payable pursuant to this Section 7.2(b), shall be in addition to the return of the Deposit Funds and payment of the Expense Reimbursement Amount, in each case, to the extent payable to Purchaser pursuant to Section 1.6(b)(iii) and Section 7.2(c), respectively. For the purposes of this Agreement, a “Fee Event” shall mean (i) a termination of this Agreement pursuant to Section 7.1(a) (unless, at the time of any such termination, either (I) the condition set forth in Section 6.1(a) has not been satisfied or (II) the condition set forth in Section 6.1(b) has not been satisfied and any Law or Order giving rise to the non-satisfaction of such condition is or is under or in respect of an Antitrust Law), or (ii) the consummation of an Alternative Transaction.

(c) Expense Reimbursement. In consideration of Purchaser and its Affiliates having expended considerable time and expense in connection with this Agreement and the negotiation thereof, and the identification and quantification of assets to be included in the Acquired Assets, and to compensate Purchaser as a stalking-horse bidder, and regardless of whether or not Purchaser makes any matching or competing bids at the Auction if the Auction occurs, upon the occurrence of a Fee Event, Purchaser shall be entitled to payment by Sellers of the Expense Reimbursement Amount, which such amount Seller Parent shall pay (or cause to be paid) to Purchaser within two (2) Business Days of the occurrence of a Fee Event. Sellers acknowledge and agree that (i) the payment of the Expense Reimbursement Amount is an integral part of the Transactions; (ii) in the absence of Sellers’ obligation to make this payment, Purchaser would not have entered into this Agreement; (iii) the damages resulting from termination of this Agreement under circumstances where Purchaser is entitled to the Expense Reimbursement Amount are uncertain and incapable of accurate calculation and that the delivery of the Expense Reimbursement Amount to Purchaser is not a penalty, but rather shall constitute a reasonable amount that will compensate Purchaser in the circumstances where Purchaser is entitled to the reimbursable expenses for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummating of the Transactions, and that, without these agreements, Purchaser would not enter into this Agreement; (iv) the receipt by Purchaser of the Expense Reimbursement Amount (together with the Breakup Fee and Deposit Fund when otherwise due to Purchaser pursuant to this Agreement), following actual receipt thereof, shall be the sole and exclusive remedy available to Purchaser or Purchaser Parent against any Seller Related Parties with respect to this Agreement and the Transactions; (v) upon receipt by Purchaser of the Expense Reimbursement Amount (together with the Breakup Fee and Deposit Fund when otherwise due to Purchaser pursuant to this Agreement), no Seller Related Party shall have any further Liability or obligation relating to or arising out of this Agreement or the Transactions; (vi) time is of the essence with respect to the payment of the Expense Reimbursement Amount and (vii) the Expense Reimbursement Amount shall be treated as a Superpriority Claim. For the avoidance of doubt, the Expense Reimbursement Amount, if payable pursuant to this Section 7.2(c), shall be in addition to the return of the Deposit Funds and payment of the Breakup Fee, in each case, to the extent payable to Purchaser pursuant to Section 1.6(b)(iii) and Section 7.2(b), respectively.

(d) Deposit Funds. If this Agreement is terminated by Sellers as contemplated by Section 1.6(b)(ii), (i) Purchaser shall forfeit the Deposit Funds and any interest thereon; (ii) other than in connection with fraud on the part of, or an intentional breach of this Agreement by, Purchaser or Purchaser Parent, the receipt of the Deposit Funds shall be the sole and exclusive remedy available to Sellers against Purchaser, Purchaser Parent its Affiliates or any of their respective former, current or future equity holders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the Transactions; and (iii) upon receipt by Sellers of the Deposit Funds, neither Purchaser, its Affiliates nor any of their respective former, current or future equity holders, directors, officers, Affiliates, agents or Representatives shall have any further Liability or obligation relating to or arising out of this Agreement or the Transactions.

(e) Liquidated Damages. The parties acknowledge that the agreements contained in this Section 7.2 are an integral part of the Transactions, that the damages resulting from termination of this Agreement under circumstances (i) where Sellers are entitled to the Deposit Funds are uncertain and incapable of accurate calculation and that the delivery of the Deposit Funds is not a penalty but rather shall constitute liquidated damages in a reasonable amount that will compensate Sellers in the circumstances where Sellers are entitled to the Deposit Funds for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and that, without these agreements, Sellers would not enter into this Agreement or (ii) where Purchaser is entitled to the Breakup Fee, the Expense Reimbursement Amount and the Deposit Funds are uncertain and incapable of accurate calculation and that the delivery of the Breakup Fee, the Expense Reimbursement Amount and the Deposit Funds is not a penalty but rather shall constitute liquidated damages in a reasonable amount that will compensate Purchaser in the circumstances where Purchaser is entitled to the Breakup Fee, the Expense Reimbursement Amount and the Deposit Funds for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and that, without these agreements, Purchaser would not enter into this Agreement.

(f) Litigation Expenses

(i) If Sellers fail to take any action necessary to cause the delivery of the Breakup Fee, the Expense Reimbursement Amount or Deposit Funds under circumstances where Purchaser is entitled to the Breakup Fee, the Expense Reimbursement Amount or the Deposit Funds and, in order to obtain such Breakup Fee, Expense Reimbursement Amount or Deposit Funds, Purchaser commences a suit which results in a judgment in favor of Purchaser, Sellers shall pay to Purchaser, in addition to the Breakup Fee, the Expense Reimbursement Amount and Deposit Funds, an amount in cash equal to the costs and expenses (including reasonable attorney’s fees) incurred by Purchaser in connection with such suit, which such amounts shall constitute Superpriority Claims.

(ii) If Purchaser fails to take any action necessary to cause the delivery of the Deposit Funds under circumstances where Sellers are entitled to the Deposit Funds and, in order to obtain the Deposit Funds, any Seller commences a suit which results in a judgment in favor of any Seller, Purchaser shall pay to Sellers, in addition to the Deposit Funds, an amount in cash equal to the costs and expenses (including reasonable attorney’s fees) incurred by any Seller in connection with such suit.

Article VIII

GENERAL PROVISIONS

Section 8.1 Non-Survival. The parties agree that the representations and warranties contained in this Agreement, and any certificate or other instrument delivered at Closing by or on behalf of any party in connection with this Agreement, will terminate at, and will not survive, the Closing, and none of the parties will have any Liability to each other after the Closing for any breach thereof. The parties agree that the covenants and obligations contained in this Agreement to be performed prior to or at the Closing will terminate at, and will not survive, the Closing and those covenants and obligations contained in this Agreement to be performed after the Closing will survive the Closing in accordance with their respective terms and each party will be liable to the other after the Closing for any breach thereof.

Section 8.2 Tax Matters.

(a) All sales, use, excise, transfer, documentary, stamp, value added, recordation, license, conveyance and other similar Taxes (“Transfer Taxes”), if any, imposed on or with respect to the Acquisition shall be borne by Purchaser and shall be paid to the appropriate Taxing Authority promptly when due by the Person having the obligation to pay such Transfer Tax under applicable Law. The party responsible under applicable Law for filing a Tax Return with respect to any such Transfer Taxes shall prepare and timely file such Tax Return and provide a copy of such Tax Return to the other party within fifteen (15) days. Purchaser and Sellers shall use reasonable efforts and cooperate in good faith to reduce or eliminate any Transfer Taxes to the extent permitted by applicable Law, including the transfer by remote electronic transmission of all Acquired Assets capable of being so transmitted (and the delivery of certificates evidencing such electronic transmission) and in the filing of any Tax Returns required with respect to any applicable Transfer Taxes. Without limiting the generality of the foregoing, Sellers and Purchaser and their respective Affiliates shall use commercially reasonable efforts to obtain available exemptions from Transfer Taxes and will cooperate with each other in providing any information and documentation that may be necessary to obtain any such exemptions, including any applicable resale or exemption certificate.

(b) For purposes of this Agreement, with respect to any Acquired Asset, Sellers and Purchaser shall apportion the Liability for personal property Taxes, ad valorem Taxes, and similar Taxes (“Periodic Taxes”) for Straddle Periods applicable to such Acquired Asset in accordance with this Section 8.2(b). The Periodic Taxes described in this Section 8.2(b) shall be apportioned between Sellers and Purchaser as of the Closing Date, with Purchaser liable for that portion of the Periodic Taxes for a Straddle Period (which portion of such Taxes shall for purposes of this Agreement be deemed attributable to the Post-Closing Tax Period) equal to the Periodic Taxes for such Straddle Period multiplied by a fraction, the numerator of which is the number of days remaining in such Straddle Period after the Closing Date, and the denominator of which is the total number of days in such entire Straddle Period. Sellers shall be liable for that portion of the Periodic Taxes for a Straddle Period for which Purchaser is not liable under the preceding sentence (which portion of such Taxes shall for purposes of this Agreement be deemed attributable to the Pre-Closing Tax Period). The party responsible under applicable Law for paying a Tax described in this Section 8.2(b) shall be responsible for administering the payment of such Tax. All apportionments hereunder shall be final as of the Closing Date, and except where the apportionment is inaccurate as a result of the gross negligence of a party, there will be no re-apportionments of any Periodic Taxes regardless of whether information becomes available after the Closing Date that alters the amount of Taxes that would have been due with respect to the Straddle Period. To the extent the Liability for Periodic Taxes for a certain Straddle Period is not determinable at the time of Closing or such Periodic Taxes are charged in arrears, such Periodic

Taxes shall be prorated for such Straddle Period, based on the most recent ascertainable full Tax year without adjustment. For purposes of this Section 8.2(b), the Straddle Period for ad valorem Taxes and personal property Taxes shall be the fiscal period for which such Taxes were assessed by the applicable Tax jurisdiction.

(c) Sellers, on the one hand, or Purchaser, on the other hand, as the case may be (the “Reimbursing Party”), shall provide reimbursement for any Tax paid by the other (the “Paying Party”), all or a portion of which is the responsibility of the Reimbursing Party in accordance with the terms of this Agreement (including this Section 8.2). Within a reasonable time prior to the payment of any such Tax, the Paying Party shall give notice to the Reimbursing Party of the Tax payable and the Paying Party’s and Reimbursing Party’s respective Liability therefor, although failure to do so shall not relieve the Reimbursing Party from its Liability hereunder except to the extent the Reimbursing Party is actually prejudiced thereby.

(d) The parties shall provide each other with such assistance as reasonably may be requested by any of them in connection with (i) the preparation of any Tax Return, (ii) the determination of any Liability in respect of Taxes or the right to any refund, credit or prepayment in respect of Taxes (including pursuant to this Agreement) or (iii) any audit or other examination by any Taxing Authority, or any judicial or administrative proceeding with respect to any Taxes.

Section 8.3 Bulk Sales. Purchaser and Sellers hereby waive compliance with the requirements and provisions of any “bulk-transfer” or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale, conveyance, assignment or transfer of any or all of the Acquired Assets to Purchaser or its designee(s). In furtherance and not in limitation of the foregoing, Sellers shall use commercially reasonable efforts to confirm that the Sale Order shall provide either that (a) Sellers have complied with any applicable bulk sale or bulk transfer Laws of any jurisdiction in connection with the Transactions or (b) compliance with such Laws described in Clause (a) is not necessary or appropriate under the circumstances.

Section 8.4 Notices. Any notice pursuant to this Agreement must be in writing and will be deemed effectively given by the applicable party on the earliest of the date (a) on which such notice is sent by email, receipt confirmed or no automated “bounceback” or similar message is received in reply, (b) one (1) Business Day after such notice is deposited with an overnight courier service for next day delivery, or (c) on which such notice is delivered by hand; in each case to the appropriate address set forth below (or by such other address as the party may designate by notice to the other party, with such change of address effective five (5) Business Days following delivery of such notice of change):

to Sellers:

Acorda Therapeutics, Inc.

2 Blue Hill Plaza, 3rd Floor

Pearl River, New York 10965

Attention: General Counsel

Email:

with courtesy copies (which shall not constitute notice) to:

Baker & McKenzie LLP

452 Fifth Avenue

New York, New York 10018

Attention:

Email:

to Purchaser:

Merz Pharmaceuticals, LLC

c/o Merz Therapeutics GmbH

Eckenheimer Landstraße 100

D-60318 Frankfurt am Main

Germany

Attention: General Counsel

Email:

with courtesy copies (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP

3 World Trade Center
175 Greenwich Street

New York, New York 10007

Attention:

Email:

Section 8.5 Descriptive Headings; Interpretative Provisions. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. Except where the context otherwise requires, the word “or” is used in the inclusive sense (and/or). Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on other than a Business Day, the party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. References to “dollars” or “$” mean United States dollars, unless otherwise clearly indicated to the contrary. The word “notice” shall mean notice in writing (whether or not specifically stated) and shall include notices, consents, approvals, requests and other written communications contemplated under this Agreement. The phrases “made available to Purchaser,” “delivered to Purchaser” or “provided to Purchaser” and similar phrases as used herein with respect to any documents or information means that such information or documents were contained and accessible in the virtual data room hosted by Seller Parent in connection with the Transactions as of two (2) Business Days prior to the date of this Agreement, except with respect to the Seller 10-K or the Sample NWC Calculation, which has been made available to Purchaser’s counsel via e-mail. No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement. Time periods based on a number of days within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and, if applicable, by extending the period to the next Business Day following if the last day of the period is not a Business Day. For purposes of this Agreement, references to “Sellers” shall be construed, where applicable, to include any liquidating trust, plan administrator, or comparable Person or body bearing responsibility for the administration and wind-down of Sellers’ operations, estates and the Chapter 11 Cases.

Section 8.6 No Strict Construction. Sellers, on the one hand, and Purchaser, on the other hand, participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by Sellers and Purchaser, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Without limitation as to the foregoing, no rule of strict construction construing ambiguities against the draftsperson shall be applied against any Person with respect to this Agreement.

Section 8.7 Entire Agreement; Assignment. This Agreement, the Ancillary Documents and the Confidential Disclosure Agreement constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party; provided, however, that Purchaser may assign its rights or delegate its obligations, in whole or in part, without such consent to (a) any Person that succeeds to all or substantially all of its assets or business related to this Agreement (whether by sale, merger, operation of law or otherwise) following the Closing or (b) an Affiliate of Purchaser (each such assignee, a “Designated Purchaser”). Upon any assignment by Purchaser to a Designated Purchaser, each Designated Purchaser shall be deemed a “Purchaser” for purposes of this Agreement in connection with the Transactions (and any reference to “Purchaser” herein in connection therewith shall automatically be deemed to be a reference to such Designated Purchaser) and such Designated Purchaser shall automatically be assigned the rights of Purchaser under this Agreement necessary in case of such designation. No assignment of this Agreement shall relieve Purchaser of any liability or its obligations under or in connection with this Agreement. Any purported assignment in violation of this Section 8.7 shall be null and void.

Section 8.8 Governing Law; Submission of Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware. Any and all claims, controversies and causes of action arising out of or relating to this Agreement, whether sounding in contract, tort or statute, shall be governed by the Laws of the

State of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws or other rule that would result in the application of the Laws of a different jurisdiction. The parties agree that the exclusive jurisdiction and venue for any litigation arising out of this Agreement shall be in the Bankruptcy Court; provided, however, that if at the time of commencement of any such litigation, the Chapter 11 Cases are no longer pending or the Bankruptcy Court does not have jurisdiction or declines to exercise jurisdiction, the exclusive jurisdiction and venue for any litigation arising out of or relating to this Agreement, provided jurisdiction may be obtained under applicable Law, shall be in the state or federal courts in the State of Delaware, and each party hereby waives any objections they may have with respect thereto (including any objections based upon forum non conveniens). Each party hereby consents to entry of final order or judgment by the Bankruptcy Court in any litigation arising out of this Agreement before the Bankruptcy Court. Each party hereby consents to service of process in the manner and at the address set forth in Section 8.4. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.9 Expenses. Except (a) as otherwise provided herein or (b) with respect to any filing fees pursuant to any Antitrust Laws, which shall be borne by Purchaser, whether or not the Transactions are consummated, all other costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses.

Section 8.10 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each party.

Section 8.11 Waiver. At any time prior to the Closing, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.12 Counterparts; Effectiveness. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 8.13 Severability; Validity; Parties in Interest. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable. Except as expressly provided in this Agreement, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 8.14 Specific Performance. The parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Each party shall be entitled (a) to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other party, (b) to a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and (c) to any further equitable relief. The election to pursue an injunction or specific performance will not restrict, impair or otherwise limit any party from seeking to collect or collecting damages. The parties agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any party and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the respective covenants and obligations of any party under this Agreement. If, prior to the Outside Date (or, if the Closing Date could have occurred on or within three (3) Business Days prior to the Outside Date, within five (5) Business Days after the Outside Date), any party brings any Action to enforce specifically the performance of the terms and provisions this Agreement by any other party, the Outside Date will automatically be extended (y) for the period during which such Action is pending, plus ten (10) Business Days, or (z) by such other time period established by the court presiding over such Action, as the case may be. In no event will this Section 8.14 be used, alone or together with any other provision of this Agreement, to require Sellers to remedy any breach of any representation or warranty of Sellers made herein. Purchaser shall not be entitled to both obtain specific performance pursuant to this Section 8.14 to cause the Closing to occur and also receive the Breakup Fee and Expense Reimbursement Amount.

Section 8.15 Time of the Essence. Time shall be of the essence for purposes of performance by the parties of their respective obligations under this Agreement.

Section 8.16 Joint and Several Obligations. Each obligation imposed on any Seller by this Agreement shall be deemed to be a joint and several obligation of each Seller as if such obligation were imposed individually upon each of them.

Section 8.17 Remedies Cumulative. Except as herein expressly set forth, no remedy conferred upon a party by this Agreement is intended to be exclusive of any other remedy herein or by Law provided or permitted, but each shall be cumulative and shall be in addition to every other remedy given herein or now or hereafter existing at Law, in equity or by statute.

Section 8.18 Conflicts; Deal Communications.

(a) It is acknowledged by each of the parties that Sellers have retained Baker & McKenzie LLP (“Baker McKenzie”) to act as their counsel in connection with the negotiation, documentation and consummation of this Agreement and the Transactions (the “Current Representation”). Purchaser hereby agrees that after the Closing, Baker McKenzie may represent Sellers or any of their Affiliates or any of their respective Representatives (any such Person, a “Permitted Seller Person”) in any matter involving or arising from the Current Representation, including any interpretation or application of this Agreement or any Ancillary Document, and including for the avoidance of doubt any proceeding between or among Purchaser or any of its Affiliates, and any Permitted Seller Person, even though the interests of such Permitted Seller Person may be directly adverse to Purchaser or any of its Affiliates, and even though Baker

McKenzie may be representing Purchaser in unrelated ongoing matters. Purchaser hereby waives and agrees not to assert (i) any claim that Baker McKenzie has a conflict of interest in any representation described in this Section 8.18(a) or (ii) any confidentiality obligation with respect to any communication between Baker McKenzie and any Permitted Seller Person occurring in the course of the Current Representation.

(b) Purchaser hereby agrees that all communications (whether before, at or after the Closing) between Baker McKenzie, any Permitted Seller Person, or any current or former director, officer or employee of any Seller to the extent related to the Current Representation or any dispute arising under this Agreement (the “Deal Communications”), whether or not attorney-client privileged, and all rights to any other evidentiary privilege to the extent related thereto, and the protections afforded to information relating to representation of a client under applicable rules of professional conduct that may apply to such Deal Communications, shall be retained, owned, and controlled collectively by the Permitted Seller Persons and shall not pass to or be claimed by Purchaser or any of its Affiliates or their respective Representatives. To the extent that files or other materials maintained by Baker McKenzie constitute Deal Communications, only the Permitted Seller Persons shall hold property rights in such communications and Baker McKenzie shall have no duty to reveal or disclose any such files or other materials or any Deal Communications by reason of any attorney-client relationship between Baker McKenzie and any Permitted Seller Persons.

(c) Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, on the one hand, and a third party other than any Seller, on the other hand, Purchaser may assert the attorney-client privilege to prevent the disclosure of the Deal Communications to such third party; provided, however, that Purchaser may not waive such privilege without the prior written consent of Sellers (which such consent shall not be unreasonably withheld, conditioned or delayed). In the event that Purchaser or any of its respective directors, officers, employees or other representatives is legally required by an Order or otherwise to access or obtain a copy of all or a portion of the Deal Communications, Purchaser shall, to the extent legally permissible, (i) reasonably promptly notify Sellers in writing, (ii) agree that Sellers may seek a protective order and (iii) use, at Sellers’ sole cost and expense, commercially reasonable efforts to assist therewith.

Section 8.19 Purchaser Parent Guarantee. Purchaser Parent hereby fully, irrevocably and unconditionally guarantees the complete and timely payment by Purchaser of any amounts payable by Purchaser pursuant to Section 1.5, Section 1.6 and Section 2.2(b)(i), and Section 8.2(b) as and when such amounts are due and payable hereunder (“Purchaser Obligations”). This guarantee shall be a guarantee of payment and not of collection. Purchaser Parent hereby agrees that its obligations hereunder shall not be discharged or otherwise affected by (i) any change herein or amendment hereto, (ii) any failure by any member of the Seller Group to give notice of default to Purchaser Parent or any other notice to Purchaser Parent, (iii) the occurrence or continuance of any event of bankruptcy, reorganization or insolvency with respect to Purchaser, or the dissolution, liquidation or winding up of Purchaser Parent or Purchaser, or (iv) any other circumstances which may otherwise constitute a legal or equitable discharge or defense of a guarantor. Purchaser Parent covenants that this guarantee made under this Section 8.19 will not be discharged except upon the earlier of (a) the complete performance of all Purchaser Obligations and (b) the termination of this Agreement. Any Seller may obtain recourse against Purchaser Parent for the payment and performance of any Purchaser Obligations prior to, concurrently with or after any Action to enforce such Purchaser Obligations. In no event shall any Seller be deemed to have elected any remedy that precludes or impairs its ability to proceed against Purchaser Parent. Purchaser Parent hereby waives (i) protest, presentment, demand for payment and notice of default or nonpayment and (ii) any right to require any Seller to proceed first against Purchaser. Notwithstanding anything else in this Agreement to the contrary, Purchaser Parent may not assign or transfer its obligations hereunder to any other Person without the prior written consent of a Seller, which consent may not be unreasonably withheld, conditioned or delayed.

Article IX

DEFINITIONS

As used herein, the terms below shall have the following meanings:

“Accounting Principles” means GAAP, as applied consistently with the Financial Statements.

“Accounts Receivable” means (a) all trade accounts receivable, and other similar rights to payment, of any member of the Seller Group and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered by or on behalf of any member of the Seller Group, (b) all other accounts or notes receivable by any member of the Seller Group and the full benefit of all security for such accounts or notes and (c) any claim, remedy or other right related to any of the foregoing.

“Accounts Receivable Schedule” means, as of a given point in time, a schedule setting forth a detailed list of all Qualifying Accounts Receivable outstanding and the value thereof as of such time, determined in accordance with the Accounting Principles, including, with respect to each individual payor, the payor name, invoice number, invoice date, amount due in respect of each such invoice and the age of each such receivable, each as of such time.

“Acorda Ireland” is defined in Section 1.1(s).

“Acorda Ireland Tax Amount” means any unpaid Taxes of Acorda Ireland relating or attributable to any Pre-Closing Tax Period (such amount not to be less than zero and regardless of whether a Tax Return is required to be filed or such Taxes to be paid before the Closing Date) and, in the case of any Straddle Period, determined in accordance with Section 8.2(b) and, in each case, taking into account estimated Tax payments and overpaid Tax payments carried forward, in each case to the extent available in such taxable period to offset such Taxes.

“Acquired Assets” is defined in Section 1.1.

“Acquired Books and Records” is defined in Section 1.1(h).

“Acquired Inventory” is defined in Section 1.1(e).

“Acquired Permits” is defined in Section 1.1(l).

“Acquired Promotional Materials” is defined in Section 1.1(k).

“Acquired Regulatory Authorizations” is defined in Section 1.1(j).

“Acquisition” is defined in the Recitals.

“Action” means any claim, hearing, charge, action, decision, order, suit, arbitration, litigation, mediation, grievance, audit, examination, inquiry, proceeding or investigation by or before any Governmental Entity or arbitrator.

“Additional Assigned Contracts” is defined in Section 1.5(h).

“Affiliate” of a specified Person means any other Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For the purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble and shall include the Exhibits and Schedules annexed hereto or referred to herein.

“Alkermes Dispute” means any past, current, or future dispute or Action between Alkermes PLC and Seller Parent or any other Seller Group member arising under or primarily relating to the Amended and Restated License Agreement by and between Elan Corporation, PLC and Acorda Therapeutics, Inc. dated September 26, 2003, the Supply Agreement by and between Elan Corporation, PLC and Acorda Therapeutics, Inc. dated September 26, 2003, or U.S. Patent No. 5,540,938, including the arbitration before the American Arbitration Association’s International Centre for Dispute Resolution, ICDR Arbitration No. 01-20-0010-8421, and any litigation in court relating to that arbitration, including the case captioned Acorda Therapeutics, Inc. v. Alkermes PLC, No. 23 CIV. 223 (NRB) (S.D.N.Y. filed Jan. 10, 2023), and any appeals or proceedings arising from that case, including Acorda Therapeutics, Inc. v. Alkermes plc, No. 23-2374 (Fed. Cir. filed Sept. 11, 2023).

“Allocation” is defined in Section 1.8.

“Alkermes Royalty Payable” means the amount accrued as of the Calculation Time by Seller Parent in respect of any royalty or similar payment payable by a member of the Seller Group pursuant to the Asset Purchase and License Agreement dated December 27, 2010 by and between Civitas Therapeutics, Inc. and Alkermes, Inc., as amended by Amendment No. 1, dated December 9, 2011 and Amendment No. 2, dated December 19, 2014, as determined in accordance with the Accounting Principles.

“Alternative Transaction” means (a) a Restructuring Transaction or (b) any sale, assignment, lease, transfer, license, relinquishment of rights to or other disposition of or settlement of claims with respect to all or any material portion of the Acquired Assets to or with any Person (or group of Persons), whether in one transaction or a series of transactions, in each case other than to Purchaser or an Affiliate of Purchaser.

“Alternative Stalking Horse Transaction” means any agreement or understanding with respect to any sale, transfer or disposition whether by means of an asset sale or otherwise, of any of the Acquired Assets with a replacement or alternative stalking horse bidder to Purchaser.

“Ancillary Documents” means the Bill of Sale & Assignment and Assumption Agreement, Intellectual Property Assignment Agreements, Escrow Agreement, Stock Transfer Form and each other agreement, document or instrument (other than this Agreement) executed and delivered by the parties in connection with the consummation of the Transactions.

“ANDA” is defined in Section 3.10(b).

“Anti-Corruption Law” means any Law related to combating bribery and corruption, including the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, the UN Convention Against Corruption and any implementing legislation promulgated pursuant to such Conventions, the Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act 2010.

“Antitrust Laws” means any applicable supranational, national, federal, state, county, local or foreign antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation Laws of any jurisdiction other than the United States.

“ARCUS Platform” means Sellers’ dry-powder pulmonary delivery system designed to deliver medications for both pulmonary and systemic indications, including Inbrija®, through inhalation, including all Seller Intellectual Property related thereto.

“Assigned Contracts” is defined in Section 1.1(d).

“Assigned Contracts Schedule” is defined in Section 1.1(d)

“Assumed Liabilities” is defined in Section 1.3.

“Auction” is defined in the Bidding Procedures.

“Backup Bidder” is defined in the Bidding Procedures.

“Baker McKenzie” is defined in Section 8.18(a).

“Bankruptcy Code” is defined in the Recitals.

“Bankruptcy Court” is defined in the Recitals.

“Bidding Procedures” means the bidding procedures substantially in the form attached to the Bidding Procedures Order in Exhibit C, with such changes as are reasonably acceptable to

Purchaser and Sellers, to be approved by the Bankruptcy Court pursuant to the Bidding Procedures Order.

“Bidding Procedures Order” means the Order of the Bankruptcy Court, pursuant to sections 105(a), 363 and 365 of the Bankruptcy Code, that has not been stayed, vacated or stayed pending appeal: (a) designating Purchaser as the “stalking horse bidder” for the Acquired Assets pursuant to the terms of this Agreement; (b) authorizing and scheduling the Auction; (c) approving procedures for the submission of Qualified Bids; (d) in the case of Qualified Bids, approving the Minimum Overbid Amount of at least the sum of (i) the Breakup Fee, (ii) the Expense Reimbursement Amount and (iii) $2,500,000; (e) in the case of any subsequent Qualified Bids, approving the incremental Overbid amounts consisting of the Minimum Overbid Amount, and made in increments of at least $1,000,000; (f) approving the Breakup Fee and the Expense Reimbursement Amount; (g) approving Purchaser’s ability to credit bid the Breakup Fee and Expense Reimbursement Amount; (h) prohibiting the holders of notes from submitting a credit bid; (i) scheduling a hearing to consider approval of such sale; and (i) approving the form and manner of notice of the Auction procedures and Sale Hearing, which Order shall be substantially in the form attached hereto as Exhibit C, with such changes as are reasonably acceptable to Purchaser and Sellers.

“Bill of Sale & Assignment and Assumption Agreement” is defined in Section 2.2(a)(i).

“BIS” means the Directorate of Defense Trade Controls, Bureau of Industry and Security of the U.S. Department of Commerce.

“Biogen Agreement” means the Collaboration and License Agreement, by and between Seller Parent and Biogen Idec International GmbH (“Biogen”), dated June 30, 2009, as amended and modified by (a) Addendum #1, dated May 21, 2010 (as amended by Amendment #1, dated May 24, 2011), (b) Addendum #2, dated March 29, 2012, (c) Addendum #3, dated February 14, 2013, and (d) Addendum #4, dated October 28, 2012.

“Biogen Royalty Receivable” means the amount accrued as of the Calculation Time by Seller Parent in respect of any royalty or similar payment that might be payable to a member of the Seller Group pursuant to the Biogen Agreement, as determined in accordance with the Accounting Principles.

“Biogen Transition” means the transition of the title, rights, assets, including the regulatory authorizations, and rights obligations under the Biogen Agreement from Biogen to Sellers or its Affiliates, successors or assigns in accordance with the Biogen Agreement.

“Books and Records” means all documents of, or otherwise in the possession, custody or control or used by, the Seller Group to the extent related to the Business, the Products, the other Acquired Assets or the Assumed Liabilities, including all files, instruments, books, microfilms, videos, photographs, letters, budgets, forecasts, ledgers, title policies, lists of past, present or prospective customers, supplier lists, consulting deliverables, technical documentation, documentation containing Know-How, user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), data, reports (including environmental reports and assessments), plans, mailing lists, price lists, marketing information and procedures, sales, advertising materials, equipment records, warranty information, drawings, plans and specifications, records of operations, standard forms of documents, copies of Tax Returns and copies of related books, records and workpapers related to Taxes, manuals of operations or business procedures and other similar procedures (including all discs, tapes and other media-storage data containing such information), in each case whether or not in electronic form, and other related literature, publications and materials, including consumer, customer and end-user information.

“Breakup Fee” is defined in Section 7.2(b).

“Business” means (a) the Exploitation of Products by or on behalf of the Seller Group anywhere in the world and (b) the use or practice of the ARCUS Platform in the Exploitation of Products incorporating, delivered by or otherwise utilizing the ARCUS Platform.

“Business Contractor” is defined in Section 3.16(b).

“Business Contractor Census” is defined in Section 3.16(b).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City, New York, or Frankfurt, Germany, are authorized or obligated by Law to close.

“Business Employee” is defined in Section 3.16(a).

“Business Employee Census” is defined in Section 3.16(a).

“Calculation Time” means 12:01 a.m. (Eastern time) on the Closing Date.

“Cash” means all cash and cash equivalents, including checks, commercial paper, treasury bills, certificates of deposit and marketable securities, and any bank accounts and lockbox arrangements of any member of the Seller Group as of the Closing.

“Chapter 11 Cases” is defined in the Recitals.

“Civitas APLA” means that certain Asset Purchase and License Agreement, dated as of December 27, 2010, by and between Civitas Therapeutics, Inc. (formerly known as Corregidor Therapeutics, Inc.) and Alkermes, Inc., as amended by Amendment No. 1, dated December 9, 2011 and Amendment No. 2, dated December 19, 2014.

“Closing” is defined in Section 2.1.

“Closing Consideration” is defined in Section 1.6(a).

“Closing Date” is defined in Section 2.1.

“CMO Payables” means all accounts payable, and other similar obligations to pay, of any member of the Seller Group accrued as of the Calculation Time in respect of the purchase by any member of the Seller Group of Inventory, determined in each case in accordance with the Accounting Principles, but excluding any such accounts payable that are then overdue.

“CMO Payables Schedule” means, as of a given point in time, a schedule setting forth a reasonably detailed list of the CMO Payables as of such time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competing Bid” means any bid contemplating a Competing Transaction.

“Competing Transaction” means the sale, transfer or other disposition, directly or indirectly, including through an asset sale, share sale, merger, amalgamation, or other similar transaction, including a plan of reorganization approved by the Bankruptcy Court, or resulting from the Auction, of a material portion of the Acquired Assets.

“Competing Business” is defined in Section 5.19(a).

“Compound” means each of levodopa and dalfampridine/fampridine (also known as
4-aminopyridine).

“Confidential Disclosure Agreement” means the Confidential Disclosure Agreement, between Acorda Therapeutics, Inc. and Merz Therapeutics GmbH, a Gesellschaft mit beschränkter Haftung organized under the laws of the Federal Republic of Germany and an Affiliate of Purchaser, dated June 22, 2023.

“Confidential Information” is defined in Section 5.12(c).

“Contract” means any agreement, contract, subcontract, lease, sublease, instrument, permit, concession, franchise, arrangement, understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or instrument.

“Copyrights” means all rights associated with works of authorship, including protectable subject matter under U.S. copyright Law (or foreign equivalent), copyrights and any other rights in works of authorship (including Software) and, exclusive exploitation rights, moral rights, any related rights of authors and any other rights in copyrightable works (including Software), copyright registrations, or any application therefor and all extensions, restorations, reversions and renewals of any of the foregoing.

“Cure Costs” is defined in Section 1.5(a).

“Current Products” means the pharmaceutical products marketed as of the date hereof under the brand names Inbrija (including inhalers), Ampyra, and Fampyra (“Fampyra”).

“Current Representation” is defined in Section 8.18(a).

“Data” means all technical or scientific Know-How, trade secrets, methods, processes, formulae, designs, specifications and data, including biological, chemical, pharmacological, toxicological, pre-clinical, clinical, safety, manufacturing and quality control data and assays and all information supporting or otherwise included in inventions, including datasets, notes, lab notebooks, and all other information, documents and files; in each case, whether or not confidential, proprietary, patented or patentable, in any form, (a) generated or developed by or on behalf of any member of the Seller Group or any collaborator, co-developer or other Person to which such member or such collaborator or co-developer has delegated responsibility or has otherwise engaged to perform trials or studies (whether clinical or otherwise) or CMC related activities (including supply of the Products for use in clinical trials) or related services, including any clinical trial databases and other data and reports arising out of the conduct of clinical trials or other clinical activities, any clinical trial agreements, vendor agreements or contract research organization agreements related to the conduct of the clinical trials or clinical activities, including any and all research result and (b) either owned or controlled by any such Seller as of the date hereof, or upon passage of time, or occurrence of a particular event, would become owned or controlled by any such Seller, in each case Primarily Related to the Business or Product.

“Deal Communications” is defined in Section 8.18(b).

“Deposit Funds” is defined in Section 1.6(b).

“Designated Agreement” is defined in Section 1.5(f).

“Designated Purchaser” is defined in Section 8.7.

“Designation Deadline” is defined in Section 1.5(h).

“DOJ” is defined in Section 5.4(b).

“Effect” means any change, effect, development, event or occurrence.

“EMA” means the European Medicines Agency.

“Encumbrance” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, encumbrance, covenant, charge, claim, option, right of first refusal, easement, right of way, encroachment, occupancy right, preemptive right, community property interest or restriction of any nature, whether arising prior to or subsequent to the commencement of the Chapter 11 Cases, and whether voluntarily incurred or arising by operation of Law.

“Enforceability Exceptions” is defined in Section 3.2.

“Environmental Laws” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment, the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of Persons or property, including protection of the health and safety of employees or (b) impose Liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Escrow Agent” means Ankura Trust Company, LLC.

“Escrow Agreement” means the escrow agreement dated March 28, 2024 among Purchaser, the Sellers and Ankura Trust Company, LLC.

“Estimated Accounts Receivable Value” is defined in Section 1.6(c).

“Estimated Closing Consideration” is defined in Section 1.6(c).

“Estimated Inventory Value” is defined in Section 1.6(c).

“Excluded Assets” is defined in Section 1.2.

“Excluded Liabilities” is defined in Section 1.4.

“Excluded Taxes” means any (a) Taxes imposed on or with respect to Sellers or any of their Affiliates for any taxable period; (b) Taxes imposed on or with respect to the Acquired Assets, the Assumed Liabilities or the Business for any Pre-Closing Tax Period; (c) Taxes imposed on or payable by Acorda Ireland for any Pre-Closing Tax Period; (d) Taxes imposed on or with respect to the Excluded Assets or the Excluded Liabilities for any taxable period; (e) Liability of Purchaser or any of its Affiliates for any Taxes described in clauses (a) through (d) of this definition of Excluded Taxes as a transferee or successor to Sellers or their Affiliates; and (f) Periodic Taxes for which any Seller is responsible pursuant to Section 8.2(b). For purposes of this Agreement, in the case of any Straddle Period, (i) Periodic Taxes shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in the manner set forth in Section 8.2(b) and (ii) Taxes (other than Periodic Taxes) relating to the Acquired Assets, the Assumed Liabilities or the Business for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the closing of business on the Closing Date.

“Expense Reimbursement Amount” means the dollar amount equal to the lesser of (a) $2,775,000 and (b) the aggregate amount of all reasonable and documented out-of-pocket costs, expenses and fees incurred by Purchaser and its Affiliates and owed to third parties unaffiliated with Purchaser or its Affiliates, in connection with evaluating, negotiating, documenting, performing (including, for the avoidance of doubt, making any filings or submissions in furtherance of) the Transactions and the Ancillary Documents, including fees, costs and expenses of any professionals (including financial advisors, outside legal counsel, accountants, experts and consultants) retained by Purchaser or its Affiliates in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement, the Transactions, including the Chapter 11 Cases and other judicial and regulatory proceedings related to such transactions, which amount shall constitute a Superpriority Claim and shall be payable as set forth in Section 7.2(c).

“Exploit” and “Exploitation” means to make, manufacture, import, export, use, sell, offer for sale, research, develop, conduct regulatory activities, commercialize, register, hold or keep (whether for disposal or otherwise), transport, distribute, promote, market, or otherwise dispose of, or have done any or all of the foregoing.

“Export Controls” means all applicable export and reexport control Laws and regulations, including the Export Administration Regulations maintained by BIS and the International Traffic in Arms Regulations maintained by the U.S. Department of State and any applicable anti-boycott compliance regulations.

“FDA” means the United States Food and Drug Administration.

“FDA Transfer Letters” means the Purchaser FDA Transfer Letters and the Seller FDA Transfer Letters.

“FDCA” means the U.S. Food, Drug, and Cosmetic Act of 1938, as amended.

“Fee Event” is defined in Section 7.2(b).

“Financial Statements” is defined in Section 3.5(a).

“FTC” is defined in Section 5.4(b).

“GAAP” means United States generally accepted accounting principles, consistently applied.

"General Unsecured Claim" means any claim (as defined in the Bankruptcy Code) against a Seller as of the Petition Date that is neither secured by collateral nor entitled to priority under the Bankruptcy Code.

“Good Clinical Practice” means standards, practices and procedures for the clinical development and research of, and clinical trials for pharmaceuticals (including all applicable Laws and requirements relating to protection of human subjects and the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials), as set forth in the FDCA and applicable regulations promulgated thereunder (including, for example, 21 C.F.R. Parts 50, 54, and 56), as amended from time to time, and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are promulgated, enforced, endorsed or otherwise required by other organizations or Governmental Entities in any other countries, including the European Union’s Commission Directive 2005/28/EC, the corresponding national law of the European Union’s Member States and applicable regulations or guidelines from the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, in which Products are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Good Laboratory Practice” means standards, practices and procedures for good laboratory practices by pharmaceutical laboratories, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good laboratory practice as are promulgated, enforced, endorsed or otherwise required by other organizations or Governmental Entities in any other countries, including the European Union’s Directive 2004/10/EC, the corresponding national law of the European Union’s Member States and applicable regulations or guidelines from the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use in which the Products are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Good Manufacturing Practice” means standards, practices and procedures for the manufacture, processing, packaging, testing, transportation, handling and holding of drug products, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good manufacturing practice as are promulgated, enforced, endorsed or otherwise required by other organizations or Governmental Entities in any other countries, including the European Union’s Commission Directive 2003/94/EC, the corresponding national law of the European Union’s Member States applicable regulations or guidelines from the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use in which the Products are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization or (c) any agency, division, bureau, department, commission, board, arbitral or other tribunal, court, branch or other political subdivision of any government, entity or organization described in the foregoing Clauses (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations).

“GTN Liabilities” means all Liabilities of the Seller Group accrued or payable as of the Calculation Time for Rebates, price reductions (including prompt pay discounts) and other chargebacks and product returns from customers, patient savings program costs including co-pay mitigation costs and fees, price reductions (including prompt pay discounts) and other chargebacks and product returns from customers, patient savings program costs including co-pay mitigation costs and fees, and outstanding fees for services owed or owing to customers, including specialty pharmacies, distributors, pharmacy benefit managers, co-pay mitigation service providers and managed services operations, in respect of the sale of any Product and related fees, determined in accordance with the Accounting Principles.

“GTN Liabilities Schedule” means, as of a given point in time, a schedule setting forth a reasonably detailed list of the GTN Liabilities as of such time, determined in accordance with the Accounting Principles.

“Hazardous Substance” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals and radon gas.

“Health Care Submissions” is defined in Section 3.18(a).

“Health Laws” means any healthcare Law of any Governmental Entity (including multi-country organizations) applicable to Sellers and the Business, including those relating to the safety, efficacy and quality of medicines, drug products, biological products or pharmaceuticals by regulating the research, development, manufacturing and distribution of such products, including Laws relating to Good Laboratory Practice, Good Clinical Practice, investigational use, product marketing authorization, manufacturing facilities compliance, registration and approval, Good Manufacturing Practice, manufacturer, sponsor or applicant marketing authorization, registration or licensing, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports and their respective counterparts promulgated by the FDA or Regulatory Authorities in countries outside the United States and shall also include (a) the FDCA and the regulations promulgated and guidance issued thereunder, (b) the Public Health Service Act, and the regulations promulgated and guidance issued thereunder, (c) all federal and state fraud and abuse Laws, including the Federal Anti-Kickback Statute, the civil False Claims Act, the administrative False Claims Law, the Anti-Inducement Law, the exclusion Laws, and the regulations promulgated pursuant to such statutes, (d) the Health Insurance Portability and Accountability Act of 1996, the regulations promulgated thereunder and comparable state Laws, (e) the Controlled Substances Act, (f) Titles XVIII and XIX of the Social Security Act and the regulations promulgated thereunder, (g) the Clinical Laboratories Improvement Amendments and (h) all applicable Laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions administered by Regulatory Authorities, each of Clauses (a) through (h) as may be amended from time to time.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the Health Information Technology for Clinical Health Act of the American Recovery and Reinvestment Act of 2009.

“HSR Act” is defined in Section 5.4(a).

“Import Restrictions” means all applicable U.S. and foreign import Laws, including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

“IND” means an Investigational New Drug Application submitted to the FDA pursuant to 21 C.F.R. Part 312 (as amended from time to time) with respect to the Products, or the equivalent application or filing submitted to any equivalent agency or Governmental Entity outside the United States of America, and all supplements, amendments, variations, extensions and renewals thereof that may be submitted with respect to the foregoing.

“Indebtedness” means, with respect to any Person, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all Indebtedness of others secured by any Encumbrance on owned or acquired property of the reference Person, whether or not the Indebtedness secured thereby has been assumed, (d) all guarantees (or any other arrangement having the economic effect of a guarantee) of Indebtedness of others, (e) all capital lease obligations and all synthetic lease obligations, (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments, (g) all securitization transactions, (h) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the Ordinary Course of Business), (i) all obligations, contingent or otherwise, in respect of bankers’ acceptances and (j) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).

“Independent Accountant” means a national or international accounting firm, independent of Purchaser or Sellers, selected by Purchaser and reasonably acceptable to Sellers.

“Information Privacy and Security Laws” means any applicable Laws issued by any Governmental Entity and all guidance issued by any Governmental Entity thereunder, relating to: (a) the privacy, protection, or security of Protected Information, including as relevant to the collection, storage, processing, transfer, sharing and destruction of Protected Information or (b) requirements for websites and mobile applications, online behavioral advertising, call or electronic monitoring or recording, or any outbound communications, including outbound calling and text messaging, telemarketing and email marketing. Without limiting the foregoing, “Information Privacy and Security Laws” includes the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Children’s Online Privacy Protection Act, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Reporting Act, HIPAA, the Gramm-Leach-Bliley Act, state data security Laws, state social security number protection Laws, state data breach notification Laws, the California Consumer Privacy Act as amended and other state consumer protection Laws, Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 and Directive 2002/58/EC of the European Parliament and of the Council of 12 July 2002 as amended (and any European Union member states’ Laws and regulations implementing them), the European General Data Protection Regulation, the Canadian Personal Information Protection and Electronic Documents Act, India’s Information Technology Act, Japan’s Act on the Protection of Personal Information, Hong Kong’s Personal Data (Privacy) Ordinance, and Australia’s Privacy Amendment (Private Sector) Act 2000 as amended by the Privacy Amendment (Enhancing Privacy Protection) Act 2012, and other applicable data protection Laws of the jurisdictions in which Business is operated.

“Intellectual Property” means all: (a) Patents; (b) Trademarks; (c) inventions and designs; (d) Know-How; (e) Copyrights; (f) all industrial designs and any registrations and applications therefor; (g) Internet Properties; (h) all other similar or equivalent intellectual property or proprietary rights anywhere in the world; and (i) rights in or relating to applications for, registrations of, rights of priority in, and divisions, continuations, continuations-in-part, reissuances, renewals, extensions, restorations and reversions of the any of the foregoing (as applicable) in Clauses (a) through (h) above.

“Intellectual Property Assignment Agreements” is defined in Section 2.2(a)(i).

“Internet Properties” means any and all IP, internet or global computing network addresses, sites and locations, including domain names, top-level domains and country code top-level domains, sub-domains, uniform resource locators and other similar names and locators and telephone numbers, and all goodwill associated with, and all rights related to or otherwise associated with the foregoing.

“Inventory” means all inventories, including all raw materials, active pharmaceutical ingredients, excipients, work-in-process, semi-finished and finished goods, inhalers, samples (including samples held by sales representatives), components, packaging materials, drug substances and drug products, of any Product.

“Inventory Schedule” means, as of a given point in time, a schedule setting forth a detailed list of all Qualifying Inventory and the value thereof as of such time, determined in accordance with the Accounting Principles, including the quantity, batch, expiry dating, book value, location, original shelf-life and remaining shelf-life, as of such time.

“IP Contracts” is defined in Section 3.10(h).

“Know-How” means any non-public, proprietary or other information, whether tangible or intangible and regardless of the form or medium, including trade secrets, knowledge, experience, know-how, technology, information, and data, including formulas and formulations, processes, practices, techniques, inventions, discoveries, ideas, developments, test procedures, results, concepts, methods, methodologies, protocols, designs, improvements, models, specifications, materials, compositions of matter of any type of kind, assays, screens, Software, algorithms, databases, database rights, chemistry, manufacturing and control (CMC) information and data, lab notebooks, stability, technology and test data and results (including pharmacological, biological, chemical, biochemical, toxicological, pre-clinical and clinical), analytical and quality control information, data, results and descriptions, studies and procedures, development, manufacturing and commercialization costs, information contained in submissions to and information from Regulatory Authorities and other reports, together with all documents and files embodying the foregoing.

“Knowledge of Sellers” means the actual knowledge of Ron Cohen, Michael Gesser and Kerry Clem (or any successor to such Person’s role and responsibilities, if such Person is no longer serving in his or her current role on behalf of the Seller Group at the relevant time), in each case, after the reasonable due inquiry of such employee with the primary responsibility for the matter in question.

“Law” means any law (including common law), statute, constitution, requirement, code, rule, regulation, order, ordinance, treaty, judgment or decree or other pronouncement of any Governmental Entity.

“Leased Real Property” is defined in Section 3.12(b).

“Leases” is defined in Section 3.12(b).

“Liability” means any liability, debt, guarantee, claim, demand, commitment or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, known or unknown, fixed or contingent, asserted or unasserted, or due or to become due) of every kind and description, and of any nature, and whether based in common law or statute or arising under written Contract or otherwise, including all costs and expenses related thereto.

“MAA” means an application for the authorization to market a compound or product in any country or group of countries, as defined in the applicable Law and filed with the Regulatory Authority of such given country or group of countries, including an NDA, and all additions, amendments, supplements, extensions and modifications thereto.

“Material Adverse Effect” means any Effect that, individually or in the aggregate with other Effects, has had or would reasonably be expected to have, a material adverse effect on the assets, condition (financial or otherwise) or results of operations of the Business, the Acquired Assets and the Assumed Liabilities, taken as a whole; provided, however, that the fact that the Chapter 11 Cases have been filed or that, accordingly, Sellers have been conducting the Business in the Ordinary Course of Business as the same is being conducted in the Chapter 11 Cases, shall not, together with the Effects resulting or arising therefrom, in and of themselves, be deemed to constitute a Material Adverse Effect or be taken into account in determining whether Material Adverse Effect exists or has occurred; provided, further, that no Effects resulting or arising from the following shall, individually or in the aggregate, be deemed to constitute a Material Adverse Effect or shall be taken into account when determining whether a Material Adverse Effect exists or has occurred: (a) changes in general economic, financial or securities markets or geopolitical conditions; (b) general changes or developments in regulatory or macroeconomic conditions or the industries and markets in which the Business operates or the Acquired Assets are operated; (c) the announcement or pendency of this Agreement, the Chapter 11 Cases or the Transactions (including in any case under this clause (c), (i) any communication by Purchaser or Purchaser Parent regarding their plan or intentions with respect to the conduct of the Business or relating to the Transactions or (ii) the threatened or actual impact on relationships of any member of the Seller Group or of the Business with customers, vendors, suppliers, distributors, manufacturers, payors, creditors, licensors, licensees, landlords, or employees (including the termination, suspension, modification, or reduction of such relationships) to the extent resulting therefrom); (d) the announcement of the identity of Purchaser or Purchaser Parent; (e) changes in any applicable Laws or applicable accounting regulations or principles or the enforcement or interpretation thereof; (f) any action which is expressly requested in writing by Purchaser or its Affiliates with respect to the Transactions or with respect to the Business; (g) any action taken, or failed to be taken, by Sellers at the request of Purchaser or otherwise as required by the terms of this Agreement; (h) any outbreak or escalation of hostilities or war or any act of terrorism or natural disaster or act of God, including any changes in climate, pandemic, epidemic, social unrest, earthquakes, hurricanes, tornadoes, fires, or cybersecurity incident; (i) the failure of the Product or Business to achieve any financial projections, predictions, forecasts, operating statistics or estimates of revenues for any period (provided, that the underlying causes of such failure shall not be excluded unless otherwise excluded pursuant to this definition); (j) any objections made in the Bankruptcy Court to this Agreement, the Transactions, the Sale Order or the reorganization, any orders of the Bankruptcy Court and any actions or omissions of any Seller in compliance with any order of the Bankruptcy Court and the assumption or rejection of any Assigned Contract; and (k) any action required or prohibited by the commencement of the Chapter 11 Cases; provided, further, that the exceptions set forth in clauses (a), (b), (e) and (h) above shall only apply to the extent that such Effect is not materially and disproportionately adverse to the Business, taken as a whole, as compared to other businesses of similar size that operate in the industries and markets in which the Seller Group operates.

“Material Contracts” is defined in Section 3.13(a).

“Material Customer” is defined in Section 3.20.

“Material Supplier” is defined in Section 3.20.

“Minimum Overbid Amount” is defined in the Bidding Procedures Order.

“Note Holder” means any holder of the Senior Secured Notes.

“NDA” means a New Drug Application submitted to the FDA pursuant to 21 C.F.R. Part 314 (as amended from time to time), or equivalent application or filing submitted to any equivalent agency or Governmental Entity outside the United States (including any supranational agency such as the EMA), and all amendments, supplements, variations and extensions which may be submitted thereto, including all documents, data and other information concerning the applicable drugs which are necessary for FDA approval to market such product in the United States or approval by such Governmental Entity in such country or jurisdiction outside of the United States.

“Net Working Capital” means an amount equal to the value of (a) any Qualifying Inventory, plus (b) any Qualifying Accounts Receivable, plus (c) Specified Pre-Paid Expenses, plus (d) the Biogen Royalty Receivable, minus (e) any CMO Payables, minus (f) the Alkermes Royalty Payable, minus (g) the Acorda Ireland Tax Amount, minus (h) any GTN Liabilities, with each of the preceding (a) through (h) calculated in accordance with the Accounting Principles and as of the Calculation Time. An example calculation of the Net Working Capital is attached hereto as Schedule 1.6(d)(i), which together with the Working Capital Schedules that have been made available to Purchaser via email, has been provided solely for illustrative purposes (the foregoing example calculation, together with the foregoing example Working Capital Schedules “Sample NWC Calculation”).

“Net Working Capital Adjustment” means (x) in the event that the Net Working Capital differs from the Target Net Working Capital by more than $500,000 (“NWC Collar Amount”), an amount (which may be expressed as a negative number) equal to the Net Working Capital minus the Target Net Working Capital and (y) otherwise, $0.

“Non-Assignable Assets” is defined in Section 1.5(d).

“Non-Competition Period” is defined in Section 5.19(a).

“Non-Solicitation Period” is defined in Section 5.19(b).

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or award of a Governmental Entity.

“Ordinary Course Licenses” means shrink wrap or click through licenses to generally available third-party technology or Software on standard terms that have not been customized for Sellers for annual consideration of less than $200,000.

“Ordinary Course of Business” means the ordinary course of day-to-day operations of the Business, as conducted by Sellers consistent with past custom and practice, except for compliance with legal requirements in connection with the Chapter 11 Cases (including conduct of the Auction) and otherwise taking into account the facts and circumstances that customarily and reasonably result from the events leading up to the commencement of the Chapter 11 Cases or thereafter that are the direct consequence of the Chapter 11 Cases (including non-payment of any General Unsecured Claim).

“Outside Date” is defined in Section 7.1.

“Overbid” is defined in the Bidding Procedures.

“party” and “parties” are defined in the Preamble.

“Patents” means patents and patent applications, including divisionals, continuations, continuations-in-part, conversions, substitutions, additions, registrations, renewals, extensions, restorations, supplementary protection certificates, confirmation, reissues, re-examinations, and revalidations thereof and invention disclosures therefor, and including any equivalents of the foregoing in any jurisdiction.

“Paying Party” is defined in Section 8.2(c).

“Pearl River Facility” means the approximately 20,944 square foot office premises located at Two Blue Hill Plaza, Pearl River, NY.

“Periodic Taxes” is defined in Section 8.2(b).

“Permits” means all consents, approvals, authorizations, certificates, filings, notices, permits, concessions, registrations, franchises, licenses or rights of, or issued by, any Regulatory Authority or other Governmental Entity, but in any event excluding Regulatory Authorizations.

“Permitted Post-Closing Encumbrances” means any Permitted Pre-Closing Encumbrance that is not extinguished by the Sale Order under applicable Law, it being understood that the Sale Order shall extinguish Encumbrances to the maximum extent permissible under applicable Law.

“Permitted Pre-Closing Encumbrances” means (a) liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate reserves have been made in accordance with GAAP, (b) statutory liens and rights of setoff of carriers, shippers, warehousemen, mechanics, repairmen, workmen, suppliers and materialmen, in each case, incurred in the Ordinary Course of Business for amounts not yet overdue, (c) restrictions or requirements set forth in any Permits relating to the Business the terms and condition of which have not been violated by the applicable Seller, (d) any zoning, building code, land use, planning, entitlement or similar Law or regulations imposed on real property by any Governmental Entity that is not violated by the current use and operation of the Leased Real Property and do not, individually or in the aggregate, materially detract from the value of the affected property or interfere with the ordinary conduct of the Business, (e) any Encumbrances listed on Schedule 3.6(a), (f) any Encumbrances that will be discharged or released either prior to, or substantially simultaneous with Closing, (g) any Encumbrances created by Purchaser, (h) any other material Encumbrances, imperfections of title and other similar matters that do not, individually or in the aggregate, detract from the value of, or impair the current or proposed use and enjoyment of the properties or assets they affect, and (i) non-exclusive licenses granted to customers, vendors or suppliers in Ordinary Course of Business, and (j) right, title or interest of a licensor or licensee under a license.

“Permitted Seller Person” is defined in Section 8.18(a).

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Data” means any and all information that can reasonably be associated with an individual natural person, including information that identifies an individual natural person, including name, physical address, telephone number, email address, financial account number, passwords or PINs, device identifier or unique identification number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations and marital or other status (to the extent any of these data elements can reasonably be associated with an individual natural person). Personal Data also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law and is regulated by such Law.

“Petition Date” means the date that Sellers file their voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court.

“Plan Support Agreement” is defined in Section 5.21.

“Post-Closing Tax Period” means any taxable period or portion thereof beginning after the Closing Date and, in the case of any Straddle Period, the portion of such Straddle Period beginning immediately after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Preservation Period” is defined in Section 5.2(b).

“Primarily Related” or “Primarily” means, with respect to any asset, property or right, any or all of the following: (a) primarily related to, (b) necessary or useful with respect to or in connection with the Exploitation of or (c) actually, or proposed to be, used with respect to or in connection with the Exploitation of.

“Privacy Statements” means, collectively, all of Sellers’ publicly posted privacy policies (including if posted on Sellers’ products and services) in effect at any time regarding the collection,

use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification or processing of Protected Information.

“Products” means (a) the Compounds, (b) any product or product candidate that is comprised of or contains a Compound, including the Current Products, and (c) any precursors, intermediates, improvements, modifications, derivatives or formulations of or delivery systems for any of the foregoing.

“Protected Information” means (a) Personal Data or (b) any information that is governed or regulated by one or more Information Privacy and Security Laws that any Seller receives, creates, transmits or maintains in electronic form through any of Sellers’ systems networks or other information technology systems.

“Purchase Price” is defined in Section 1.6(a)(i).

“Purchaser” is defined in the Preamble.

“Purchaser Cure Costs” is defined in Section 1.5(b).

“Purchaser FDA Transfer Letters” means letters to the FDA acknowledging the transfer of each NDA and IND for the Products to Purchaser substantially in the form attached hereto as Exhibit F.

“Purchaser Parent” is defined in the Preamble.

“Purchaser Obligations” is defined in Section 8.19.

“Qualified Bids” is defined in the Bidding Procedures.

“Qualifying Accounts Receivable” shall mean all Accounts Receivable accrued as of the Calculation Time that are valid, current and collectible in the Ordinary Course of Business, net of applicable reserves for bad debt. For the avoidance of doubt, the Biogen Royalty Receivable shall not be included in the Qualifying Accounts Receivable.

“Qualifying Inventory” means all amounts accrued as of the Calculation Time for Inventory, which (a) is of a quality and quantity that is merchantable, fit for the purposes for which it was procured or manufactured, usable or saleable in the Ordinary Course of Business, (b) is free of defects and damage, (c) conforms in all material respects to the specifications established therefor and to the Regulatory Authorizations, (d) has been manufactured in all material respects in accordance with the Regulatory Authorizations and all applicable Laws, as applicable, and (e) has a shelf life of (i) in the case of finished Product, eighteen (18) months, and (ii) in the case of active pharmaceutical ingredient, twelve (12) months.

“Rebate” means, with respect to any Product, commercial rebates and government rebates (including those related to Medicare and Medicaid), and any other rebates or similar rights related to programs, and fees for service providers related to Rebates, in place prior to the Closing Date granted to any Person.

“Registered Intellectual Property” means all applications, registrations and filings for Intellectual Property that have been registered, filed, or applied for with or by any Governmental Entity or other public or quasi-public legal authority anywhere in the world, including the United States Patent and Trademark Office or United States Copyright Office, including issued Patents and Patent applications, registered Trademarks and Trademark applications, registered Copyrights and Copyright applications, and Internet Properties registrations and applications.

“Regulatory Authority” means any local, regional, national or supranational Governmental Entity, including the FDA or the EMA, with responsibility for granting any license, registrations or approvals with respect to pharmaceutical products.

“Regulatory Authorizations” means all approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Regulatory Authority to Sellers, including any INDs, NDAs and marketing authorizations together with (a) all applications, submissions, registrations, or notifications submitted, or generated in preparation for, or anticipation of, submission, to a Regulatory Authority for the purpose of the filing, obtaining, updating or maintaining of any such approval, clearance, authorization, registration, certification, license and permit, in each case to the extent relating to any Product; and (b) all Data, Know-How and scientific information underlying any actual or contemplated Regulatory Authorizations, including pre-clinical, clinical and other reports and publications related to characterizing the safety and efficacy of pharmaceutical products.

“Regulatory Materials” means all (a) correspondence with or to Regulatory Authorities (including Regulatory Authorization letters, submissions, inspection reports, minutes and official contact reports relating to any communications with any Regulatory Authorities) with respect to the Business or the Products, (b) records contained in all pharmacovigilance and study databases, all adverse drug event, experience or reaction reports and associated documents, investigations of adverse drug event, experience or reaction reports, and any other information relevant to the assessment of safety or benefit-risk ratios, including, for the avoidance of doubt, all legacy data, in each case to the extent relating to any Product, and (c) non‑clinical, clinical and other files, plans, writings, drafts, notes, studies, reports, modules and other documents, in each case, that were received, acquired, developed, compiled, collected or generated by any Seller or by any third party on behalf of any Seller, to the extent used or related to the Products or the Business, but in all cases excluding Regulatory Authorizations.

“Reimbursing Party” is defined in Section 8.2(c).

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person.

“Requisite Noteholders” is defined in Section 5.21.

“Restructuring Transaction” means (a) any recapitalization transaction, plan of reorganization, liquidation, restructuring or sale, including any such transaction by way of any credit bid by or settlement with any creditor or other contractual counterparty of Sellers, involving (directly or indirectly) all or any material portion of the Acquired Assets, or (b) any merger, consolidation, share exchange, business combination or similar transaction (directly or indirectly) involving all or any material portion of the Acquired Assets, in each case whether in one transaction or a series of transactions.

“Retained Books and Records” means (a) the company seal, minute books, stock certificates, stock or equity record books, Tax Returns and other books, records and work papers related to Taxes paid or payable by any Seller or their Affiliates, work papers and such other books and records as pertain to the organization, qualification to do business, existence or capitalization of any Seller or any Affiliate thereof (other than Acorda Ireland), (b) all personnel, employment and immigration records, (c) books and records that relate exclusively to an Excluded Asset or Excluded Liability and (d) all of Sellers’ communications, documents, or materials exclusively related to the Excluded Assets and the Excluded Liabilities that Sellers may retain pursuant to any attorney-client privilege, work product doctrine, common interest, or joint defense privilege, and electronic and tangible documents reflecting such communications and materials.

“Retained Marks” is defined in Section 5.13(b).

“Rights” means any rights, claims, causes of action, actions, suits or proceedings, hearings, audits, rights of recovery, rights of setoff, rights of recoupment, rights of reimbursement, rights of indemnity or contribution and other similar rights (known and unknown, matured and unmatured, accrued or contingent, regardless of whether such rights are currently exercisable) against any Person, including all warranties, representations, guarantees, indemnities and other contractual claims (express, implied or otherwise), including any claims for past infringement or misappropriation.

“Royalty Payment Schedule” means, as of a given point in time, a schedule setting forth a reasonably detailed calculation of the amounts accrued for each of the Alkermes Royalty Payable and the Biogen Royalty Receivable, determined in accordance with the Accounting Principles.

“Sale Hearing” means the hearing conducted by the Bankruptcy Court to approve the Transactions.

“Sale Order” means an Order of the Bankruptcy Court substantially in the form attached hereto as Exhibit D, with such changes as are reasonably acceptable to Purchaser and Sellers, that has not been stayed, vacated or stayed pending appeal, authorizing and approving the sale of the Acquired Assets to Purchaser on the terms and conditions set forth herein.

“Sanctions Laws” means any economic or financial sanctions that are imposed, administered or enforced by: (a) OFAC, the U.S. Department of State, and any other U.S. Governmental Entity; (b) the United Nations Security Council; (c) the United Kingdom; and (d) the European Union or any member state thereof.

“SEC” means the U.S. Securities and Exchange Commission.

“Seller” and “Sellers” are defined in the Preamble.

“Seller Benefit Plan” means a plan, program, agreement or other arrangement providing for employment, compensation, retirement, deferred compensation, severance, separation, change of control, relocation, repatriation, expatriation, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement or other pension or welfare benefits, whether written or unwritten, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, (a) which is or has been sponsored, maintained, contributed to, or required to be contributed to by any Seller or its ERISA Affiliates for the benefit of any employee or former employee of Sellers or (b) with respect to which Seller or any of its ERISA Affiliates would reasonably be expected to have any Liability, in each case whether written or unwritten.

“Seller Cure Costs” is defined in Section 1.5(b).

“Seller FDA Transfer Letters” means letters to the FDA providing notice of the transfer of each NDA and IND for the Products to Purchaser and certifying that all Regulatory Materials relevant to such NDAs or INDs have been provided to Purchaser substantially in the form attached hereto as Exhibit G.

“Seller Group” is defined in Section 1.1.

“Seller Intellectual Property” means all Intellectual Property owned or purported to be owned by any member of the Seller Group, including Seller Registered Intellectual Property, which (i) claim, cover or are embodied in, or (ii) are otherwise Primarily Related to, in the case of both Clauses (i) and (ii), the Products or the Business.

“Seller Parent” is defined in the Preamble.

“Seller Registered Intellectual Property” means Seller Intellectual Property that is Registered Intellectual Property and that is registered or recorded in the name of, is or was filed or recorded in the name of, or that has been assigned to, any member of the Seller Group.

“Seller SEC Documents” means all forms, schedules, statements, exhibits, documents and reports filed or furnished with the SEC by Seller Parent since January 1, 2022, and the draft of the Form 10-K of Seller Parent for fiscal year 2023 (including all related notes and schedules) provided to Purchaser on March 29, 2024 (the “Seller 10-K”).

“Seller Confidentiality Agreements” means those agreements by and between any Seller or any Affiliate or Representative thereof, on the one hand, and Persons expressing an interest in acquiring an ownership interest in Sellers, the Seller Group or the Business, on the other hand, with respect to the use and confidentiality of information about the Seller Group and the Business and certain other obligations.

“Sellers Disclosure Schedule” means the disclosure schedule delivered by Sellers to Purchaser immediately prior to the execution of this Agreement.

“Senior Secured Notes” means the 6.00% Convertible Senior Secured Notes due 2024 issued by Seller Parent pursuant to that certain Indenture, dated as of December 23, 2019, between the Company and Wilmington Trust, National Association, as trustee.

“Shares” is defined in Section 1.1(s).

“Software” means all types of computer and other software programs including operating systems, application programs, software tools, firmware and software imbedded in equipment, including both object code and source code versions thereof, and all related documentation.

“Specified Pre-Paid Expenses” means the amount accrued as of the Calculation Time (a) under the Sellers’ co-pay assistance programs in respect of any Product administered by TrialCard, (b) for the Prepaid EMA Annual Fee for Inbrija and (c) for the Prepaid Food and Drug Administration Fee for FY 2024 PDUFA.

“Specified Pre-Paid Expenses Schedule” means, as of a given point in time, a schedule setting forth a reasonably detailed list of the Specified Pre-Paid Expenses as of such time, determined in accordance with the Accounting Principles.

“Stock Transfer Form” is defined in Section 2.2(a)(vii).

“Straddle Period” means a taxable period that includes but does not end on the Closing Date.

“Subsidiary” means (a) with respect to any Person, any Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or others performing similar functions or otherwise direct or cause the direction of the management and policies of such Person or (ii) representing 50% or more of such securities or ownership interests, in each case, are at the time directly or indirectly owned by such first Person, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Successful Bidder” is defined in the Bidding Procedures.

“Superpriority Claim” means a claim with priority over any and all administrative expenses, debtor-in-possession financing, adequate protection claims, diminution claims, and all other claims against the Sellers’ bankruptcy estates now existing or hereafter arising, of any kind whatsoever, including, without limitation, all administrative expenses of the kind specified in sections 503(b) and 507(b) of the Bankruptcy Code, over any and all administrative expenses or other claims arising under sections 105, 326, 327, 328, 330, 331, 361, 362, 363, 364, 365, 506(b), 506(c), 507(a), 507(b), 726, 1113, or 1114 of the Bankruptcy Code or otherwise (subject to any carve-out for professional fees set forth in the applicable debtor-in-possession and/or cash collateral orders entered by the Bankruptcy Court).

“Supply Interruption Event” means (a) a material disruption in the supply, or delayed supply, of any material goods or services necessary to operate the Business; or (b) a material stock-out in the distribution network of the Seller Group.

“Target Net Working Capital” means $21,500,000.

“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, whether disputed or not, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, environmental, disability, real property, personal property, escheat or unclaimed property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxing Authority” means any federal, state, local or foreign Governmental Entity or authority responsible for the imposition, collection or administration of any Tax.

“TCA” is defined in Section 3.19(j)(iv).

“Trademarks” means trademarks, trademark rights, service marks, service mark rights, trade dress, logos, slogans, trade names, trade name rights, assumed names, corporate names and other designations of origin, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Documents, including the Acquisition.

“Transfer” is defined in Section 1.5(g).

“Transfer Plan” is defined in Section 5.20.

“Transfer Taxes” is defined in Section 8.2(a).

“Transferred Service Provider” is defined in Section 5.11.

“Waltham Facility” means the approximately 26,000 square foot laboratory located at 283 Bear Hill Road, Waltham, MA.

IN WITNESS WHEREOF, Sellers and Purchaser have caused this Agreement to be executed on their behalf by their officers thereunto duly authorized, as of the date first above written.

SELLERS:

ACORDA THERAPEUTICS, INC.

By: /S/ Ron Cohen

Name: Ron Cohen, M.D.
Title: President and CEO

CIVITAS THERAPEUTICS, INC.

By: /s/ Michael Gesser

Name: Michael Gesser
Title: President

93

IN WITNESS WHEREOF, Sellers and Purchaser have caused this Agreement to be executed on their behalf by their officers thereunto duly authorized, as of the date first above written.

PURCHASER:

MERZ PHARMACEUTICALS, LLC

By: /s/ Hans-Joerg Bergler

Name: Hans-Joerg Bergler
Title: Authorized Signatory

By: /s/ Stefan Koenig

Name: Stefan Koenig
Title: Authorized Signatory

solely with respect to Section 4.3, Section 8.19 and Article VIII (solely as such Article relates to Section 8.19):

PARENT:

MERZ PHARMA GMBH & CO. KGaA,

represented by its general partner,

MERZ MANAGEMENT GMBH

By: /s/ Hans-Joerg Bergler

Name: Hans-Joerg Bergler
Title: Managing Director

By: /s/ Kerstin Degenhardt

Name: Dr. Kerstin Degenhardt
Title: Authorized Signatory

94